Legal Department
Memorandum

DATE:	February 5, 2010

TO:	Ellen J. Sazzman
Senior Counsel
U. S. Securities and Exchange Commission

FROM:	Anthony L. Dowling
Associate General Counsel

RE:                      Response to Comments to Initial Registration Statement on Form N-4
File Nos: 333-163323 and 811-08401

This memo and the materials supplied are in response to the comments you provided in a letter dated January 22, 2010 for the above referenced filing.

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memo quotes the specific comment, followed by a narrative response (in bold).

1.           Cover Page (p. 1)

a.  Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:  The contract name is and will continue to be the same as the class identifier found on EDGAR that is associated with the contract.

b.  Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:  The Company will be solely responsible for paying out any guarantees associated with the variable annuity contract from its General Account assets, which may include payments received under standard reinsurance agreements.  There are no guarantee or support agreements with third parties to support any of the company's guarantees under the contract.

c.  Please disclose that:  1) unlike the separate account, the general account is not segregated or insulated from the claims of the insurance company’s creditors and 2) investors are looking to the financial strength of the insurance company for its obligations under the contract including, for example, guarantees under the death benefit.

Response:  To address your comment, we have added the following paragraph to the cover page.

This Contract makes available Investment Divisions and a Fixed Account for allocation of your premium payments and Contract Value.  Contract Value that you allocate to the Fixed Account will be placed with other assets in our General Account.  Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors.  Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits.

d.  Please disclose in the Withdrawals subsection of the Key Facts page that excess or noncompliant withdrawals under certain living benefit riders offered in the prospectus may result in a reduction or (premature) termination of those benefits and of those riders.

Response:  The Withdrawals subsection under Key Facts has been edited as follow to address your comment.

Withdrawals
Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years.   In addition, t he Contract has a free withdrawal provision and waives the charges and adjustments in the event you may require extended care.   There are also a number of optional withdrawal benefits available.  Some optional benefits, including certain optional withdrawal benefits and death benefits, contain withdrawal restrictions that, if exceeded, may have a significant negative impact on the value of the benefit and may cause the benefit to prematurely terminate.   For more information, please see “ACCESS TO YOUR MONEY” beginning on page 36.

e.  Please explicitly state in the first sentence of the second to the last paragraph that this contract includes a contract enhancement.  Pleas also put the first sentence into plain English.

Response:  The beginning of the second to the last paragraph has been edited as follows to address your comment.

This Contract includes a Contract Enhancement as part of the base Contract.   The fees and expenses for this Contract generally are higher and the withdrawal charge period generally is longer than those for a Contract without a Contract Enhancement .   I n some cases the amount of a Contract Enhancement may be more than offset by those expenses.  Please carefully consider the features of this Contract and the related expenses to determine whether they address your investment and insurance goals and your anticipated premium payments and withdrawals.

f.  Please explain to staff what is intended by the reference to “on-going precedential interpretations and practices” that introduces the Registrant’s statement (on the second page of the cover page) describing its reliance upon the exemption provided by Rule 12h-7 under the Securities Act of 1934 Act.  See I.C. Release No. 33-8996 (January 8, 2009).

Response:  As the Commission Staff is aware, prior to and following the promulgation of Rule 12h-7, variable insurance product issuers have not filed the standard periodic reports under the Securities Exchange Act of 1934 (“Exchange Act”).  To our knowledge, the basis for not having done so and continuing to not do so has not been obviated by the adoption of Rule 12h-7.  The language you question acknowledges the basis for past and current practices.

In fact, in June 2009, the Commission staff confirmed from the podium at a conference that: 1) the Rule is optional for variable products; 2) the adoption of the Rule does not preclude reliance on other bases for not filing Exchange Act reports; and 3) that determination of whether Exchange Act reporting is required involves an analysis of all the facts and circumstances specific to each insurance company.

Registrant respectfully asserts that it is important to include the language to remove any possible implication that prior interpretations and practices were not and are no longer valid. The importance is also underscored by the so-called Tandy representation that the Commission staff has imposed that would preclude us from asserting in our interests that the Commission staff made us remove the language.

2.           Glossary (p. 1)

a.  Please clarify the definition of Contract Year to describe how Contract Year is calculated, e.g., does the first Contract Year end on the first contract anniversary or the day before the first contract anniversary.

Response:  Edited to address your comment, the Contract Year definition now reads:

Contract Year – the succeeding twelve months from a Contract's Issue Date and every anniversary.   The first Contract Year starts on the Contract's Issue Date and extends to, but does not include, the first Contract Anniversary.  Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

b.  Please clarify the definition of Contract Enhancement, e.g., describe exactly what amount (specified percentage of premium) is credited to the Contract Value (as opposed to premium payment).

Response:  We clarified the definition of "Contract Enhancement", as reflected in the excerpt below.

Contract Enhancement – a credit that we will make to your Contract Value at the end of any business day during which we receive a premium payment.  The Contract Enhancement is equal to 6% of the premium payment.

3.           Owner Transaction Expenses Table (pp. 3-4)

a.  Please clarify (at page 3) the base upon which the recapture charge is imposed, i.e., the reference to “corresponding premiums withdrawn.”

Response:  We have edited the reference so that it now reads: "Percentage of premiums withdrawn, if applicable".

b.  Please revise the presentation of the withdrawal charges table at page 3 and the contract enhancement recapture charge table at page 4 [now page 3] to clarify the time periods intended to be covered by overlapping descriptions of Completed Years, e.g., 0-1, 1-2.

Response:  We respectfully submit that the articulation of Completed Year reflects prior lengthy and detailed discussions with the Commission Staff, including the acknowledgement of the sufficiency of the description of Completed Year contained in the Glossary.  When describing consecutive time periods, it provides clarity to specify the termination date of the prior time period, which also marks the beginning of the ensuing time period.  Thus, it is clearer that if an event occurs after the first anniversary one has completed one full year and working on the completion of the next year (the second year).

c.  In the discussion of recapture in footnote 2 on page 4 [now page 3], please give a reference to the section later in the prospectus that explains in greater detail how the recapture charge is imposed.

Response:  We have added the following reference.

For more information about recapture charges, please see “Contract Enhancement Recapture Charge” under “Contract Charges”, beginning on page ___.

d.  Please confirm to staff that there is no separate charge for the contract enhancement feature of this contract.

Response:  This is to confirm that there is no separate charge for the contract enhancement feature of this contract.

4.           Periodic Expenses Table (pp. 4-9) (now pp. 4-6)

Please clarify in the first sentence of footnote 10 on page 7 [now page 5] whether the ..0375% and .81% charges for the Guaranteed Minimum Withdrawal Benefit (GMWB) With 5-Year Step-Up are monthly charges or are deducted over some other period of time.  Please make this same clarification for the 5% GMWB With Annual Step-Up, the 6% GMWB With Annual Step-Up, the For Life GMWB With Bonus and Annual Step-Up, and the Joint For Life GMWB With Bonus and Annual Step-Up in the first sentences of footnotes 11, 12, 13, and 14 respectively on pp. 7-8 [now pp. 5-6].

Response:  The first sentence in each of the above referenced footnotes has been revised to clarify that the first numbers provided for the current level of charges are monthly and are also expressed as the annual amount.  It is already clear from the language specifying that the maximum charges that follow are annual, so no clarification is required.

5.           Total Annual Fund Operating Expenses (pp. 10-12) (now pp. 6-8)

a.  Please supplementally advise staff of the fiscal year represented by the fund operating expense and, if necessary, provide updated fund operating expense tables for staff review.

Response:  We will provide the Commission Staff updated tables as soon as the revised fund fees and expenses are determined based on the fiscal year ended December 31, 2009.   It is our intention to not submit a request for acceleration of the effective date of the registration statement until the Commission Staff has an opportunity to review the revised tables.  We will be able to provide you the updated tables by March 1, 2010.  Pending that final review, we will promptly address your other comments on this registration statement and the related application for exemptive relief (File No. 812-13710).

b.  Please confirm to staff that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangements but does appropriately reflect acquired fund expenses.  See Form N-4, Item 3, Instruction 18.

Response:  This is to confirm that the range of total annual fund operating expenses does not reflect any waiver or reimbursement arrangements but does appropriately reflect acquired fund expenses.

6.           Example (p. 13) (now p. 9)

a.  Please confirm to staff that the fee figures in the example do not reflect any incremental increase attributable to the contract enhancement that would be credited based on a $10,000 investment.  See Form N-4, Item 3, Instruction 21.

Response:  This is to confirm that the fee figures in the example do not reflect any incremental increase attributable to the contract enhancement that would be credited based on a $10,000 investment.

b.  Please confirm to staff that the example reflects the most expensive contract options and that the examples do not include any fee waivers or reimbursements.  See Form N-4, Item 3, Instruction 21.  Please also clarify in the preamble what is the most expensive combination.

Response:  This is to confirm that the example reflects the most expensive contract options and that the examples do not include any fee waivers or reimbursements.  The preamble has been edited as follows to address your comment.

The following example includes maximum Fund fees and expenses and the cost if you select the most costly combination of optional benefits (using the maximum possible charge).

7.           Withdrawal Charge (pp. 30-32)

a.  Please clarify whether the withdrawal charge on withdrawal in excess of the free withdrawal amount are imposed only on the amount in excess or on the entire amount of the withdrawal.  See first bullet at the top of page 31.

b.  Please clarify whether the withdrawal charge on withdrawals that exceed required minimum distributions (RMDs) are imposed only on the amount in excess or on the entire amount of the withdrawal.  See second and third bullets at the top of page 31.

Response to 7.a and 7.b:  Following is the text from page 31 [now page 25], edited to address your comments.

We will deduct a withdrawal charge on:

●	withdrawals in excess of the free withdrawal amount (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount) , or
●	withdrawals under a tax-qualified Contract that exceed its required minimum distribution (the entire withdrawal will be subject to the withdrawal charge) , or
●

withdrawals in excess of the free withdrawal amounts to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount) , or

●	total withdrawals.

c.  Please clarify the timing of how withdrawal charges are imposed given the overlapping description of Completed Years in the Withdrawal Charge table on page 31.

Response:  We respectfully submit that the description of the timing and how withdrawal charges are imposed do not need clarifying.  When describing consecutive time periods, it provides clarity to specify the termination date of the prior time period, which also marks the beginning of the ensuing time period.  Thus, it is clearer that if an event occurs after the first anniversary one has completed one full year and working on the completion of the next year (the second year).  In addition, the representation of Completed Years in the withdrawal charge table on page 31 [now page 25] reflects prior lengthy and detailed discussions with the Commission Staff, including the acknowledgement of the sufficiency of the description of Completed Year contained in the Glossary.

8.           Contract Enhancement Recapture Charge (pp. 32-33)

a.  Please clearly highlight (on page 32) the circumstances under which a recapture charge will be imposed.  Please consider using bullets or some other method.

Response:  Following is the text from page 32 [now page 26], edited to address your comment.

Contract Enhancement Recapture Charge.  If you make a partial or total withdrawal from your Contract in the first nine years since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your premiums.  The recapture charge is applied to withdrawals when:

•	the C ontract is returned during the free look period;

•	withdrawals are in excess of the free withdrawal amount (the recapture charge is imposed only on the excess amount above the free withdrawal amount);

•	withdrawals exceed the required minimum distribution of the Internal Revenue Code (the entire withdrawal will be assessed the applicable recapture charge); and

•	there is a total withdrawal.

b.  Please clarify the timing of how recapture charges are imposed given the overlapping description of Completed Years in the Recapture Charge table on page 32.

Response:  We respectfully submit that the description of the timing and how recapture charges are imposed do not need clarifying.  When describing consecutive time periods, it provides clarity to specify the termination date of the prior time period, which also marks the beginning of the ensuing time period.  Thus, it is clearer that if an event occurs after the first anniversary one has completed one full year and working on the completion of the next year (the second year).  In addition, the representation of Completed Years in the recapture charge table on page 32 [now page 26] reflects prior lengthy and detailed discussions with the Commission Staff, including the acknowledgement of the sufficiency of the description of Completed Year contained in the Glossary.

c.  Please clarify in the first paragraph on page 33 whether the recapture charge will be imposed upon amounts remaining in the contract or from the amount withdrawn.

d.  In the last sentence of the first paragraph on page 33, please clarify that the dollar amount recaptured from the corresponding purchase payment will never exceed the dollar amount of the contract enhancement added to the contract with respect to that purchase payment.

Response to 8.c and 8.d:  The entire first paragraph [now found on page 26] has been revised as follows.

The recapture charge percentage will be applied to the corresponding premium reflected in the amount withdrawn.  (Please see the examples in Appendix B . )  The amount recaptured will be taken from the Investment Divisions and the Fixed Account in the proportion their respective values bear to the Contract Value.  The dollar amount recaptured from the corresponding premium will never exceed the dollar amount of the Contract Enhancement added to the Contract with respect to that premium payment .

e.  Please clarify (at page 33) how the recapture charge will be imposed where a withdrawal is taken that exceeds the free withdrawal amount, e.g., will the recapture charge be imposed only with respect to premiums corresponding to the excess amount above the free withdrawal amount or those corresponding to the entire withdrawal amount.

f.  Please clarify (at page 33) how the recapture charge will be imposed where a withdrawal is taken that exceeds the RMD under the Internal Revenue Code (IRC), e.g., will the recapture charge be imposed only with respect to premiums corresponding to the excess amount above the RMD or those corresponding to the entire amount withdrawn.

Response to 8.e and 8.f:  Following is the text from page 33 [now pages 26-27], edited to address your comments.  Please note that we already state under the third bullet in the excerpt below that the entire withdrawal will be assessed the applicable recapture charge should the requested withdrawal exceed the RMD.

However, we do not assess the recapture charge on any amounts paid out as:

●	death benefits;
●	income payments during your Contract's income phase (the Income Date, which is the date income payments commence, cannot be sooner than 13 months from the issue date);
●
withdrawals taken under the free withdrawal provision   (but if the requested withdrawal exceeds the free withdrawal amount, the recapture charge is imposed only on the excess amount above the free withdrawal amount) ;

●
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge); or

●	withdrawals of up to $250,000 from the Investment Divisions or from the Fixed Account if need extended hospital or nursing home care as provided in your Contract.

g.  Please make conforming changes to the description of the recapture charge in the Optional Contract Enhancements section on pp. 45-46 [now pp. 33-34].

Response:  We have made the conforming changes in the optional Contract Enhancement section.

9.           Optional Death Benefit – Highest Anniversary Value Death Benefit Charge (p. 33)

Please clarify the reference to “new issues” in the second sentence of this paragraph.

Response:  Following is the text from page 33 [now page 27], edited to address your comment.

Optional Death Benefit – Highest Anniversary Value Death Benefit Charge.  There is no additional charge for the Contract's basic death benefit.  However, if you select the Highest Anniversary Value Death Benefit, you will pay 0.25%, subject to a maximum of 0.40% on new Contracts , on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.  We stop deducting this charge on the date you annuitize.

10.           Optional Death Benefit – LifeGuard Freedom 6 DB Charge (pp. 33-34)

a.  Please revise the second sentence of the last paragraph of the section to clarify in plain English the consequences of the method used to collect the charge.

b.  Please clarify whether charges in excess of contract value are waived as is the charge for the corresponding GMWB charge.

Response to 10.a and 10.b:  Following is the text from pages 33-34 [now page 27], edited to address your comment.

Optional Death Benefit – LifeGuard Freedom 6 DB Charge. There is no additional charge for the Contract's basic death benefit.  However, if you select the LifeGuard Freedom 6 DB optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom 6 GMWB, you will pay two separate charges for the combined benefit.  For LifeGuard Freedom 6 DB, you will pay 0.05% of the GMWB Death Benefit each Contract Month (0.60% annually) , which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions .  The charge for LifeGuard Freedom 6 DB, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom 6 GMWB, which is based on a percentage of the Guaranteed Withdrawal Balance (GWB) and paid each Contract Month at the rate of 0.96% annually.  For more information about the GMWB Death Benefit, please see “LifeGuard Freedom 6 DB” under “Optional Death Benefits”, beginning on page 78.  For more information about the charges for LifeGuard Freedom 6 GMWB, please see page 29, and for benefit information, including the GWB, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 53.

We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.  Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.   While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMWB Death Benefit.   Basing the charge on the GMWB Death Benefit instead of Contract Value results in a higher charge for this benefit if the Contract Value falls below the GMWB Death Benefit amount, as can happen through certain withdrawals or market loss.  Conversely, if the Contract Value is more than the GMWB Death Benefit amount, the relative charge for the benefit is less than it would have been if the charge were based on Contract Value.

11.	For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up (p. 36) (now p. 29)

Please explain supplementally to staff any additional consequences when the charge for this rider exceeds the amount of contract value as described in the first paragraph of this section.  Please make this same clarification for the joint version of this rider on page 37 [now p. 30].

Response:  There are no additional consequences to the contract owner.  If the charge for the benefit exceeds the amount of the contract value allocated to the Investment Divisions, the Company simply waives the excess charge.  This is true when the contract value is zero or even when there is still contract value allocated to the fixed account.

12.           Contract Enhancements (pp. 45-46) (now pp. 33-34)

a.  Please confirm that the contract enhancements feature of this contract is not optional and is automatically issued with the contract.  Please also confirm that there is no separate charge for this feature.

Response:  The Contract Enhancements are not an optional part of the contract.  A Contract Enhancement of 6% is applied to all premium payments and there is no separate charge for this feature.  Please note that this has been addressed above in response to Comment 1.e.

b.  Please clarify (in the first bullet at the bottom of page 45) how the recapture charge will be imposed on partial withdrawals in excess of the free withdrawal amount, e.g., is the reference to “free withdrawals” an amount or a frequency and will the recapture charge be imposed only on the excess amount above the free withdrawal amount or on the entire withdrawal amount.

c.  Inasmuch as withdrawals necessary to satisfy RMDs will be subject to a recapture charge if the withdrawal amount exceeds the RMD amount, please include this circumstance in the bullets at the bottom of page 45.

Response to 12.b and 12.c:  Following is the text from page 45 [now page 33], edited to address your comment.

We will impose a Contract Enhancement recapture charge if you:

●
make a total withdrawal within the recapture charge schedule or a partial withdrawal within the recapture charge schedule in excess of the free withdrawals permitted by your Contract (the recapture charge is imposed only on the excess amount above the free withdrawal amount) , or

●	make a withdrawal that exceeds the required minimum distribution of the Internal Revenue Code (the entire withdrawal will be assessed the applicable recapture charge); or
●	return your Contract during the Free Look period. (If you return your Contract during the Free Look period, the entire amount of any Contract Enhancement will be recaptured.)

d.  Please explicitly state (in the third full paragraph on page 46) that there may be circumstances in which a contractowner could be worse off by purchasing this contract with the contract enhancement.

Response:  Following is the text from page 46 [now page 34], edited to address your comment.

Asset-based charges are deducted from the total value of the Separate Account.  In addition, certain Contract charges, including a higher mortality and expense risk charge than would be charged under a similar contract without a Contract Enhancement, are assessed based on the total Contract Value.  In some cases, the amount of a Contract Enhancement may be more than offset by those charges.  Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had purchased a similar contract without a Contract Enhancement.   There are certain circumstances in which a contract owner may be better off by not purchasing a Contract with a Contract Enhancement.  You should discuss with your representative whether this particular contract and Contract Enhancement is suitable for you.  Consultation with your financial and tax advisor is also recommended.

We expect to profit from certain charges assessed under the Contract, including the withdrawal charge and the mortality and expense risk charge.

13.           Waiver of Withdrawal and Recapture Charges for Extended Care (p. 50) (now p. 38)

a.  Please clarify how the waiver of withdrawal charges for purposes of the Extended Care Benefit will operate, e.g., will charges be waived only on withdrawals made after the first ninety days of nursing home/hospital confinement and must the contractowner remain in the hospital for charges to be waived.

b.  Please clarify if recapture charges are also waived as stated at the bottom of page 45.

Response to 13.a and 13.b:  The following text has been edited to address your comments.

Waiver of Withdrawal and Recapture Charges for Extended Care.   If you are confined as an inpatient to a nursing home or hospital for 90 consecutive days, a period during which withdrawal charges and/or recapture charges would normally apply, w e will waive the withdrawal charges and recapture charges on any amounts you request withdrawn under this benefit after the 90 th day of confinement.

You are not eligible for this waiver if (1) you are confined to a nursing home or hospital during the 30-day period following your Contract's Issue Date, unless such confinement is not related to a subsequent confinement for which you request the waiver; or (2) you are no longer confined to a nursing home or hospital.

Withdrawals of your Contract Value made under this Extended Care Benefit shall not exceed $250,000 .   If your Contract Value is below this amount, you may withdraw 100% of the Contract Value.  The waiver will be processed upon receiving all required documentation in Good Order which includes, but is not limited to, a completed claim form and a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued.  You may exercise this benefit once under your Contract.

14.           Dollar Cost Averaging, Earnings Sweep, Rebalancing (p. 135) (now p. 86)

Please clarify the reference to restrictions applicable to these options in the last sentence of the paragraph describing each of these options.

Response:  The references to restrictions have been deleted.

15.           Power of Attorney (Part C)

Please provide a Power of Attorney that relates specifically to the Securities Act of 1933 file number of the new registration statement.  See Rule 483(b) of the 1933 Act.

Response:  We will file a Power of Attorney that cites the 1933 Act file number of this filing.

16.           Financial Statements, Exhibits, and Other Information

Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response:  Any financial statements, exhibits and other required disclosure not included in the initial registration statement will be filed with a pre-effective amendment.

17.           Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response:  We will furnish the applicable Tandy representation, as well as our assertion that we know of no impending enforcement action or substantive disagreement with the Commission Staff that would make a Tandy representation appropriate.

PERSPECTIVE REWARDS

FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company of New York® and through
JNLNY Separate Account I

The date of this prospectus is May 1 , 2010, which states the information about the separate account, the Contract, and Jackson National Life Insurance Company of New York (“Jackson of NYSM”) you should know before investing.  This prospectus provides a description of the material rights and obligations under the Contract.  Your Contract and any endorsements are the formal contractual agreement between you and the Company.  It is important that you read the Contract and endorsements. This information is meant to help you decide if the Contract will meet your needs.  Please carefully read this prospectus and any related documents and keep everything together for future reference.  Additional information about the separate account can be found in the statement of additional information (“SAI”) dated May 1 , 2010 that is available upon request without charge.  To obtain a copy, contact us at our:

Jackson of NY Service Center
P.O. Box 30902
Lansing, Michigan 48909-8402
1-800-599-5651
www.jackson.com

This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features.  Broker-dealers selling the Contracts may limit the availability of an optional feature.  Ask your representative about what optional features are or are not offered.  If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability.  In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any premium payment.  Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

This Contract makes available Investment Divisions and a Fixed Account for allocation of your premium payments and Contract Value.  Contract Value that you allocate to the Fixed Account will be placed with other assets in our General Account.  Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors.  Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits.

This Contract includes a Contract Enhancement as part of the base Contract.   The fees and expenses for this Contract generally are higher and the withdrawal charge period generally is longer than those for a Contract without a Contract Enhancement .   I n some cases the amount of a Contract Enhancement may be more than offset by those expenses.  Please carefully consider the features of this Contract and the related expenses to determine whether they address your investment and insurance goals and your anticipated premium payments and withdrawals.

We offer other variable annuity products with different product features, benefits and charges.

The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 90 .  The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering.  The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Consistent with on-going precedential interpretations and practices, Jackson of NY is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus disclosure.  It is a criminal offense to represent otherwise.  We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

The Contract makes available for investment fixed and variable options.  The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following funds – all class A shares (the “Funds”):

JNL Series Trust
JNL Institutional Alt 20 Fund
JNL Institutional Alt 35 Fund
JNL Institutional Alt 50 Fund
JNL Institutional Alt 65 Fund
JNL/AIM Global Real Estate Fund
JNL/AIM International Growth Fund
JNL/AIM Large Cap Growth Fund
JNL/AIM Small Cap Growth Fund
JNL/Capital Guardian Global Balanced Fund
JNL/Capital Guardian Global Diversified Research Fund
JNL/Capital Guardian International Small Cap Fund
JNL/Capital Guardian U.S. Growth Equity Fund
JNL/Credit Suisse Commodity Securities Fund
JNL/Credit Suisse Long/Short Fund
JNL/Eagle Core Equity Fund
JNL/Eagle SmallCap Equity Fund
JNL/Franklin Templeton Founding Strategy Fund
JNL/Franklin Templeton Global Growth Fund
JNL/Franklin Templeton Income Fund
JNL/Franklin Templeton Mutual Shares Fund
JNL/Franklin Templeton Small Cap Value Fund
JNL/Goldman Sachs Core Plus Bond Fund
JNL/Goldman Sachs Emerging Markets Debt Fund
JNL/Goldman Sachs Mid Cap Value Fund
JNL/T. Rowe Price Short-Term Bond Fund
JNL/Ivy Asset Strategy Fund
JNL/JPMorgan International Value Fund
JNL/JPMorgan MidCap Growth Fund
JNL/JPMorgan U.S. Government & Quality Bond Fund
JNL/Lazard Emerging Markets Fund
JNL/Lazard Mid Cap Equity Fund
JNL/M&G Global Basics Fund
JNL/M&G Global Leaders Fund
JNL/Mellon Capital Management European 30 Fund
JNL/Mellon Capital Management Pacific Rim 30 Fund
JNL/Mellon Capital Management S&P 500 Index Fund
JNL/Mellon Capital Management S&P 400 MidCap Index Fund
JNL/Mellon Capital Management Small Cap Index Fund
JNL/Mellon Capital Management International Index Fund
JNL/Mellon Capital Management Bond Index Fund
JNL/Mellon Capital Management Global Alpha Fund
JNL/Mellon Capital Management Index 5 Fund
JNL/Mellon Capital Management 10 x 10 Fund
JNL/Oppenheimer Global Growth Fund
JNL/PAM Asia ex-Japan Fund
JNL/PAM China-India Fund
JNL/PIMCO Real Return Fund
JNL/PIMCO Total Return Bond Fund
JNL/PPM America High Yield Bond Fund
JNL/PPM America Mid Cap Value Fund
JNL/PPM America Small Cap Value Fund
JNL/PPM America Value Equity Fund
JNL/Red Rocks Listed Private Equity Fund
JNL/Select Balanced Fund
JNL/Select Money Market Fund
JNL/Select Value Fund
JNL/T. Rowe Price Established Growth Fund
JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/T. Rowe Price Value Fund
JNL/S&P Managed Conservative Fund
JNL/S&P Managed Moderate Fund
JNL/S&P Managed Moderate Growth Fund
JNL/S&P Managed Growth Fund
JNL/S&P Managed Aggressive Growth Fund
JNL/S&P Disciplined Moderate Fund
JNL/S&P Disciplined Moderate Growth Fund
JNL/S&P Disciplined Growth Fund
JNL/S&P Competitive Advantage Fund
JNL/S&P Dividend Income & Growth Fund
JNL/S&P Intrinsic Value Fund
JNL/S&P Total Yield Fund
JNL/S&P 4 Fund

JNL Variable Fund LLC
JNL/Mellon Capital Management DowSM 10 Fund
JNL/Mellon Capital Management S&P® 10 Fund
JNL/Mellon Capital Management Global 15 Fund
JNL/Mellon Capital Management Nasdaq® 25 Fund
JNL/Mellon Capital Management Value Line® 30 Fund
JNL/Mellon Capital Management DowSM Dividend Fund
JNL/Mellon Capital Management S&P® 24 Fund
JNL/Mellon Capital Management 25 Fund
JNL/Mellon Capital Management Select Small-Cap Fund
JNL/Mellon Capital Management JNL 5 Fund
JNL/Mellon Capital Management VIP Fund
JNL/Mellon Capital Management JNL Optimized 5 Fund
JNL/Mellon Capital Management S&P® SMid 60 Fund
JNL/Mellon Capital Management NYSE® International 25 Fund
JNL/Mellon Capital Management Communications Sector Fund
JNL/Mellon Capital Management Consumer Brands Sector Fund
JNL/Mellon Capital Management Financial Sector Fund
JNL/Mellon Capital Management Healthcare Sector Fund
JNL/Mellon Capital Management Oil & Gas Sector Fund
JNL/Mellon Capital Management Technology Sector Fund

The Funds are not the same mutual funds that you would buy through your stockbroker or a retail mutual fund.  The prospectuses for the Funds are attached to this prospectus.

TABLE OF CONTENTS
GLOSSARY	1
KEY FACTS	2
FEES AND EXPENSES TABLES	3
Owner Transaction Expenses	3
Periodic Expenses	4
Total Annual Fund Operating Expenses	6
EXAMPLE	9
CONDENSED FINANCIAL INFORMATION	9
THE ANNUITY CONTRACT	10
JACKSON OF NY	10
THE FIXED ACCOUNT	10
THE SEPARATE ACCOUNT	11
INVESTMENT DIVISIONS	11
JNL Series Trust	12
JNL Variable Fund LLC	21
Voting Privileges	23
Substitution	23
CONTRACT CHARGES	24
Mortality and Expense Risk Charge	24
Annual Contract Maintenance Charge	24
Administration Charge	24
Transfer Charge	24
Withdrawal Charge	24
Contract Enhancement Recapture Charge	26
Optional Death Benefit – Highest Anniversary Value Death Benefit	27
Optional Death Benefit – LifeGuard Freedom 6 DB Charge	27
Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”) Charge	27
5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge	28
6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”) Charge	28
For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up (“LifeGuard Freedom 6 GMWB”) Charge	29
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up (“LifeGuard Freedom 6 GMWB With Joint Option”) Charge	29
Other Expenses	30
Premium Taxes	30
Income Taxes	30
DISTRIBUTION OF CONTRACTS	30
PURCHASES	32
Minimum Initial Premium	32
Minimum Additional Premiums	32
Maximum Premiums	33
Allocations of Premium	33
Contract Enhancements	33
Capital Protection Program	34
Accumulation Units	35
TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS	35
Restrictions on Transfers: Market Timing	35
TELEPHONE AND INTERNET TRANSACTIONS	36
The Basics	36
What You Can Do and How	37
What You Can Do and When	37
How to Cancel a Transaction	37
Our Procedures	37
ACCESS TO YOUR MONEY	37
Waiver of Withdrawal and Recapture Charges for Extended Care	38
Guaranteed Minimum Withdrawal Benefit Considerations	38
Guaranteed Minimum Withdrawal Benefit Important Special Considerations	39
Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”)	40
5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”)	46
6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”)	50
For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up (“LifeGuard Freedom 6 GMWB”)	54
Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up (“LifeGuard Freedom 6 GMWB With Joint Option”)	64
Systematic Withdrawal Program	75
Suspension of Withdrawals or Transfers	76
INCOME PAYMENTS (THE INCOME PHASE)	76
Variable Income Payments	76
Income Options	77
DEATH BENEFIT	77
Basic Death Benefit	78
Optional Death Benefits	78
Highest Anniversary Value Death Benefit	79
LifeGuard Freedom 6 DB	79
Payout Options	81
Pre-Selected Payout Options	81
Special Spousal Continuation Option	81
Death of Owner On or After the Income Date	82
Death of Annuitant	82
TAXES	82
Contract Owner Taxation	82
Tax-Qualified and Non-Qualified Contracts	82
Non-Qualified Contracts – General Taxation	83
Non-Qualified Contracts – Aggregation of Contracts	83
Non-Qualified Contracts – Withdrawals and Income Payments	83
Non-Qualified Contracts – Required Distributions	83
Tax-Qualified Contracts – Withdrawals and Income Payments	84
Withdrawals – Tax-Sheltered Annuities	84
Withdrawals – Roth IRAs	84
Constructive Withdrawals – Investment Adviser Fees	84
Extension of Latest Income Date	84
Death Benefits	84
IRS Approval	84
Assignment	85
Diversification	85
Owner Control	85
Withholding	85
Jackson of NY Taxation	86
OTHER INFORMATION	86
Dollar Cost Averaging	86
Dollar Cost Averaging Plus (DCA+)	86
Earnings Sweep	86
Rebalancing	86
Free Look	87
Advertising	87
Restrictions Under the Texas Optional Retirement Program (ORP)	87
Modification of Your Contract	87
Legal Proceedings	88
PRIVACY POLICY	88
Collection of Nonpublic Personal Information	88
Disclosure of Current and Former Customer Nonpublic Personal Information	88
Security to Protect the Confidentiality of Nonpublic Personal Information	89
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	90
APPENDIX A (Trademarks, Services Marks, and Related Disclosures)	A-1
APPENDIX B (Contract Enhancement Recapture Charge Prospectus Examples)	B-1
APPENDIX C (Broker-Dealer Support)	C-1
APPENDIX D (GMWB Prospectus Examples)	D-1

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning.  In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit – a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

Annuitant – the natural person on whose life annuity payments for this Contract are based.  The Contract allows for the naming of joint Annuitants.  Any reference to the Annuitant includes any joint Annuitant.

Annuity Unit – a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner's death.  The Contract allows for the naming of multiple Beneficiaries.

Completed Year – the succeeding twelve months from the date on which we receive a premium payment.  Completed Years specify the years from the date of receipt of the premium and does not refer to Contract Years.  If the premium receipt date is on the Issue Date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary.  The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year.

If the premium receipt date is other than the Issue Date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years.  For example, if the issue date is January 15, 2010 and a premium payment is received on February 28, 2010 then, although the first Contract Anniversary is January 15, 2011, the end of Completed Year 0-1 for that premium payment would be February 27, 2011 and February 28, 2011 begins Completed Year 1-2.

Contract – the individual deferred variable and fixed annuity contract and any optional endorsements you may have selected.

Contract Anniversary – each one-year anniversary of the Contract's Issue Date.

Contract Enhancement – a credit that we will make to your Contract Value at the end of any business day during which we receive a premium payment.  The Contract Enhancement is equal to 6% of the premium payment.

Contract Month – the period of time between consecutive monthly anniversaries of the Contract's Issue Date.

Contract Quarterly Anniversary – each three-month anniversary of the Contract's Issue Date.

Contract Value – the sum of your allocations between the Contract's Fixed Account and Investment Divisions.

Contract Year – the succeeding twelve months from a Contract's Issue Date and every anniversary.   The first Contract Year starts on the Contract's Issue Date and extends to, but does not include, the first Contract Anniversary.  Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.

Fixed Account – part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.

Fixed Account Contract Value – the sum of the allocations between the Contract's Fixed Account Options.

Fixed Account Option – a Contract option within the Fixed Account for a specific period under which a stated rate of return will be credited.

General Account – the General Account includes all our assets, including any Contract Value allocated to the Fixed Account, which are available to our creditors.

Good Order – when our administrative requirements are met for any requested action or change, including that we have received sufficient supporting documentation.

Income Date – the date on which you begin receiving annuity payments.

Issue Date – the date your Contract is issued.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available Fund.  The Investment Divisions are called variable because the return on investment is not guaranteed.

Jackson of NY, JNLNY, we, our, or us – Jackson National Life Insurance Company of New York.  (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract.  Usually, but not always, the Owner is the Annuitant.  The Contract allows for the naming of joint Owners.  (We do not capitalize “you” or “your” in the prospectus.)  Any reference to the Owner includes any joint Owner.

Separate Account – JNLNY Separate Account I.  The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

KEY FACTS

The immediately following two sections briefly introduce the Contract (and its benefits and features) and its costs; however, please carefully read the whole prospectus and any related documents before purchasing the Contract to be sure that it will meet your needs.

Allocation Options
The Contract makes available Investment Divisions and a Fixed Account for allocation of your premium payments and Contract Value.  For more information about the Fixed Account, please see “THE FIXED ACCOUNT” beginning on page 10.  For more information about the Investment Divisions, please see “INVESTMENT DIVISIONS” beginning on page 11.

Investment Purpose
The Contract is intended to help you save for retirement or another long-term investment purpose.  The Contract is designed to provide tax deferral on your earnings, if it is not issued under a qualified retirement plan.  Qualified plans confer their own tax deferral.  For more information, please see “TAXES” beginning on page 82 .

Free Look
If you change your mind about having purchased the Contract, you may return it without penalty.  There are conditions and limitations, including time limitations.  For more information, please see “Free Look” beginning on page 87 .

Purchases
There are minimum and maximum premium requirements.  You will receive a credit on your premium payments, subject to fees, conditions and limitations.  The Contract also has a premium protection option, namely the Capital Protection Program.  For more information, please see “PURCHASES” beginning on page 32.

Optional Endorsements
Not all optional endorsements are available through all broker-dealers.  The availability of optional endorsements may reflect Jackson of NY’s reservation of the right not to offer certain optional endorsements, and broker-dealer selections.  The representative assisting you will advise you whether an optional benefit is available.

Withdrawals
Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years.   In addition, t he Contract has a free withdrawal provision and waives the charges and adjustments in the event you may require extended care.   There are also a number of optional withdrawal benefits available.  Some optional benefits, including certain optional withdrawal benefits and death benefits, contain withdrawal restrictions that, if exceeded, may have a significant negative impact on the value of the benefit and may cause the benefit to prematurely terminate.   For more information, please see “ACCESS TO YOUR MONEY” beginning on page 37 .

Income Payments	There are a number of income options available. For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 76 .

Death Benefit
The Contract has a death benefit that becomes payable if you die before the Income Date.  Optional death benefits are also available.  For more information, please see “DEATH BENEFIT” beginning on page 77 .

FEES AND EXPENSES TABLES

The following tables describe the fees and expenses that you will pay when purchasing, owning and surrendering the Contract.  The first table (and footnotes) describes the fees and expenses that you will pay at the time that you purchase the Contract, surrender the Contract or transfer cash value between investment options.

Owner Transaction Expenses

Front-end Sales Load	None

Maximum Withdrawal Charge 1 –
Percentage of premium withdrawn, if applicable	4%

Maximum Contract Enhancement Recapture Charge 2 –
Percentage of premiums withdrawn , if applicable	6%

Maximum Premium Taxes 3 –
Percentage of each premium	2%

Transfer Charge 4 –
Per transfer after 15 in a Contract Year	$25

Expedited Delivery Charge 5	$22.50

1
There may be a withdrawal charge on these withdrawals of Contract Value:  withdrawals in excess of the free withdrawal amounts; withdrawals under a tax-qualified Contract that exceed the required minimum distributions of the Internal Revenue Code; withdrawals in excess of the free withdrawal amount to meet the required minimum distributions of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distributions of a Roth IRA annuity; and a total withdrawal.  The withdrawal charge is a schedule lasting nine Completed Years:

	Withdrawal Charge (as a percentage of premium payments)
Completed Years Since Receipt Of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
Withdrawal Charge	4%	3.5%	3.5%	3%	2.5%	2%	2%	2%	1.5%	0

2

Contract Enhancements (C.E.) are subject to recapture charges in addition to asset-based charges for specified periods.  There is a recapture charge on withdrawals of Contract Value when: the Contract is returned during the free look period; withdrawals are in excess of the free withdrawal amounts; withdrawals exceed the required minimum distributions of the Internal Revenue Code; and there is a total withdrawal.  The recapture charge schedule is based on Completed Years:

	Contract Enhancement Recapture Charge (as a percentage of premium payments)
Completed Years Since Receipt Of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
Recapture Charge	6%	5.50%	4.50%	4%	3.50%	3%	2%	1%	0.50%	0

Please note that if you return your Contract during the free look period, the entire amount of any Contract Enhancement will be recaptured.
For more information about recapture charges, please see “Contract Enhancement Recapture Charge” under “Contract Charges”, beginning on page ___.

3	Currently, premium taxes do not apply.
4	We do not count transfers in conjunction with dollar cost averaging, earnings sweep, and automatic rebalancing.
5	For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds' fees and expenses.

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 6		$30

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions		1.80%

Mortality And Expense Risk Charge	1.65%

Administration Charge	0.15%

Total Separate Account Annual Expenses for Base Contract		1.80%

Optional Endorsements - A variety of optional endorsements to the Contract are available. Please see the footnotes for additional information on the various optional endorsement charges.

The following optional death benefit endorsement charges are based on either average daily net asset value or on a benefit base and are indicated as such.  Please see the footnotes for additional information on the various optional death benefit endorsement charges.  You may select one of the available benefits listed below7:

Average Daily Net Asset Value Based Charges

Highest Anniversary Value Death Benefit Maximum Annual Charge 8	0.40%

Benefit Based Charges
LifeGuard Freedom 6 DBSM Maximum Annual Charge (only available if the LifeGuard Freedom 6 GMWB is also selected) 9	0.60%

The following optional endorsement charges are benefit based.  Please see the footnotes for additional information on the various optional endorsement charges.  You may select one of the available benefits listed below7:

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up Maximum Annual Charge (“SafeGuard MaxSM”) 10	0.81%
5% GMWB With Annual Step-Up Maximum Annual Charge (“AutoGuard 5SM”) 11	1.47%
6% GMWB With Annual Step-Up Maximum Annual Charge (“AutoGuard 6SM”) 12	1.62%
For Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge (“LifeGuard Freedom 6SM GMWB”) 13	1.50%
Joint For Life GMWB With Bonus and Annual Step-Up Maximum Annual Charge (“LifeGuard Freedom 6 GMWB With Joint Option”) 14	1.86%

6
This charge is waived on Contract Value of $50,000 or more.  This charge is deducted proportionally from allocations to the Investment Divisions and the Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

7	Some optional endorsements are only available to select when purchasing the Contract and once purchased cannot be canceled.
8	The current charge is 0.25%, on an annual basis, of the average daily net asset value of your allocations to the Investment Divisions.
9

The LifeGuard Freedom 6 DB is only available in conjunction with the purchase of the LifeGuard Freedom 6 GMWB.  The current and maximum charge for the LifeGuard Freedom 6 DB is 0.05% of the GMWB Death Benefit each Contract Month (0.60% annually).  The charge for LifeGuard Freedom 6 DB is in addition to the charge for the LifeGuard Freedom 6 GMWB.
The GMWB Death Benefit is equal to the LifeGuard Freedom 6 GWB (see footnote 13 below).  If you select the LifeGuard Freedom 6 GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals.  If the LifeGuard Freedom 6 GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.
For more information about the charge for the LifeGuard Freedom 6 DB, please see “Optional Death Benefit - LifeGuard Freedom 6 DB Charge”, beginning on page 27.  For more information about how this optional death benefit endorsement works, please see “LifeGuard Freedom 6 DB” under “Optional Death Benefits”, beginning on page 79 .  For more information about how the LifeGuard Freedom 6 GMWB works, please see “For Life GMWB With Bonus and Annual Step-Up” beginning on page 54 .

10

The current monthly   charge is 0.0375% (0.45% annually) of the GWB, subject to a maximum annual charge of 0.81% as used in the Table.  We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued; or upon election of a step-up – subject to the applicable maximum annual charge.
The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis.  We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.
While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals.  If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.  For more information, including how the GWB is calculated, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 40 .  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

11

The current monthly charge is 0.055% (0.66% annually) of the GWB, subject to a maximum annual charge of 1.47% as used in the Table.  We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued; or upon election of a step-up – subject to the applicable maximum annual charge.
The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis.  We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.
While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals.  If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.  For more information, including how the GWB is calculated, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 46 .  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

12

The current monthly charge is 0.0725% (0.87% annually) of the GWB, subject to a maximum annual charge of 1.62% as used in the Table.  We reserve the right to prospectively change the current charge: on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) – subject to the applicable maximum annual charge.
The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis.  We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.
While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals.  If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.  For more information, including how the GWB is calculated, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 50 .  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.

13

The current monthly charge is 0.08% (0.96% annually) of the GWB, subject to a maximum annual charge of 1.50% as used in the Table.  We reserve the right to prospectively change the current charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge.  We may also change the current charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the maximum annual charge.
The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis.  We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.
While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals.  If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.
For more information about the charge for this endorsement, please see “For Life GMWB With Bonus and Annual Step-Up Charge” beginning on page 29.  For more information about how the endorsement works, please see “For Life GMWB With Bonus and Annual Step-Up” beginning on page 54 .

14

The current monthly charge is 0.105% (1.26% annually) of the GWB, subject to a maximum annual charge of 1.86% as used in the Table.  We reserve the right to prospectively change the current charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the applicable maximum annual charge.  We may also change the current charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the maximum annual charge.
The charge is deducted at the end of each Contract Month, or upon termination of the endorsement, from the Investment Divisions to which your Contract Value is allocated on a pro rata basis.  We deduct the charge from the Investment Divisions by canceling Accumulation Units; the charge is not part of the Accumulation Unit calculation.
While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  The GWB is the guaranteed amount available for future periodic withdrawals.  If you select a GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of taxes and adjusted for any subsequent premium payments and withdrawals.  If the GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.
For more information about the charge for this endorsement, please see “Joint For Life GMWB With Bonus and Annual Step-Up Charge” beginning on page 29.  For more information about how the endorsement works, please see “Joint For Life GMWB With Bonus and Annual Step-Up” beginning on page 64 .

The next item shows the minimum and maximum total annual operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.

Total Annual Fund Operating Expenses

(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses.)

Minimum: 0.57%

Maximum: 2.63%

More detail concerning each Fund's fees and expenses is below.  But please refer to the Funds' prospectuses for even more information, including investment objectives, performance, and information about Jackson National Asset Management, LLC®, the Funds' Adviser and Administrator, as well as the sub-advisers.

Fund Operating Expenses (As an annual percentage of the Fund's average daily net assets) Fund Name	Management and Admin Fee A	Service (12b-1) Fee	Other Expenses B	Acquired Fund Fees and Expenses C	Annual Operating Expenses
JNL Institutional Alt 20	0.20%	0.00%	0.01%	0.80% E	1.01%
JNL Institutional Alt 35	0.20%	0.00%	0.01%	0.94% E	1.15%
JNL Institutional Alt 50	0.20%	0.00%	0.01%	1.10% E	1.31%
JNL Institutional Alt 65	0.20%	0.00%	0.01%	1.28% E	1.49%
JNL/AIM Global Real Estate	0.86% F	0.20%	0.01%	0.01%	1.08%
JNL/AIM International Growth	0.82%	0.20%	0.01%	0.04%	1.07%
JNL/AIM Large Cap Growth	0.77%	0.20%	0.00%	0.01%	0.98%
JNL/AIM Small Cap Growth	0.95%	0.20%	0.01%	0.01%	1.17%
JNL/Capital Guardian Global Balanced	0.80%	0.20%	0.01%	0.01%	1.02%
JNL/Capital Guardian Global Diversified Research	0.88%	0.20%	0.01%	0.01%	1.10%
JNL/Capital Guardian International Small Cap	1.10%	0.20%	0.01%	0.03%	1.34%
JNL/Capital Guardian U.S. Growth Equity	0.78%	0.20%	0.01%	0.01%	1.00%
JNL/Credit Suisse Commodity Securities Fund	0.83%	0.20%	0.01%	0.01%	1.05%
JNL/Credit Suisse Long/Short	0.95%F	0.20%	0.41% D	0.01%	1.57%
JNL/Eagle Core Equity	0.75%	0.20%	0.01%	0.01%	0.97%
JNL/Eagle SmallCap Equity	0.82%	0.20%	0.01%	0.01%	1.04%
JNL/Franklin Templeton Founding Strategy	0.05%	0.00%	0.01%	1.07% E	1.13%
JNL/Franklin Templeton Global Growth	0.90%	0.20%	0.01%	0.01%	1.12%
JNL/Franklin Templeton Income	0.79%	0.20%	0.01%	0.01%	1.01%
JNL/Franklin Templeton Mutual Shares	0.85%	0.20%	0.03% D	0.01%	1.09%
JNL/Franklin Templeton Small Cap Value	0.95%	0.20%	0.01%	0.01%	1.17%
JNL/Goldman Sachs Core Plus Bond	0.69%	0.20%	0.01%	0.01%	0.91%
JNL/Goldman Sachs Emerging Markets Debt	0.90%	0.20%	0.01%	0.07%	1.18%
JNL/Goldman Sachs Mid Cap Value	0.83%	0.20%	0.01%	0.01%	1.05%
JNL/Ivy Asset Strategy Fund	1.05%	0.20%	0.01%	0.00%	1.26%
JNL/JPMorgan International Value	0.81%	0.20%	0.00%	0.00%	1.01%
JNL/JPMorgan MidCap Growth	0.80%	0.20%	0.02%	0.01%	1.03%
JNL/JPMorgan U.S. Government & Quality Bond	0.55%	0.20%	0.01%	0.02%	0.78%
JNL/Lazard Emerging Markets	1.06%	0.20%	0.02%	0.01%	1.29%
JNL/Lazard Mid Cap Equity	0.82%	0.20%	0.00%	0.01%	1.03%
JNL/M&G Global Basics	1.00%	0.20%	0.04%	0.03%	1.27%
JNL/M&G Global Leaders	1.00%	0.20%	0.03%	0.03%	1.26%
JNL/Mellon Capital Management European 30	0.57%	0.20%	0.07%	0.02%	0.86%
JNL/Mellon Capital Management Pacific Rim 30	0.57%	0.20%	0.05%	0.02%	0.84%
JNL/Mellon Capital Management S&P 500 Index	0.38%	0.20%	0.02%	0.01%	0.61%
JNL/Mellon Capital Management S&P 400 MidCap Index	0.39%	0.20%	0.02%	0.00%	0.61%
JNL/Mellon Capital Management Small Cap Index	0.39%	0.20%	0.02%	0.00%	0.61%
JNL/Mellon Capital Management International Index	0.44%	0.20%	0.01%	0.00%	0.65%
JNL/Mellon Capital Management Bond Index	0.40%	0.20%	0.01%	0.00%	0.61%
JNL/Mellon Capital Management Global Alpha Fund	1.15%	0.20%	0.01%	0.00%	1.36%
JNL/Mellon Capital Management Index 5	0.05%	0.00%	0.01%	0.62% E	0.68%
JNL/Mellon Capital Management 10 x 10	0.05%	0.00%	0.01%	0.63% E	0.69%
JNL/Oppenheimer Global Growth	0.84%	0.20%	0.02%	0.00%	1.06%
JNL/PAM Asia ex-Japan	1.05% F	0.20%	0.01%	0.05%	1.31%
JNL/PAM China-India	1.10% F	0.20%	0.08%	0.08%	1.46%
JNL/PIMCO Real Return	0.60%	0.20%	0.01%	0.00%	0.81%
JNL/PIMCO Total Return Bond	0.60%	0.20%	0.01%	0.00%	0.81%
JNL/PPM America High Yield Bond	0.58%	0.20%	0.01%	0.03%	0.82%
JNL/PPM America Mid Cap Value	0.85%	0.20%	0.01%	0.02%	1.08%
JNL/PPM America Small Cap Value	0.85%	0.20%	0.01%	0.02%	1.08%
JNL/PPM America Value Equity	0.65%	0.20%	0.01%	0.00%	0.86%
JNL/Red Rocks Listed Private Equity	1.00%	0.20%	0.02%	1.41%	2.63%
JNL/Select Balanced	0.57%	0.20%	0.01%	0.01%	0.79%
JNL/Select Money Market	0.36%	0.20%	0.01%	0.00%	0.57%
JNL/Select Value	0.63%	0.20%	0.00%	0.01%	0.84%
JNL/T. Rowe Price Established Growth	0.69%	0.20%	0.01%	0.01%	0.91%
JNL/T. Rowe Price Mid-Cap Growth	0.81%	0.20%	0.01%	0.02%	1.04%
JNL/T. Rowe Price Short-Term Bond Fund	0.54%	0.20%	0.00%	0.02%	0.76%
JNL/T. Rowe Price Value	0.75%	0.20%	0.01%	0.01%	0.97%
JNL/S&P Managed Conservative	0.18%	0.00%	0.01%	0.85% E	1.04%
JNL/S&P Managed Moderate	0.17%	0.00%	0.01%	0.88% E	1.06%
JNL/S&P Managed Moderate Growth	0.15%	0.00%	0.01%	0.93% E	1.09%
JNL/S&P Managed Growth	0.15%	0.00%	0.01%	0.97% E	1.13%
JNL/S&P Managed Aggressive Growth	0.17%	0.00%	0.01%	0.98% E	1.16%
JNL/S&P Disciplined Moderate	0.18%	0.00%	0.01%	0.66% E	0.85%
JNL/S&P Disciplined Moderate Growth	0.18%	0.00%	0.01%	0.66% E	0.85%
JNL/S&P Disciplined Growth	0.18%	0.00%	0.01%	0.65% E	0.84%
JNL/S&P Competitive Advantage	0.50%	0.20%	0.01%	0.00%	0.71%
JNL/S&P Dividend Income & Growth	0.50%	0.20%	0.01%	0.00%	0.71%
JNL/S&P Intrinsic Value	0.50%	0.20%	0.01%	0.00%	0.71%
JNL/S&P Total Yield	0.50%	0.20%	0.01%	0.01%	0.72%
JNL/S&P 4	0.05%	0.00%	0.01%	0.72% E	0.78%
JNL/Mellon Capital Management DowSM 10	0.44%	0.20%	0.03%	0.00%	0.67%
JNL/Mellon Capital Management S&P® 10	0.44%	0.20%	0.03%	0.00%	0.67%
JNL/Mellon Capital Management Global 15	0.48%	0.20%	0.02%	0.00%	0.70%
JNL/Mellon Capital Management Nasdaq® 25	0.48% F	0.20%	0.05%	0.00%	0.73%
JNL/Mellon Capital Management Value Line® 30	0.43%	0.20%	0.16%	0.00%	0.79%
JNL/Mellon Capital Management DowSM Dividend	0.44% F	0.20%	0.03%	0.00%	0.67%
JNL/Mellon Capital Management S&P® 24	0.49% F	0.20%	0.02%	0.00%	0.71%
JNL/Mellon Capital Management 25	0.44%	0.20%	0.01%	0.00%	0.65%
JNL/Mellon Capital Management Select Small-Cap	0.44%	0.20%	0.01%	0.00%	0.65%
JNL/Mellon Capital Management JNL 5	0.42%	0.20%	0.02%	0.00%	0.64%
JNL/Mellon Capital Management VIP	0.44% F	0.20%	0.04%	0.00%	0.68%
JNL/Mellon Capital Management JNL Optimized 5	0.44%	0.20%	0.06%	0.00%	0.70%
JNL/Mellon Capital Management S&P® SMid 60	0.49% F	0.20%	0.01%	0.01%	0.71%
JNL/Mellon Capital Management NYSE® International 25	0.53% F	0.20%	0.05%	0.00%	0.78%
JNL/Mellon Capital Management Communications Sector	0.49% F	0.20%	0.04%	0.00%	0.73%
JNL/Mellon Capital Management Consumer Brands Sector	0.49% F	0.20%	0.03%	0.00%	0.72%
JNL/Mellon Capital Management Financial Sector	0.48% F	0.20%	0.03%	0.00%	0.71%
JNL/Mellon Capital Management Healthcare Sector	0.46% F	0.20%	0.03%	0.00%	0.69%
JNL/Mellon Capital Management Oil & Gas Sector	0.44%	0.20%	0.03%	0.00%	0.67%
JNL/Mellon Capital Management Technology Sector	0.48% F	0.20%	0.03%	0.00%	0.71%

A
Certain Funds pay Jackson National Asset Management, LLC, the Administrator, an administrative fee for certain services provided to the Fund by the Administrator.

The JNL/AIM Global Real Estate Fund, JNL/AIM International Growth Fund, JNL/Capital Guardian International Small Cap Fund, JNL/Capital Guardian Global Diversified Research Fund, JNL/Capital Guardian Global Balanced Fund, JNL/Credit Suisse Commodity Securities Fund, JNL/Credit Suisse Long/Short Fund, JNL/Franklin Templeton Global Growth Fund, JNL/Goldman Sachs Emerging Markets Debt Fund, JNL/Ivy Asset Strategy Fund, JNL/JPMorgan International Value Fund, JNL/Lazard Emerging Markets Fund, JNL/M&G Global Basics Fund, JNL/M&G Global Leaders Fund,  JNL/Oppenheimer Global Growth Fund, JNL/PAM Asia Ex-Japan Fund, JNL/Red Rocks Listed Private Equity Fund, and all of the JNL/Mellon Capital Management Funds except the JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management Index 5 Fund, JNL/Mellon Capital Management 10 x 10 Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management NYSE® International 25 Fund, JNL/Mellon Capital Management European 30 Fund, and JNL/Mellon Capital Management Pacific Rim 30 Fund pay an administrative fee of 0.15%.

The JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management NYSE® International 25 Fund, JNL/Mellon Capital Management European 30 Fund, JNL/Mellon Capital Management Pacific Rim 30 Fund, and JNL/PAM China-India Fund pay an administrative fee of 0.20%.

The JNL Institutional Alt 20 Fund, JNL Institutional Alt 35 Fund, JNL Institutional Alt 50 Fund, JNL Institutional Alt 65 Fund, JNL/Franklin Templeton Founding Strategy Fund, JNL/Mellon Capital Management Index 5 Fund, JNL/Mellon Capital Management 10 x 10 Fund, and all of the JNL/S&P Funds except the JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund, and JNL/S&P Total Yield Fund pay an administrative fee of 0.05%.

All other Funds pay an administrative fee of 0.10%.

The Management and Administrative Fee and the Annual Operating Expenses columns in this table reflect the inclusion of the applicable administrative fee.

B

Other expenses include registration fees, licensing costs, a portion of the Chief Compliance Officer costs, directors and officers insurance, certain professional fees, and the fees and expenses of the disinterested Trustees/Managers and of independent legal counsel to the disinterested Trustees/Managers.

C

Acquired fund fees and expenses shown represent each Fund’s pro rata share of fees and expenses of investing in mutual funds, including money market funds used for purposes of investing available cash balances.

D

Amount includes the costs associated with the Fund's short sales on equity securities.  When a cash dividend is declared on a security for which the Fund holds a short position, the Fund incurs the obligation to pay an amount equal to that dividend to the lender of the security sold short.  In addition, the Fund incurs fees in connection with the borrowing of securities related to short sale transactions.  For the period ended December 31, 2008, total cost of short sales transactions to the JNL/Credit Suisse Long/Short Fund, and JNL/Franklin Templeton Mutual Shares Fund was 0.40% and 0.01%, respectively.

E

Amounts are based on the allocations to underlying funds during the period ended December 31,2008.  Current allocations may be different, and therefore, actual amounts for subsequent periods may be higher or lower than those shown above.

F	The management/administrative fee reflects a contract amendment.

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and the Fixed Account.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated.  Neither transfer fees nor premium tax charges are reflected in the example.  The example also assumes that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost if you select the most costly combination of optional benefits (using the maximum possible charge).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,692	$2,835	$3,925	$6,332

If you annuitize at the end of the applicable time period:

1 year *	3 years	5 years	10 years
$692	$2,035	$3,325	$6,332

*  Please be aware that, although we show this cost for comparison purposes, you are not allowed to annuitize this Contract within 13 months of the Contract's Issue Date.

If you do not surrender your Contract:

1 year	3 years	5 years	10 years
$692	$2,035	$3,325	$6,332

The example does not represent past or future expenses.  Your actual costs may be higher or lower.

CONDENSED FINANCIAL INFORMATION

The Contracts have not been previously offered so there is no condensed financial information relating to Accumulation Unit Values under the Contracts.  The value of an Accumulation Unit is determined on the basis of changes in the per share value of an underlying fund and Separate Account charges for the base Contract and the various combinations of optional endorsements.  The financial statements of the Separate Account and Jackson of NY can be found in the Statement of Additional Information.  The financial statements of the Separate Account include information about all the contracts offered through the Separate Account.  The financial statements of Jackson of NY that are included should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts.  Jackson of NY's financial statements do not bear on the future investment experience of the assets held in the Separate Account.  For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center.  Our contact information is on the cover page of this prospectus.

THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us.  Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit.  Purchases under tax-qualified plans should be made for other than tax deferral reasons.  Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract.  We will not issue a Contract to someone older than age 85.  Optional benefits may have different requirements, as noted.

Your Contract Value may be allocated to:

●	our Fixed Account, as may be made available by us, or as may be otherwise limited by us, or to
●	Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity contracts, has two phases:

●	the accumulation phase, when you make premium payments to us, and
●	the income phase, when we make income payments to you (the Income Date, which is the date income payments commence, cannot be sooner than 13 months from the issue date).

As the Owner, you can exercise all the rights under your Contract.  You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form).  We reserve the right to refuse an assignment, and an assignment may be a taxable event.  Your ability to change ownership is limited on Contracts with one of the For Life GMWBs.  Please contact our Annuity Service Center for help and more information.

The Contract is a flexible premium fixed and variable deferred annuity and may be issued as either an individual or a group contract. This prospectus provides a description of the material rights and obligations under the Contract.  Your Contract and any endorsements are the formal contractual agreement between you and the Company.

JACKSON OF NY

We are a stock life insurance company organized under the laws of the state of New York in July 1995.  Our legal domicile and principal business address is 2900 Westchester Avenue, Purchase, New York 10577.  We are admitted to conduct life insurance and annuity business in the states of Delaware, New York and Michigan.  We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

We issue and administer the Contracts and the Separate Account.  We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

Jackson of NY is working to provide documentation electronically.  When this program is available, Jackson of NY will, as permitted, forward documentation electronically.  Please contact us at our Annuity Service Center for more information.

THE FIXED ACCOUNT

Contract Value that you allocate to a Fixed Account option will be placed with other assets in our General Account.  Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors.  Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits.  The Fixed Account is not registered with the SEC, and the SEC does not review the information we provide to you about it.  Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.  For more information, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.

This Contract includes a Fixed Account Option that offers a base interest rate that we established and will credit to your Contract Value in the Fixed Account for a one year period, subject to availability (and we reserve the right, in our sole discretion, to limit or suspend availability of Fixed Account Options), so long as the Contract Value in the one-year Fixed Account Option is not withdrawn, transferred, or annuitized until the end of the one-year period.  The base interest rate is subject to your Contract's Fixed Account minimum interest rate, which will be 2% a year, credited daily.  Subject to this minimum requirement, we may declare different base interest rates at different times.

Whenever the one-year period ends, you will have 30 days to transfer or withdraw the Contract Value in the one-year Fixed Account Option.  If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account Option will be subject to another one-year period, subject to availability, and provided that that one-year period will not extend beyond the Income Date.  Otherwise, we will allocate the Contract Value based on your Investment Division allocation instructions.

The DCA+ Fixed Account Option, if available, offers a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions.  From time to time, we will offer special enhanced rates on the DCA+ Fixed Account Option.  DCA+ Fixed Account Option is only available for new premiums.

THE SEPARATE ACCOUNT

We established the Separate Account on September 12, 1997, pursuant to the provisions of New York law.  The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations.  However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct.  All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions.  We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

INVESTMENT DIVISIONS

Your Contract Value may be allocated to no more than 18 Investment Divisions and the Fixed Account at any one time.  Each Investment Division purchases the shares of one underlying fund (mutual fund portfolio) that has its own investment objective.  The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account.  However, this is not guaranteed.  It is possible for you to lose your Contract Value allocated to any of the Investment Divisions.  If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select.  The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The following Funds in which the Investment Divisions invest are each known as a Fund of Funds.  Funds offered in a Fund of Funds structure may have higher expenses than direct investments in the underlying Funds.  You should read the prospectus for the JNL Series Trust for more information.

JNL Institutional Alt 20
JNL Institutional Alt 35
JNL Institutional Alt 50
JNL Institutional Alt 65
JNL/Franklin Templeton Founding Strategy
JNL/Mellon Capital Management Index 5
JNL/Mellon Capital Management 10 x 10
JNL/S&P Managed Conservative
JNL/S&P Managed Moderate
JNL/S&P Managed Moderate Growth
JNL/S&P Managed Growth
JNL/S&P Managed Aggressive Growth
JNL/S&P Disciplined Moderate
JNL/S&P Disciplined Moderate Growth
JNL/S&P Disciplined Growth
JNL/S&P 4

The names of the Funds that are available, along with the names of the advisers and sub-advisers and a brief statement of each investment objective, are below:

JNL Series Trust
JNL Institutional Alt 20 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which each Fund may invest are a part of the JNL Series Trust and the JNL Variable Fund LLC.  Each Fund has a target percentage allocation between Underlying Funds that are categorized as primarily investing in traditional asset classes and non-traditional asset classes.  Under normal circumstances, the Fund allocates approximately 80% of its assets to Underlying Funds that invest primarily in traditional asset classes, and approximately 20% to Underlying Funds that invest primarily in non-traditional asset classes.

JNL Institutional Alt 35 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which each Fund may invest are a part of the JNL Series Trust and the JNL Variable Fund LLC.  Each Fund has a target percentage allocation between Underlying Funds that are categorized as primarily investing in traditional asset classes and non-traditional asset classes.  Under normal circumstances, the Fund allocates approximately 65% of its assets to Underlying Funds that invest primarily in traditional asset classes, and approximately 35% to Underlying Funds that invest primarily in non-traditional asset classes.

JNL Institutional Alt 50 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which each Fund may invest are a part of the JNL Series Trust and the JNL Variable Fund LLC.  Each Fund has a target percentage allocation between Underlying Funds that are categorized as primarily investing in traditional asset classes and non-traditional asset classes.  Under normal circumstances, the Fund allocates approximately 50% of its assets to Underlying Funds that invest primarily in traditional asset classes, and approximately 50% to Underlying Funds that invest primarily in non-traditional asset classes.

JNL Institutional Alt 65 Fund
Jackson National Asset Management, LLC

Seeks long-term growth of capital and income by investing in Class A shares of a diversified group of other Funds (“Underlying Funds”).  The Underlying Funds in which each Fund may invest are a part of the JNL Series Trust and the JNL Variable Fund LLC.  Each Fund has a target percentage allocation between Underlying Funds that are categorized as primarily investing in traditional asset classes and non-traditional asset classes.  Under normal circumstances, the Fund allocates approximately 35% of its assets to Underlying Funds that invest primarily in traditional asset classes, and approximately 65% to Underlying Funds that invest primarily in non-traditional asset classes.

JNL/AIM Global Real Estate Fund
Jackson National Asset Management, LLC (and Invesco Aim Capital Management, Inc. (f/k/a AIM Capital Management, Inc.) and sub-sub-advisers: Invesco Institutional (N.A.), Inc. (f/k/a INVESCO Institutional (N.A.), Inc.); and Invesco Asset Management Ltd.)

Seeks high total return by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of real estate and real estate-related companies, including real estate investment trusts.  The Fund will normally invest in securities of companies located in at least three different countries, including the United States.

JNL/AIM International Growth Fund
Jackson National Asset Management, LLC (and Invesco Aim Capital Management, Inc. (f/k/a AIM Capital Management, Inc.))

Seeks long-term growth of capital by investing in a diversified portfolio of reasonably priced, quality international equity securities whose issuers are considered by the Fund's portfolio managers to have strong earnings growth.

JNL/AIM Large Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Aim Capital Management, Inc. (f/k/a AIM Capital Management, Inc.))

Seeks long-term growth of capital by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of large-capitalization companies.

JNL/AIM Small Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Aim Capital Management, Inc. (f/k/a AIM Capital Management, Inc.))

Seeks long-term growth of capital by investing, normally, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of small-capitalization companies.

JNL/Capital Guardian Global Balanced Fund
Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

Seeks income and capital growth, consistent with reasonable risk via balanced accomplishment of long-term growth of capital, current income, and conservation of principal through investments in stocks and fixed-income securities of U.S. and non-U.S. issuers.  The Fund's neutral position is a 65%/35% blend of equities and fixed-income, but may allocate 55% to 75% to equities and 25% to 45% to fixed-income.

JNL/Capital Guardian Global Diversified Research Fund
Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

Seeks long-term growth of capital and income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio consisting of equity securities of U.S. and non-U.S. issuers.  The Fund normally will invest in common stocks, preferred shares and convertible securities of companies with market capitalization greater than $1 billion at the time of purchase.

JNL/Capital Guardian International Small Cap Fund
Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

Seeks long-term growth of capital and income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio consisting primarily of equity securities of non-U.S. issuers (including ADRs and other U.S. registered securities) and securities whose principal markets are outside the U.S. with market capitalization of between $50 million and $2 billion at the time of purchase.

JNL/Capital Guardian U.S. Growth Equity Fund
Jackson National Asset Management, LLC (and Capital Guardian Trust Company)

Seeks long-term growth of capital and income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio consisting primarily of equity securities of U.S. issuers and securities whose principal markets are in the U.S. (including ADRs and other U.S. registered foreign securities that are tied economically to the U.S.).  The Fund normally will invest in common stocks and convertible securities of companies with market capitalization greater than $1.5 billion at the time of purchase.

JNL/Credit Suisse Commodity Securities Fund
Jackson National Asset Management, LLC (and Credit Suisse Asset Management, LLC)

Seeks long-term capital growth by investing in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities.  The Fund will invest in companies active in the extraction, production, processing and trading of the following products, including, but not limited to: chemicals; building materials; metal and other raw materials; timber and paper products; agriculture products; containers and packaging, as well as, companies in the energy resources sector.

Under normal market conditions, the Fund will be comprised of two portfolios and will invest approximately 50% in each portfolio.  One portfolio will focus on companies active in the extraction, production, and processing of commodities and raw materials; the “Natural Resources Portfolio.”  The other portfolio will focus on investments in commodity instruments; the “Commodities Portfolio.”

JNL/Credit Suisse Long/Short Fund
Jackson National Asset Management, LLC (and Credit Suisse Asset Management, LLC)

Seeks total return by investing through an active quantitative equity management strategy that allows the portfolio to simultaneously invest in stocks and to underweight unattractive stocks beyond benchmark weights, resulting in short positions on certain stocks.

JNL/Eagle Core Equity Fund
Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)

Seeks long-term growth through capital appreciation and, secondarily, current income by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities consisting primarily of common stocks of large U.S. companies.

JNL/Eagle SmallCap Equity Fund
Jackson National Asset Management, LLC (and Eagle Asset Management, Inc.)

Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of $100 million to $3 billion.

JNL/Franklin Templeton Founding Strategy Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by investing in a combination of mutual funds (Underlying Funds) on a fixed percentage basis.  These Underlying Funds, in turn invest primarily in U.S. and foreign equity securities, and, to a lesser extent, fixed-income and money market securities.

JNL/Franklin Templeton Global Growth Fund
Jackson National Asset Management, LLC (and Templeton Global Advisors Limited)

Seeks long-term capital growth by investing primarily in the equity securities of companies located anywhere in the world, including emerging markets (under normal market conditions).

JNL/Franklin Templeton Income Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)

Seeks to maximize income while maintaining prospects for capital appreciation by investing in a diversified portfolio of debt and equity securities.

JNL/Franklin Templeton Mutual Shares Fund
Jackson National Asset Management, LLC (and Franklin Mutual Advisers, LLC)

Seeks capital appreciation, which may occasionally be short-term, and secondarily, income by investing mainly in equity securities (including securities convertible into, or that the Sub-Adviser expects to be exchanged for, common or preferred stock) of companies in any nation that the Sub-Adviser believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).  The Fund invests predominately (80% or more) in mid- and large-cap companies with market capitalization greater than $1.5 billion at the time of investment, but it may invest a significant portion of its assets in small-cap companies as well.

JNL/Franklin Templeton Small Cap Value Fund
Jackson National Asset Management, LLC (and Franklin Advisory Services, LLC)

Seeks long-term total return by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in securities of small-capitalization companies.

JNL/Goldman Sachs Core Plus Bond Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and Goldman Sachs Asset Management International (sub-sub-adviser))

Seeks a high level of current income, with capital appreciation as a secondary objective, by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a globally diverse portfolio of bonds and other fixed-income securities and related investments.

JNL/Goldman Sachs Emerging Markets Debt Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and Goldman Sachs Asset Management International (sub-sub-adviser))

Seeks a high level of total return consisting of income and capital appreciation, by investing at least 80% of its assets  (net assets plus the amount of any borrowings for investment purposes) in sovereign and corporate debt of issuers located in emerging countries denominated in the local currency of such emerging countries or in currencies of such emerging countries, which may be represented by forwards or other derivatives that may have interest rate exposure.

JNL/Goldman Sachs Mid Cap Value Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P.)

Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations (based upon shares available for trading on an unrestricted basis) within the range of market capitalization of companies constituting the Russell Midcap® Value Index at the time of the investment.

JNL/Ivy Asset Strategy Fund
Jackson National Asset Management, LLC (and Ivy Investment Management Company)

Seeks high total return over the long term by allocating its assets among primarily stocks, bonds, commodities, and short-term instruments of issuers located around the world.

JNL/JPMorgan International Value Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks high total return from a portfolio of equity securities of foreign companies in developed and, to a lesser extent, developing markets by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio consisting primarily of value common stocks of non-U.S. companies; the Fund seeks to invest mainly in, but is not limited to, securities included in the MSCI EAFE Value Index.

JNL/JPMorgan MidCap Growth Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks capital growth over the long-term by investing primarily in common stocks of mid-cap companies which its sub-adviser, J.P. Morgan Investment Management Inc. (“JPMorgan”), believes are capable of achieving sustained growth.  Under normal circumstances, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a broad portfolio of common stocks of companies with market capitalizations equal to those within the universe of Russell Midcap Growth Index stocks at the time of purchase.

JNL/JPMorgan U.S. Government & Quality Bond Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks a high level of current income by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in: (i) U.S. treasury obligations; (ii) obligations issued or guaranteed by agencies or instrumentalities of the U.S. government which are backed by their own credit and may not be backed by the full faith and credit of the U.S. government; and (iii) mortgage-backed securities guaranteed by the Government National Mortgage Association that are supported by the full faith and credit of the U.S. government.  Such securities entitle the holder to receive all interest and principal payments due whether or not payments are actually made on the underlying mortgages; (iv) mortgage-backed securities guaranteed by agencies or instrumentalities of the U.S. government which are supported by their own credit but not the full faith and credit of the U.S. government; (v) collateralized mortgage obligations issued by private issuers for which the underlying mortgage-backed securities serving as collateral are backed by (i) the credit alone of the U.S. government agency or instrumentality which issues or guarantees the mortgage-backed securities, or (ii) the full faith and credit of the U.S. government; (vi) repurchase agreements collateralized by any of the foregoing; and (vii) other investments (such as derivatives contracts) related to those listed above.

JNL/Lazard Emerging Markets Fund
Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

Seeks long-term capital appreciation by investing 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities of companies whose principal business activities are located in emerging market countries and that the sub-adviser believes are undervalued based on their earnings, cash flow or asset values.

JNL/Lazard Mid Cap Equity Fund
Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

Seeks long-term capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a non-diversified portfolio of equity securities of U.S. companies with market capitalizations in the range of companies represented in the Russell Mid Cap Index and that the sub-adviser believes are undervalued.

JNL/M&G Global Basics Fund
Jackson National Asset Management, LLC (and M&G Investment Management Limited)

Seeks to maximize long-term capital growth by investing in companies operating in basic industries (“primary” and “secondary” industries), and also in companies that service these industries.  The Fund may also invest in other global equities.

JNL/M&G Global Leaders Fund
Jackson National Asset Management, LLC (and M&G Investment Management Limited)

Seeks to maximize long-term total return (the combination of income and growth of capital) by investing in stocks selected from the full spectrum of leading companies world-wide.  The Fund aims to achieve consistent returns in the global equity funds sector.

JNL/Mellon Capital Management European 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide capital appreciation by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in the common stock of 30 companies selected from the MSCI Europe Index.

JNL/Mellon Capital Management Pacific Rim 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide capital appreciation by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in the common stock of 30 companies selected from the MSCI Pacific Index.

JNL/Mellon Capital Management S&P 500 Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P 500® Index.  The Fund is constructed to mirror the S&P 500 Index to provide long-term capital growth.

JNL/Mellon Capital Management S&P 400 MidCap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P Midcap 400 Index.  The Fund is constructed to mirror the index to provide long-term capital growth by investing in equity securities of medium capitalization-weighted domestic corporations.

JNL/Mellon Capital Management Small Cap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Russell 2000® Index.  The Fund is constructed to mirror the index to provide long-term growth of capital by investing in equity securities of small- to mid-size domestic companies.

JNL/Mellon Capital Management International Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Morgan Stanley Capital International Europe Australasia Far East Index.  The Fund is constructed to mirror the index to provide long-term capital growth by investing in international equity securities attempting to match the characteristics of each country within the index.

JNL/Mellon Capital Management Bond Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Barclays U.S. Aggregate Bond Index.  The Fund is constructed to mirror the Index to provide a moderate rate of income by investing in domestic fixed-income investments

JNL/Mellon Capital Management Global Alpha Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Company)

Seeks total return by using a variety of investment strategies, sometimes referred to as absolute return strategies, to produce returns with low correlation with, and less volatility than, major markets over a complete market cycle; typically a period of several years.  The Fund seeks to provide returns that are largely independent of market moves.

JNL/Mellon Capital Management Index 5 Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by initially allocating in the following Funds:

➢	20% in the JNL/Mellon Capital Management S&P 500 Index Fund;
➢	20% in the JNL/Mellon Capital Management S&P 400 MidCap Index Fund;
➢	20% in the JNL/Mellon Capital Management Small Cap Index Fund;
➢	20% in the JNL/Mellon Capital Management International Index Fund; and
➢	20% in the JNL/Mellon Capital Management Bond Index Fund.

JNL/Mellon Capital Management 10 x 10 Fund
Jackson National Asset Management, LLC

Seeks capital appreciation and income by initially allocating in the following Funds:

➢	50% in the Class A shares of the JNL/Mellon Capital Management JNL 5 Fund;
➢	10% in the Class A shares of the JNL/Mellon Capital Management S&P 500 Index Fund;
➢	10% in the Class A shares of the JNL/Mellon Capital Management S&P 400 MidCap Index Fund;
➢	10% in the Class A shares of the JNL/Mellon Capital Management Small Cap Index Fund;
➢	10% in the Class A shares of the JNL/Mellon Capital Management International Index Fund; and
➢	10% in the Class A shares of the JNL/Mellon Capital Management Bond Index Fund.

JNL/Oppenheimer Global Growth Fund
Jackson National Asset Management, LLC (and OppenheimerFunds, Inc.)

Seeks capital appreciation by investing primarily in common stocks of companies in the U.S. and foreign countries.  The Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.

JNL/PAM Asia ex-Japan Fund
Jackson National Asset Management, LLC (and Prudential Asset Management (Singapore) Limited)

Seeks long-term total return by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of companies, which are listed, incorporated, or have their area of primary activity in the Asia ex-Japan region where the (i) securities are of issuers organized under the laws of the country or of a country within the geographic region or (ii) maintains their principal place of business in that country or region; or (iii) securities are traded principally in the country or region; or (iv) securities of issuers, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region.

JNL/PAM China-India Fund
Jackson National Asset Management, LLC (and Prudential Asset Management (Singapore) Limited)

Seeks long-term total return by investing normally, 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the People’s Republic of China and India where the (i) securities are of issuers organized under the laws of the country or of a country within the geographic region or (ii) maintain their principal place of business in that country or region; or (iii) securities are traded principally in the country or region; or (iv) securities of issuers, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region or have at least 50% of their assets in that country or region.

JNL/PIMCO Real Return Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks maximum real return, consistent with preservation of real capital and prudent investment management by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

JNL/PIMCO Total Return Bond Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks to realize maximum total return, consistent with the preservation of capital and prudent investment management, by investing under normal circumstances at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of fixed-income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

JNL/PPM America High Yield Bond Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks to maximize current income, with capital appreciation as a secondary objective, by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in high-yield, high-risk debt securities (“junk bonds”) and related investments and may invest in derivative instruments that have economic characteristics similar to the fixed income instruments, and in derivative instruments such as options, futures contracts or swap agreements, including credit default swaps, and may also invest in securities of foreign issuers.

JNL/PPM America Mid Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies, constituting the Russell Midcap Index at the time of the initial purchase.  If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities.

JNL/PPM America Small Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a diversified portfolio of equity securities of U.S. companies with market capitalizations of between $15.8 million and $2.5 billion under normal market conditions at the time of initial purchase.  The range will vary with market conditions over time. If the market capitalization of a company held by the Fund moves outside this range, the Fund may, but is not required to, sell the securities.

JNL/PPM America Value Equity Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term capital growth by investing primarily in a diversified portfolio of equity securities of domestic companies with market capitalizations within the range of companies constituting the S&P 500 Index.  The capitalization range of the S&P 500 Index is currently between $452.2 million and $417.8 billion.  At least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) will be invested, under normal circumstances, in equity securities.

JNL/Red Rocks Listed Private Equity Fund
Jackson National Asset Management, LLC (and Red Rocks Capital LLC)

Seeks maximum total return by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in (i) securities of U.S. and non-U.S. companies listed on a national securities exchange, or foreign equivalent, that have a majority of their assets invested in or exposed to private companies or have as its stated intention to have a majority of its assets invested in or exposed to private companies  (“Listed Private Equity Companies”), and (ii) derivatives that otherwise have the economic characteristics of Listed Private Equity Companies.

JNL/Select Balanced Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks reasonable income and long-term capital growth by investing primarily in a diversified portfolio of common stock and investment grade fixed-income securities.  The Fund may invest in any type or class of security.

JNL/Select Money Market Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks a high level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, short-term money market instruments.

JNL/Select Value Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks long-term growth of capital by investing under normal circumstances at least 65% of its total assets in common stocks of domestic companies, focusing on companies with large market capitalizations.  Using a value approach, the Fund seeks to invest in stocks that are underpriced relative to other stocks.

JNL/T. Rowe Price Established Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital and increasing dividend income by investing primarily in common stocks, concentrating its investments in well-established growth companies.

JNL/T. Rowe Price Mid-Cap Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital by normally investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a broadly diversified portfolio of common stocks of medium-sized (mid-capitalization) companies which the sub-adviser expects to grow at a faster rate than the average company.

JNL/T. Rowe Price Short-Term Bond Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks a high level of income consistent with minimal fluctuation in principal value and liquidity by investing in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities.  The Fund may also invest in bank obligations, collateralized mortgage obligations, and foreign securities. Normally, the Fund will invest at least 80% of its net assets in bonds.  The Fund’s average effective maturity will not exceed three years.  The Fund will only purchase securities that are rated within the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) by at least one nationally recognized credit rating agency or, if unrated, deemed to be of comparable quality by the Sub-Adviser.

JNL/T. Rowe Price Value Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term capital appreciation by investing in common stocks believed to be undervalued.  Income is a secondary objective.  In taking a value approach to investment selection, at least 65% of its total assets will be invested in common stocks the portfolio manager regards as undervalued.

JNL/S&P Managed Conservative Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

Under normal circumstances, the Fund allocates approximately 10% to 30% of its assets to Underlying Funds that invest primarily in equity securities, 50% to 80% to Underlying Funds that invest primarily in fixed-income securities and 0% to 30% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Moderate Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

Under normal circumstances, the Fund allocates approximately 30% to 50% of its assets to Underlying Funds that invest primarily in equity securities, 35% to 65% to Underlying Funds that invest primarily in fixed-income securities and 0-25% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Moderate Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth and current income by investing in Class A Shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

Under normal circumstances, the Fund allocates approximately 50% to 70% of its assets to Underlying Funds that invest primarily in equity securities, 20% to 50% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth, with current income as a secondary objective, by investing in Class A Shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and JNL Variable Fund LLC that invest in equity and fixed income securities.

Under normal circumstances, the Fund allocates approximately 70% to 90% of its assets to Underlying Funds that invest primarily in equity securities, 5% to 30% to Underlying Funds that invest primarily in fixed-income securities and 0-15% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Managed Aggressive Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth by investing in Class A Shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and JNL Variable Fund LLC that invest in equity securities.

Under normal circumstances, the Fund allocates up to 80% to 100% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 20% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% to Underlying Funds that invest primarily in money market securities.  The Fund remains flexible with respect to the percentage it will allocate among particular Underlying Funds.

JNL/S&P Disciplined Moderate Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth, and secondarily, current income by investing in Class A shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC.  The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities.  The Fund seeks to achieve current income through its investments in Underlying Funds that invest primarily in fixed-income securities.

Under normal circumstances, the Fund allocates approximately 50% to 70% of its assets to Underlying Funds that invest primarily in equity securities, 20% to 50% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities.

JNL/S&P Disciplined Moderate Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth, and secondarily, current income by investing in Class A shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC.  The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities.  The Fund seeks to achieve current income through its investments in Underlying Funds that invest primarily in fixed-income securities.

Under normal circumstances, the Fund allocates approximately 70% to 90% of its assets to Underlying Funds that invest primarily in equity securities, 5% to 30% to Underlying Funds that invest primarily in fixed-income securities and 0% to 15% of its assets to Underlying Funds that invest primarily in money market securities.

JNL/S&P Disciplined Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC)

Seeks capital growth by investing in Class A shares of a diversified group of other Funds (Underlying Funds), which are part of the JNL Series Trust and the JNL Variable Fund LLC.  The Fund seeks to achieve capital growth through its investments in Underlying Funds that invest primarily in equity securities.

Under normal circumstances, the Fund allocates approximately 80% to 100% of its assets to Underlying Funds that invest primarily in equity securities, 0% to 20% to Underlying Funds that invest primarily in fixed-income securities and 0% to 20% of its assets to Underlying Funds that invest primarily in money market securities.

JNL/S&P Competitive Advantage Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, in the opinion of Standard & Poor's Investment Advisory Services LLC (“SPIAS”), profitable and predominantly higher-quality.  In selecting the companies, SPIAS looks to 30 companies ranked by return on invested capital and lowest market-to-book multiples.

JNL/S&P Dividend Income & Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks primarily capital appreciation with a secondary focus on current income by investing approximately equal amounts in the common stock of the 30 companies, that have the highest indicated annual dividend yields (“Dividend Yield”) within their sector.  The three stocks with the highest Dividend Yield, are selected from each of 10 economic sectors in the S&P 500.

JNL/S&P Intrinsic Value Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500, excluding financial companies, that are, in the opinion of Standard & Poor's Investment Advisory Services LLC (“SPIAS”), companies with positive free cash flows and low external financing needs.

JNL/S&P Total Yield Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of the 30 companies that have the highest S&P Total Yield (a broad measure of cash returned to shareholders and bondholders).  Standard & Poor's Investment Advisory Services LLC (“SPIAS”) seeks companies that are significantly reducing their debt burden and/or increasing their equity distributions.

JNL/S&P 4 Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by investing in a combination of mutual funds (“Underlying Funds”) on a fixed percentage basis.  The Fund will invest at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in companies included in the S&P 500.  The Fund seeks to achieve its objective by making initial allocations of its assets and cash flows to the following four Underlying Funds (Class A) on each Stock Selection Date:

➢	25% in JNL/S&P Competitive Advantage Fund; and
➢	25% in JNL/S&P Dividend Income & Growth Fund; and
➢	25% in JNL/S&P Intrinsic Value Fund; and
➢	25% in JNL/S&P Total Yield Fund.

JNL Variable Fund LLC

JNL/Mellon Capital Management DowSM 10 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

JNL/Mellon Capital Management S&P® 10 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

JNL/Mellon Capital Management Global 15 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income.

JNL/Mellon Capital Management Nasdaq® 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of companies that are expected to have a potential for capital appreciation.  The common stocks of 25 companies are selected from stocks included in the Nasdaq-100 Index®.

JNL/Mellon Capital Management Value Line® 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)
Seeks capital appreciation by investing in 30 of the 100 common stocks that Value Line® gives a #1 ranking for TimelinessTM.  The 30 stocks are selected each year based on certain positive financial attributes.

JNL/Mellon Capital Management DowSM Dividend Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide the potential for an above-average total return by investing approximately equal amounts in the common stock of the 25 companies included in the Dow Jones Select Dividend IndexSM which have the best overall ranking on both the change in return on assets of the last year compared to the prior year and price-to-book on each Stock Selection Date.

JNL/Mellon Capital Management S&P® 24 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation by investing in the common stocks of 24 companies that have the potential for capital appreciation; the 24 companies are selected from a subset of stocks included in the Standard & Poor's 500 Composite Stock Price Index (“S&P 500 Index®”), on each Stock Selection Date.

JNL/Mellon Capital Management 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by investing the common stocks of 25 companies selected from a pre-screened subset of the stocks listed on the New York Stock Exchange (“NYSE”), on each Stock Selection Date.

JNL/Mellon Capital Management Select Small-Cap Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation by investing at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in a portfolio of common stocks of 100 small capitalization (“small cap”) companies selected from a pre-screened subset of the common stocks listed on the New York Stock Exchange (“NYSE”), the American Stock Exchange (“AMEX”) or The Nasdaq Stock Market (“Nasdaq”), on each Stock Selection Date.

JNL/Mellon Capital Management JNL 5 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing in the common stocks of companies that are identified by a model based on 5 different specialized strategies:

➢	20% in the DowSM 10 Strategy, a dividend yielding strategy;
➢	20% in the S&P® 10 Strategy, a blended valuation-momentum strategy;
➢	20% in the Global 15 Strategy, a dividend yielding strategy;
➢	20% in the 25 Strategy, a dividend yielding strategy; and
➢	20% in the Select Small-Cap Strategy, a small capitalization strategy.

JNL/Mellon Capital Management VIP Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of companies that are identified by a model based on six separate specialized strategies:

➢	The DowSM Dividend Strategy;
➢	The European 20 Strategy;
➢	The Nasdaq® 25 Strategy;
➢	The S&P 24 Strategy;
➢	The Select Small-Cap Strategy; and
➢	The Value Line® 30 Strategy.

JNL/Mellon Capital Management JNL Optimized 5 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in the common stocks of companies that are identified by a model based on five separate specialized strategies:

➢	25% in the Nasdaq® 25 Strategy;
➢	25% in the Value Line® 30 Strategy;
➢	24% in the European 20 Strategy;
➢	14% in the Global 15 Strategy; and
➢	12% in the 25 Strategy.

JNL/Mellon Capital Management S&P® SMid 60 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in the common stock of 30 companies included in the Standard & Poor's MidCap 400 Index and 30 companies in the Standard & Poor's SmallCap 600 Index.  The 60 companies are selected on each Stock Selection Date.  The Fund seeks to achieve its objective by identifying small and mid-capitalization companies with improving fundamental performance and sentiment.  The Fund focuses on small and mid-capitalization companies because the Adviser believes they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies.

JNL/Mellon Capital Management NYSE® International 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in foreign companies.  The 25 companies are selected on each Stock Selection Date.  The Sub-Adviser generally uses a buy and hold strategy, trading only around each Stock Selection Date, when cash flow activity occurs in the Fund and for a dividend investment.  The Sub-Adviser may also trade for mergers or acquisitions if the original stock is not the surviving company.

JNL/Mellon Capital Management Communications Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Telecommunications Index.

JNL/Mellon Capital Management Consumer Brands Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Consumer Services Index.

JNL/Mellon Capital Management Financial Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Financial Index.

JNL/Mellon Capital Management Healthcare Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Healthcare Index.

JNL/Mellon Capital Management Oil & Gas Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Oil & Gas Index.

JNL/Mellon Capital Management Technology Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through a combination of capital appreciation and dividend income by utilizing a replication investment approach, called indexing, which attempts to replicate the investment performance of the Dow Jones U.S. Technology Index.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage.  Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of those other mutual funds.  We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment sub-advisers.  The Funds described are available only through variable annuity contracts issued by Jackson of NY.  They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations.  IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base.  A Fund may not experience similar performance as its assets grow.

You should read the prospectuses for the JNL Series Trust and the JNL Variable Fund LLC carefully before investing.  Additional Funds and Investment Divisions may be available in the future.  The prospectuses for the JNL Series Trust and the JNL Variable Fund LLC are attached to this prospectus.  However, these prospectuses may also be obtained at no charge by calling 1-800-599-5651 (NY Annuity and Life Service Center) or 1-888-464-7779 (for NY contracts purchased through a bank or financial institution), by writing P.O. Box 30902, Lansing, Michigan 48909-8402 or by visiting www.jackson.com.

Voting Privileges. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund.  We will vote all the shares we own in proportion to those instructions from Owners.  An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.

Substitution. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account.  We will not do this without any required approval of the SEC.  We will give you notice of any substitution.

CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract.  Charges are deducted proportionally from your Contract Value.  Some of these charges are for optional endorsements, as noted, so they are deducted from your Contract Value only if you elected to add that optional endorsement to your Contract.  These charges may be a lesser amount where required by state law or as described below, but will not be increased.  We expect to profit from certain charges assessed under the Contract.  These charges (and certain other expenses) are as follows:

Mortality and Expense Risk Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge.  On an annual basis, this charge equals 1.65% of the average daily net asset value of your allocations to the Investment Divisions.

This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract.  Our mortality risks under the Contracts arise from our obligations:

●	to make income payments for the life of the Annuitant during the income phase;
●	to waive the withdrawal charge in the event of the Owner's death; and
●	to provide a basic death benefit prior to the Income Date.

Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charge.  Included among these expense risks are those that we assume in connection with waivers of withdrawal charges under the Extended Care Benefit.

If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

Annual Contract Maintenance Charge. During the accumulation phase, we deduct a $30 annual contract maintenance charge on the Contract Anniversary of the Issue Date.  We will also deduct the annual contract maintenance charge if you make a total withdrawal.  This charge is for administrative expenses.  The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and generally is taken from the Investment Divisions and the Fixed Account based on the proportion their respective value bears to the Contract Value.  We will not deduct this charge if, when the deduction is to be made, the value of your Contract is $50,000 or more.

Administration Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges.  On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions.  This charge does not apply to the Fixed Account.  This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.

Transfer Charge. You must pay $25 for each transfer in excess of 15 in a Contract Year.  This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable.  We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require.

Withdrawal Charge. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

●	premiums that are no longer subject to a withdrawal charge (premiums in your annuity for at least nine years without being withdrawn), plus
●

earnings (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over premiums and Contract Enhancements that you have not previously withdrawn (referred to as remaining premiums and remaining Contract Enhancements, respectively) allocated to those accounts; Contract Enhancements, thus, are not considered earnings for purposes of calculating the withdrawal charge or free withdrawal amount described below.  However, Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes. )

●

during each Contract Year 10% of premium (subject to certain exclusions) that would otherwise incur a withdrawal charge or be subject to a Contract Enhancement recapture charge and that has not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), minus earnings (required minimum distributions will be counted as part of the free withdrawal amount).

We will deduct a withdrawal charge on:

●	withdrawals in excess of the free withdrawal amount (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount) , or
●	withdrawals under a tax-qualified Contract that exceed its required minimum distribution (the entire withdrawal will be subject to the withdrawal charge) , or
●

withdrawals in excess of the free withdrawal amount to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount) , or

●	total withdrawals.

The amount of the withdrawal charge deducted varies (depending upon how many years prior to the withdrawal you made the premium payment(s) you are withdrawing) according to the following schedule:

Withdrawal Charge (as a percentage of premium payments):

Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+

Withdrawal Charge	4%	3.5%	3.5%	3%	2.5%	2%	2%	2%	1.5%	0

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings, second from the oldest remaining premium, and third from Contract Enhancements.  If you make a full withdrawal, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies.  If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract.  The withdrawal charge compensates us for costs associated with selling the Contracts.

Note:  Withdrawals under a non-qualified Contract will be taxable on an “income first” basis.  This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full.  Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any amounts paid out as:

●	income payments during your Contract's income phase (the Income Date, which is the date income payments commence, cannot be sooner than 13 months from the issue date);
●	death benefits;
●

withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution; if the Contract was purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA); or is a Roth IRA annuity, then the entire withdrawal will be subject to the withdrawal charge); or

●	withdrawals of up to $250,000 from the Investment Divisions or from the Fixed Account if need extended hospital or nursing home care as provided in your Contract.

We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense.  Some examples are the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser.  We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson of NY or any of our affiliates.

Contract Enhancement Recapture Charge. If you make a partial or total withdrawal from your Contract in the first nine years since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your premiums.  The recapture charge is applied to withdrawals when:

•	the Contract is returned during the free look period;

•	withdrawals are in excess of the free withdrawal amount (the recapture charge is imposed only on the excess amount above the free withdrawal amount);

•	withdrawals exceed the required minimum distribution of the Internal Revenue Code (the entire withdrawal will be assessed the applicable recapture charge); and

•	there is a total withdrawal.

The recapture charge schedule is based on Completed Years and the amounts of these charges are as follows:

Contract Enhancement Recapture Charge (as a percentage of premium payments)

Completed Years Since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5-6	6-7	7-8	8-9	9+
Recapture Charge	6%	5.50%	4.50%	4%	3.50%	3%	2%	1%	0.50%	0

The recapture charge percentage will be applied to the corresponding premium reflected in the amount withdrawn.  (Please see the examples in Appendix B . )  The amount recaptured will be taken from the Investment Divisions and the Fixed Account in the proportion their respective values bear to the Contract Value.  The dollar amount recaptured from the corresponding premium will never exceed the dollar amount of the Contract Enhancement added to the Contract with respect to that premium payment .

The Separate Account has filed an application with the Securities and Exchange Commission to obtain required authority to impose the Contract Enhancements Recapture Charge.  In no event will Contract Enhancements be recaptured until the approval is received.

We expect to make a profit on the recapture charge, and examples in Appendix B may assist you in understanding how the recapture charge works.  However, we do not assess the recapture charge on any amounts paid out as:

●	death benefits;
●	income payments during your Contract's income phase (the Income Date, which is the date income payments commence, cannot be sooner than 13 months from the issue date);
●
withdrawals taken under the free withdrawal provision (but if the requested withdrawal exceeds the free withdrawal amount, the recapture charge is imposed only on the excess amount above the free withdrawal amount) ;

●
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge); or

●	withdrawals of up to $250,000 from the Investment Divisions or from the Fixed Account if need extended hospital or nursing home care as provided in your Contract.

Optional Death Benefit – Highest Anniversary Value Death Benefit Charge. There is no additional charge for the Contract's basic death benefit.  However, if you select the Highest Anniversary Value Death Benefit, you will pay 0.25%, subject to a maximum of 0.40% on new Contracts , on an annual basis of the average daily net asset value of your allocations to the Investment Divisions.  We stop deducting this charge on the date you annuitize.

Optional Death Benefit – LifeGuard Freedom 6 DB Charge. There is no additional charge for the Contract's basic death benefit.  However, if you select the LifeGuard Freedom 6 DB optional death benefit, which is only available in conjunction with the purchase of the LifeGuard Freedom 6 GMWB, you will pay two separate charges for the combined benefit.  For LifeGuard Freedom 6 DB, you will pay 0.05% of the GMWB Death Benefit each Contract Month (0.60% annually) , which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions .  The charge for LifeGuard Freedom 6 DB, which is based on a percentage of the GMWB Death Benefit, is separate from and in addition to the charge for the LifeGuard Freedom 6 GMWB, which is based on a percentage of the Guaranteed Withdrawal Balance (GWB) and paid each Contract Month at the rate of 0.96% annually.  For more information about the GMWB Death Benefit, please see “LifeGuard Freedom 6 DB” under “Optional Death Benefits”, beginning on page 79 .  For more information about the charges for LifeGuard Freedom 6 GMWB, please see page 29, and for benefit information, including the GWB, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 54 .

We deduct the charge from your Contract Value.  The charge is pro rata deducted over each applicable Investment Division.  The charge is deducted from the Investment Divisions by the redemption of Accumulation Units attributable to your Contract rather than as an asset based charge applied to the assets of all Contract Owners who elected the optional death benefit.  Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.   While the charge is deducted from Contract Value, it is calculated based on the applicable percentage of the GMWB Death Benefit.   Basing the charge on the GMWB Death Benefit instead of Contract Value results in a higher charge for this benefit if the Contract Value falls below the GMWB Death Benefit amount, as can happen through certain withdrawals or market loss.  Conversely, if the Contract Value is more than the GMWB Death Benefit amount, the relative charge for the benefit is less than it would have been if the charge were based on Contract Value.

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”) Charge. If you select the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up, you will pay 0.0375% of the GWB each Contract Month (0.45% annually).  We will waive the charge at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  For more information about the GWB, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 40 .

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued; or upon election of a Step-Up – subject to a maximum charge of 0.81% annually.

The actual deduction of the charge will be reflected in your quarterly statement.  We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up” beginning on page 40 .  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 39 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”) Charge. If you select the 5% GMWB With Annual Step-Up, you will pay 0.055% of the GWB each Contract Month (0.66% annually).  We will waive the charge at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  For more information about the GWB, please see “5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 46 .

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.

The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date.  After the fifth Contract Anniversary if no withdrawals have been taken, you will pay 0.0375% of the GWB each Contract Month (0.45% annually).  After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.0175% of the GWB each Contract Month (0.21% annually).

We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) – subject to a maximum charge of 1.47% annually.  We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “5% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up” beginning on page 46 .  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 39 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”) Charge. If you select the 6% GMWB With Annual Step-Up you will pay 0.0725% of the GWB each Contract Month (0.87% annually).  We will waive the charge at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  The actual deduction of the charge will be reflected in your quarterly statement.  For more information about the GWB, please see “6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up” beginning on page 50 .

We deduct the charge from your Contract Value on a pro rata basis over each applicable Investment Division.  With the Investment Divisions, we deduct the charge by canceling Accumulation Units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.

The charge may be reduced if you do not take any withdrawals before the fifth Contract Anniversary, or before the tenth Contract Anniversary, after the endorsement's effective date.  After the fifth Contract Anniversary if no withdrawals have been taken, you will pay 0.05% of the GWB each Contract Month (0.60% annually).  After the tenth Contract Anniversary if no withdrawals have been taken, you will pay 0.025% of the GWB each Contract Month (0.30% annually).

We reserve the right to prospectively change the charge: on new Contracts; if you select this benefit after your Contract is issued; or with a step-up that you request (not on step-ups that are automatic) – subject to a maximum charge of 1.62% annually.  We stop deducting this charge on the earlier date that you annuitize the Contract, or your Contract Value is zero.  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “6% Guaranteed Minimum Withdrawal Benefit with Annual Step-Up” beginning on page 50 .  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 39 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up (“LifeGuard Freedom 6 GMWB”) Charge.  If you select the For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up, you will pay 0.08% of the GWB each Contract Month (0.96% annually), which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  For more information about the GWB, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 54 .

We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling accumulation units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the maximum annual charge of 1.50% annually.  We may also change the charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the Step-Up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement.  You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 54 .  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 54 .  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 39 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Note: The above section describes the charge for the LifeGuard Freedom 6 GMWB only.  If you purchase the LifeGuard Freedom 6 DB, additional charges apply for that benefit.  Please see “Optional Death Benefit - LifeGuard Freedom 6 DB Charge”, beginning on page 27 for details.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up (“LifeGuard Freedom 6 GMWB With Joint Option”) Charge.  If you select the Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up, you will pay 0.105% of the GWB each Contract Month (1.26% annually), which we will waive at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value allocated to the Investment Divisions.  For more information about the GWB, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 64 .

We deduct the charge from your Contract Value pro rata over each applicable Investment Division by canceling accumulation units rather than as part of the calculation to determine Accumulation Unit Value.  While the charge is deducted from Contract Value, it is based on the applicable percentage of the GWB.  Upon termination of the endorsement, the charge is prorated for the period since the last monthly charge.

We reserve the right to prospectively change the charge on new Contracts, or if you select this benefit after your Contract is issued, subject to the maximum annual charge of 1.86% annually.  We may also change the charge when there is a step-up on or after the fifth Contract Anniversary, again subject to the maximum annual charge.  If the GMWB charge is to increase, a notice will be sent to you 45 days prior to the Contract Anniversary.  You may then elect to discontinue the automatic step-up provision and the GMWB charge will not increase but remain at its then current level.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  Also know that you may subsequently elect to reinstate the Step-Up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The actual deduction of the charge will be reflected in your quarterly statement.  You will continue to pay the charge for the endorsement through the earlier date that you annuitize the Contract or your Contract Value is zero.  Also, we will stop deducting the charge under the other circumstances that would cause the endorsement to terminate.  For more information, please see “Termination” under “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 64 .  Please check with your representative to learn about the current level of the charge, or contact us at the Annuity Service Center for more information.  Our contact information is on the first page of the prospectus.  In addition, please consult the representative to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of the GMWB and a Step-Up, the applicable GMWB charge will be reflected in your confirmation.  For more information about how the endorsement works, please see “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus And Annual Step-Up” beginning on page 64 .  Also see “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 39 for additional important information to consider when purchasing a Guaranteed Minimum Withdrawal Benefit.

Other Expenses.  We pay the operating expenses of the Separate Account, including those not covered by the mortality and expense and administrative charges.  There are deductions from and expenses paid out of the assets of the Funds.  These expenses are described in the attached prospectuses for the JNL Series Trust and the JNL Variable Fund LLC.  For more information, please see the “Fund Operating Expenses” table beginning on page 6.

Premium Taxes.  Your state charges premium taxes or other similar taxes.  We pay these taxes and may make a deduction from your Contract Values for them.  Currently, the deduction would be 2% of a premium payment, but we are not required to pay premium taxes.

Income Taxes.  We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division.  No federal income taxes are applicable under present law and we are not presently making any such deduction.

DISTRIBUTION OF CONTRACTS

Jackson National Life Distributors LLC (“JNLD”), located at 7601 Technology Way, Denver, Colorado 80237, serves as the distributor of the Contracts.  JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company (“JacksonSM”), Jackson of NY's parent.

Commissions are paid to broker-dealers who sell the Contracts.  While commissions may vary, they are not expected to exceed 8% of any premium payment.  Where lower commissions are paid up front, we may also pay trail commissions.  We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years.

Under certain circumstances, JNLD out of its own resources may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions.  These payments and/or reimbursements to broker-dealers are in recognition of their marketing and distribution and/or administrative services support.  They may not be offered to all broker-dealers, and the terms of any particular agreement may vary among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided assets under management, and the volume and size of the sales of our insurance products.  They may provide us greater access to the registered representatives of the broker-dealers receiving such compensation or may otherwise influence the broker-dealer and/or registered representative to present the Contracts more favorably than other investment alternatives.  Such compensation is subject to applicable state insurance law and regulation and the NASD rules of conduct.  While such compensation may be significant, it will not cause any additional direct charge by us to you.

The two primary forms of such compensation paid by JNLD are overrides and marketing support payments.  Overrides are payments that are designed as consideration for product placement, assets under management and sales volume.  Overrides are generally based on a fixed percentage of product sales and currently range from 10 to 50 basis points (0.10% to 0.50%).  Marketing support payments may be in the form of cash and/or non-cash compensation and allow us to, among other things, participate in sales conferences and educational seminars.  Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence” meetings (including travel and lodging expenses), client prospecting seminars, and business development and educational enhancement items.  Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience.  Subject to NASD rules of conduct, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items and occasional meals and entertainment.

Below is an alphabetical listing of the 20 broker-dealers that received the largest amounts of marketing and distribution and/or administrative support in 2008 from the Distributor in relation to the sale of our variable insurance products:

A.G. Edwards & Sons, Inc.
Centaurus Financial, Inc.
Commonwealth Financial Network
FSC Securities Corporation
Hantz Financial Services, Inc.
Intersecurities, Inc.
Invest Financial Corporation
Investment Centers of America, Inc.
Lincoln Financial Securities Corporation
LPL Financial Corporation
National Planning Corporation
Next Financial Group, Inc.
Raymond James & Associates, Inc.
Royal Alliance Associates, Inc.
Securities America, Inc.
SII Investments, Inc.
UBS Financial Services, Inc.
Wachovia Securities LLC
WaMu Investments, Inc.
Woodbury Financial Services, Inc.

Please see Appendix C for a complete list of broker-dealers that received amounts of marketing and distribution and/or administrative support in 2008 from the Distributor in relation to the sale of our variable insurance products.  While we endeavor to update this list on an annual basis, please note that interim changes or new arrangements may not be listed.

You can learn about the amount of any available bonus by calling the toll-free number on the cover page of this prospectus.  Contract purchasers should inquire of the representative if such bonus is available to them and its compliance with applicable law.  We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges.  Besides Jackson National Life Distributors LLC, we are affiliated with the following broker-dealers:

●	National Planning Corporation,
●	SII Investments, Inc.,
●	IFC Holdings, Inc. d/b/a Invest Financial Corporation,
●	Investment Centers of America, Inc., and
●	Curian Clearing LLC

The Distributor also has the following relationships with the sub-advisers and their affiliates.  The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate.  The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation.  National Planning Corporation participates in the sales of shares of retail mutual funds advised by certain sub-advisers and other unaffiliated entities and receives selling and other compensation from them in connection with those activities, as described in the prospectus or statement of additional information for those funds.  The fees range between 0.30% and 0.45% depending on these factors.  In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the “Other Contracts”) issued by Jackson of NY and Jackson, its parent.  Raymond James Financial Services, a brokerage affiliate of the sub-adviser to the JNL/Eagle Funds, participates in the sale of Contracts and is compensated by JNLD for its activities at the standard rates of compensation.  Unaffiliated broker-dealers are also compensated at the standard rates of compensation.  The compensation consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

All of the compensation described here, and other compensation or benefits provided by Jackson of NY or our affiliates, may be greater or less than the total compensation on similar or other products.  The amount and/or structure of the compensation can possibly create a potential conflict of interest as it may influence your registered representative, broker-dealer or selling institution to present this Contract over other investment alternatives.  The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer.  You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the Contract.

PURCHASES

Minimum Initial Premium:

●	$5,000 under most circumstances
●	$2,000 for a qualified plan Contract

Minimum Additional Premiums:

●	$500 for a qualified or non-qualified plan
●	$50 for an automatic payment plan
●	You can pay additional premiums during the accumulation phase; however, premium will not be accepted on or after the first Contract Anniversary following the Owner’s 85th birthday.

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any premium payment.  There is a $100 minimum balance requirement for each Investment Division and Fixed Account.  We reserve the right to restrict availability or impose restrictions on the Fixed Account.

Maximum Premiums:

●	The maximum aggregate premiums you may make without our prior approval is $1 million.

The payment of subsequent premiums relative to market conditions at the time they are made may or may not contribute to the various benefits under your Contract, including the enhanced death benefits or any GMWB.

Allocations of Premium.  You may allocate your premiums to one or more of the Investment Divisions and Fixed Account.  Each allocation must be a whole percentage between 0% and 100%.  The minimum amount you may allocate to the Investment Division or a Fixed Account is $100.  We will allocate any additional premiums you pay in the same way unless you instruct us otherwise.  These allocations will be subject to our minimum allocation rules.

Although more than 18 Investment Divisions and the Fixed Account are available under your Contract, you may not allocate your Contract Values among more than 18 at any one time.

We will issue your Contract and allocate your first premium within two business days (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract.  If we do not receive all of the information that we require, we will contact you to get the necessary information.  If for some reason we are unable to complete this process within five business days, we will return your money.

Each business day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Contract Enhancements. We will add a Contract Enhancement to the Owner's Contract Value for the initial premium payment, and for each subsequent premium payment received prior to the first Contract Anniversary following the Owner’s 85th birthday.  Premium payments will not be accepted on or after the first Contract Anniversary following the Owner’s 85th birthday.  If the Owner is age 85 at issue, premium payments will not be accepted on or after the first Contract Anniversary.  The Contract Enhancement is equal to 6% of the premium payment.

We will impose a Contract Enhancement recapture charge if you :

●
make a total withdrawal within the recapture charge schedule or a partial withdrawal within the recapture charge schedule in excess of the free withdrawals permitted by your Contract (the recapture charge is imposed only on the excess amount above the free withdrawal amount) , or

●	make a withdrawal that exceeds the required minimum distribution of the Internal Revenue Code (the entire withdrawal will be assessed the applicable recapture charge); or
●	return your Contract during the Free Look period. (If you return your Contract during the Free Look period, the entire amount of any Contract Enhancement will be recaptured.)

The Recapture Charge Schedule can be found on page 26 of this prospectus.  We will not impose the Contract Enhancement recapture charge on any amounts paid out as :

●
earnings (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over premiums and Contract Enhancements that you have not previously withdrawn  allocated to those accounts; Contract Enhancements, thus, are not considered earnings for purposes of calculating the recapture charge);

●	death benefits;
●	income payments during your Contract's income phase ( the Income Date, which is the date income payments commence, cannot be sooner than 13 months from the issue date) ;
●
withdrawals taken under the free withdrawal provision (but if the requested withdrawal exceeds the free withdrawal amount, the recapture charge is imposed only on the excess amount above the free withdrawal amount);

●
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge); or

●
withdrawals of up to $250,000 from the Investment Divisions or from the Fixed Account if need extended hospital or nursing home care as provided in your Contract (see "Waiver of Withdrawal and Recapture Charges for Extended Care" on page 38 for more information).

For purposes of the recapture charge, we treat withdrawals as coming first from earnings; second from the oldest remaining premium, based on the completed years (12 months) since the receipt of premiums; and third from Contract Enhancements.  (See example 2 in Appendix B for an illustration.)  We expect to make a profit on these charges for the Contract Enhancements.  Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancements work.  In certain situations, both a recapture charge and a withdrawal charge will be charged on your withdrawal amount (see examples 1 and 2 in Appendix B).

The Separate Account has filed an application with the Securities and Exchange Commission to obtain required authority to impose Contract Enhancements Recapture Charges.  In no event will Contract Enhancements be recaptured until the approval is received.

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement.  Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

Asset-based charges are deducted from the total value of the Separate Account.  In addition, certain Contract charges, including a higher mortality and expense risk charge than would be charged under a similar contract without a Contract Enhancement, are assessed based on the total Contract Value.  In some cases, the amount of a Contract Enhancement may be more than offset by those charges.  Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had purchased a similar contract without a Contract Enhancement.   There are certain circumstances in which a contract owner may be better off by not purchasing a Contract with a Contract Enhancement.  You should discuss with your representative whether this particular contract and Contract Enhancement is suitable for you.  Consultation with your financial and tax advisor is also recommended.

We expect to profit from certain charges assessed under the Contract, including the withdrawal charge and the mortality and expense risk charge.

Capital Protection Program. If you select our Capital Protection Program at issue, we will allocate enough of your premium to the one-year Fixed Account Option to assure that the amount so allocated will equal, at the end of one year, your total original premium paid.  You may allocate the rest of your premium to any Investment Division(s).  If any part of the Fixed Account value is surrendered or transferred before the end of the selected one-year guaranteed period, the value at the end of that period will not equal the original premium.  This program is available only if the one-year Fixed Account Option is available.  There is no charge for the Capital Protection Program.  You should consult your Jackson of NY representative with respect to the current availability of the one-year Fixed Account Option, its limitations, and the availability of the Capital Protection Program.

For an example of capital protection, assume you made a premium payment of $10,000 and were credited a $600 Contract Enhancement when the interest rate for the one-year Fixed Account Option was 2% per year.  We would allocate $9,804 to that Fixed Account Option because $9,804 would increase at that interest rate to $10,000 after one year, assuming no withdrawals are taken.  The remaining $196 of the payment and the $600 Contract Enhancement would be allocated to the Investment Division(s) you selected.

Thus, as this example demonstrates, the Capital Protection Program requires allocation of substantially all your premium to achieve the intended result.  In each case, the result will depend on the interest rate declared for the Fixed Account Option.

Accumulation Units.  Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select.  In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an “Accumulation Unit.”  During the income phase we use a measure called an “Annuity Unit.”

Every business day, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

●	determining the total amount of assets held in the particular Investment Division;
●	subtracting any asset-based charges and taxes chargeable under the Contract; and
●	dividing this amount by the number of outstanding Accumulation Units.

Charges deducted through the cancellation of units are not reflected in this computation.

The value of an Accumulation Unit may go up or down from day to day.  The base Contract has a different Accumulation Unit value than each combination of optional endorsements an Owner may elect, based on the differing amount of charges applied in calculating that Accumulation Unit value.

When you make a premium payment, we credit your Contract with Accumulation Units.  The number of Accumulation Units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the combination of optional endorsements you have elected and their respective charges.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between an Investment Division and the Fixed Account must occur prior to the Income Date.  There may be periods when we do not offer the Fixed Account, or when we impose special transfer requirements on the Fixed Account.  If a renewal occurs within one year of the Income Date, we will continue to credit interest up to the Income Date at the then Current Interest Rate for the applicable Fixed Account Option.  You can make 15 transfers every Contract Year during the accumulation phase without charge.

A transfer will be effective as of the end of the business day when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Restrictions on Transfers: Market Timing.  The Contract is not designed for frequent transfers by anyone.  Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs.  Frequent transfers may also dilute the value of shares of an underlying Fund.  Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing.  Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract.  To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days.  Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

●	limiting the number of transfers over a period of time;
●	requiring a minimum time period between each transfer;
●	limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or
●	limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive business days.  In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size.  We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary.  If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer.  We will notify you and your representative in writing within five days of placing the Contract on a watch list.

Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption.  We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our policies and procedures do not apply to the money market Investment Division, the Fixed Account, Dollar Cost Averaging, Earnings Sweep or the Automatic Rebalancing program.  We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship.  These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application.  Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures.  We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract.  We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time.  If these policies and procedures are ineffective, the adverse consequences described above could occur.  We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

TELEPHONE AND INTERNET TRANSACTIONS

The Basics. You can request certain transactions by telephone or at www.jackson.com, our Internet website, subject to our right to terminate electronic or telephonic transfer privileges described above.  Our Annuity Service Center representatives are available during business hours to provide you with information about your account.  We require that you provide proper identification before performing transactions over the telephone or through our Internet website.  For Internet transactions, this will include a Personal Identification Number (PIN).  You may establish or change your PIN at www.jackson.com.

What You Can Do and How. You may make transfers by telephone or through the Internet unless you elect not to have this privilege.  Any authorization you provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your financial representative unless you notify us to the contrary.  To notify us, please call us at the Annuity Service Center.  Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

What You Can Do and When. When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's Accumulation Unit value for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you.  If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day.  Otherwise the instructions will be carried out the next business day.  We will retain permanent records of all web-based transactions by confirmation number.  If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

How to Cancel a Transaction. You may only cancel an earlier telephonic or electronic transfer request made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes.  Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

Our Procedures. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine.  Our procedures include requesting identifying information and tape-recording telephone communications and other specific details.  We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize.  However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times.  We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege.  Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

●	by making either a partial or complete withdrawal,
●	by electing the Systematic Withdrawal Program,
●	by electing a Guaranteed Minimum Withdrawal Benefit, or
●	by electing to receive income payments (the Income Date, which is the date income payments commence, cannot be sooner than 13 months from the issue date).

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a withdrawal charge.  For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings, second from the oldest remaining premium, and third from Contract Enhancements.  When you make a complete withdrawal you will receive the value of your Contract as of the end of the business day your request is received by us in Good Order, minus any applicable taxes, the annual contract maintenance charge, charges due under any optional endorsement and all applicable withdrawal charges.  For more information about withdrawal charges, please see “Withdrawal Charge” beginning on page 24 .

Your withdrawal request must be in writing.  We will accept withdrawal requests submitted via facsimile.  There are risks associated with not requiring original signatures in order to disburse the money.  To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change.  We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account Option or Investment Division from which you are making the withdrawal.  If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Investment Divisions and the Fixed Account based on the proportion their respective values bear to the Contract Value.

With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage.  After your withdrawal, at least $100 must remain in each Fixed Account Option or Investment Division from which the withdrawal was taken.  A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal.  There are conditions and limitations, so please contact our Annuity Service Center for more information.  Our contact information is on the cover page of this prospectus.  We neither endorse any investment advisers, nor make any representations as to their qualifications.  The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.  There are limitations on withdrawals from qualified plans.  For more information, please see “TAXES” beginning on page 82 .

Waiver of Withdrawal and Recapture Charges for Extended Care.  If you are confined as an inpatient to a nursing home or hospital for 90 consecutive days, a period during which withdrawal charges and/or recapture charges would normally apply, w e will waive the withdrawal charges and recapture charges on any amounts you request withdrawn under this benefit after the 90 th day of confinement.

You are not eligible for this waiver if (1) you are confined to a nursing home or hospital during the 30-day period following your Contract's Issue Date, unless such confinement is not related to a subsequent confinement for which you request the waiver; or (2) you are no longer confined to a nursing home or hospital.

Withdrawals of your Contract Value made under this Extended Care Benefit   shall not exceed $250,000 . If your Contract Value is below this amount, you may withdraw 100% of the Contract Value.  The waiver will be processed upon receiving all required documentation in Good Order which includes, but is not limited to, a completed claim form and a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued.  You may exercise this benefit once under your Contract.

Guaranteed Minimum Withdrawal Benefit Considerations.  Most people who are managing their investments to provide retirement income want to provide themselves with sufficient lifetime income and also to provide for an inheritance for their beneficiaries.  The main obstacles they face in meeting these goals are the uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and will need to draw income from their investments.  A Guaranteed Minimum Withdrawal Benefit (GMWB) is designed to help reduce these uncertainties.

A GMWB is intended to address those concerns but does not provide any guarantee the income will be sufficient to cover any individual's particular needs.  Moreover, the GMWB does not assure that you will receive any return on your investments.  The GMWB also does not protect against loss of purchasing power of assets covered by a GMWB due to inflation.  Even relatively low levels of inflation may have a significant effect on purchasing power if not offset by stronger positive investment returns.  The step-up feature on certain of the GMWBs may provide protection against inflation when there are strong investment returns that coincide with the availability of effecting a step-up.  However, strong investment performance will only help the GMWB guard against inflation if the endorsement includes a step-up feature.

Payments under the GMWB will first be made from your Contract Value.  Our obligations to pay you more than your Contract Value will only arise under limited circumstances.  Thus, in considering the election of any GMWB you need to consider whether the value to you of the level of protection that is provided by a GMWB and its costs, which reduce Contract Value and offset our risks, are consistent with your level of concern and the minimum level of assets that you want to be sure are guaranteed.

The Joint For Life GMWB with Bonus and Annual Step-Up is available only to spouses and differs from the For Life GMWB with Bonus and Annual Step-Up without the Joint Option (which are available to spouses and unrelated parties) and enjoys the following advantages:

●

If the Contract Value falls to zero, benefit payments under the endorsement will continue until the death of the last surviving Covered Life if the For Life Guarantee is effective.  (For more information about the For Life Guarantee and for information on who is a Covered Life under this form of GMWB, please see the “Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up” subsection beginning on page 64 .)

●

If an Owner dies before the automatic payment of benefits begins, the surviving Covered Life may continue the Contract and the For Life Guarantee is not automatically terminated (as it is on the For Life GMWB without the Joint Option).

The Joint For Life GMWB with Bonus and Annual Step-Up has a higher charge than the For Life GMWB with Bonus and Annual Step-Up without the Joint Option.

Guaranteed Minimum Withdrawal Benefit Important Special Considerations.  Each of the GMWBs provides that the GMWB and all benefits thereunder will terminate on the Income Date, which is the date when annuity payments begin.  The Income Date is either a date that you choose or the Latest Income Date.  The Latest Income Date is the Contract Anniversary on or next following the date on which the Owner attains age 95 under a non-qualified Contract, or such earlier date as required by the applicable qualified plan, law or regulation.

Before (1) electing a GMWB, (2) electing to annuitize your Contract after having purchased a GMWB, or (3) when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB, you should consider whether the termination of all benefits under the GMWB and annuitizing produces the better financial results for you.  Naturally, you should discuss with your Jackson of NY representative whether a GMWB is even suitable for you.  Consultation with your financial and tax advisor is also recommended.

These considerations are of greater significance if you are thinking about electing or have elected a GMWB For Life, as the For Life payments will cease when you annuitize voluntarily or on the Latest Income Date.  Although each of the For Life GMWBs contain an annuitization option that may allow the equivalent of For Life payments when you annuitize on the Latest Income Date, all benefits under a GMWB For Life (and under the other GMWBs) will terminate when you annuitize.  To the extent that we can extend the Latest Income Date without adverse tax consequences to you, we will do so, as permitted by the applicable qualified plan, law, or regulation.  After you have consulted your financial and tax advisors you will need to contact us to request an extension of the Latest Income Date.  Please also see “Extension of Latest Income Date” beginning on page 84 for further information regarding possible adverse tax consequences of extending the Latest Income Date.

In addition, with regard to required minimum distributions (RMDs) under an IRA only, it is important to consult your financial and tax advisor to determine whether the benefits of a particular GMWB will satisfy your RMD requirements or whether there are other IRA holdings that can satisfy the aggregate RMD requirements.  With regard to other qualified plans, you must determine what your qualified plan permits.  Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire.  You do not necessarily have to annuitize your Contract to meet the minimum distribution.

Finally, please note that withdrawals in excess of certain limits may have a significantly negative impact on the value of your GMWB through prematurely reducing the benefit's Guaranteed Withdrawal Balance (GWB) and Guaranteed Annual Withdrawal Amount (GAWA) and, therefore, cause your GMWB to prematurely terminate.  Please see the explanations of withdrawals under each of the following GMWB descriptions for more information concerning the effect of excess withdrawals.

Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up (“SafeGuard Max”). The following description of this GMWB is supplemented by the examples in Appendix D, particularly example 2 for the varying benefit percentage and examples 6 and 7 for the Step-Ups.  This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) until the earlier of:

•	The Owner’s (or any joint Owner’s death;

Or

•	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners up to 85 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled.  At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract). We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity – to another legal entity or the Annuitant.  Otherwise, ownership changes are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit cause the GWB and GAWA to be recalculated.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to	The GWB equals initial premium net of any applicable premium taxes.
the Contract on the Issue Date –

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.
Anniversary –

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D.)  The GWB can never be more than $5 million (including upon Step-Up), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, this GMWB might be continued by a spousal Beneficiary.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner's attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
0 – 74	7%
75 – 79	8%
80 – 84	9%
85+	10%

Withdrawals cause the GWB to be recalculated.  Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  The tables below clarify what happens in either instance.  RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  (There is no RMD for non-qualified Contracts.)

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” below for more information.

When a withdrawal, plus all	The GWB is recalculated, equaling the greater of:
prior withdrawals in the current Contract Year, is less	●	The GWB before the withdrawal less the withdrawal; Or
than or equal to the greater of the GAWA or RMD, as	●	Zero.
applicable –	The GAWA is recalculated, equaling the lesser of:
	●	The GAWA before the withdrawal; Or
	●	The GWB after the withdrawal.

You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

When a withdrawal, plus all	The GWB is recalculated, equaling the lesser of:
prior withdrawals in the current Contract Year,	●	Contract Value after the withdrawal less any recapture charge on any Contract Enhancement; Or
exceeds the greater of the GAWA or RMD, as applicable –	●	The greater of the GWB before the withdrawal less the withdrawal, or zero.
The GAWA is recalculated, equaling the lesser of:
	●	The GAWA before the withdrawal; Or
	●	The GWB after the withdrawal; Or
	●	The GAWA percentage multiplied by the Contract Value after the withdrawal less any recapture charge on any Contract Enhancement.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 82 .

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

RMD NOTES:  Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice.  The administrative form allows for one time or systematic withdrawals.  Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract.  You, as Owner, are responsible for complying with the Internal Revenue Code's RMD requirements.  We monitor for whether your requested RMD exceeds the standardized calculation for your contract and we will impose the applicable charges, if necessary, which will be reflected in the confirmation of the transaction.  For information regarding the standardized calculation for your contract, please contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis.  But with this GMWB, the GAWA is based on Contract Years.  Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised.  With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above.  (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.)  Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described.  The GAWA for the 2008 Contract Year (ending June 30) is $10.  The RMDs for calendar years 2007 and 2008 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2007 and $8 in each of the two halves of calendar year 2008, then at the time the withdrawal in the first half of calendar year 2008 is taken, the Owner will have withdrawn $15.  Because the sum of the Owner's withdrawals for the 2008 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1937, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first RMD (the 2007 RMD) until March 30, 2008, he may still take the 2008 RMD before the next Contract Year begins, June 30, 2008 without exposing the GWB and GAWA to the possibility of adverse recalculation.  However, if he takes his second RMD (the 2008 RMD) after June 30, 2008, he should wait until the next Contract Year begins (that is after June 30, 2009) to take his third RMD (the 2009 RMD).  Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples that are relevant or specific to tax-qualified Contracts, illustrating this GMWB, in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix D, particularly examples 4, 5, and 7.  Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Premiums.

With each subsequent premium payment on	The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.
the Contract –	If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate.  We also reserve the right to refuse subsequent premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up.  In the event Contract Value is greater than the GWB, this GMWB allows the GWB to be reset to the Contract Value (a “Step-Up”).  Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.

With a Step-Up–	The GWB equals Contract Value (subject to a $5 million maximum).
If the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to Step-Up.

The first opportunity for a Step-Up is the fifth Contract Anniversary after this GMWB is added to the Contract.  Thereafter, a Step-Up is allowed at any time, but there must always be at least five years between Step-Ups.  The GWB can never be more than $5 million with a Step-Up.  A request for Step-Up is processed and effective on the date received in Good Order.  Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value is reduced to zero and the GAWA will be equal to the GAWA percentage multiplied by the GWB.

After each payment when the	The GWB is recalculated, equaling the greater of:
Contract Value is zero –	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA is recalculated, equaling the lesser of:
	●	The GAWA before the payment; Or
	●	The GWB after the payment.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value.  Upon your death as the Owner, no death benefit is payable.

Spousal Continuation.  If the Contract is continued by the spouse, the spouse retains all rights previously held by the Owner and therefore may elect to add this GMWB to the Contract within the 30 days prior to any Contract Anniversary following the continuation date of the original Contract's Issue Date.  This GMWB would become effective on the Contract Anniversary following receipt of the request in Good Order.

If the spouse continues the Contract and this endorsement already applies to the Contract, the GMWB will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age on the continuation date and the GAWA will be equal to the GAWA percentage multiplied by the GWB.  Your spouse may elect to Step-Up on the continuation date.  If the Contract is continued under the Special Spousal Continuation Option, the value applicable upon Step-Up is the Contract Value, including any adjustments applied on the continuation date.  Any subsequent Step-Up must follow the Step-Up restrictions listed above (Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date).

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 81 .

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The first date both the GWB and the Contract Value equals zero; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

On the Latest Income Date, the Owner may choose the following income option instead of one of the other income options listed in the Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option and the GAWA will be equal to the GAWA percentage multiplied by the GWB.  The GAWA percentage will not change after election of this option.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 38 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

5% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 5”). The following description is supplemented by the examples in Appendix D that may assist you in understanding how calculations are made in certain circumstances.  For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 5% GMWB With Annual Step-Up may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value.  The 5% GMWB With Annual Step-Up is not available on a Contract that already has a GMWB (one GMWB only per Contract).  We may further limit the availability of this optional endorsement.  Once selected, the 5% GMWB With Annual Step-Up cannot be canceled.  If you select the 5% GMWB With Annual Step-Up when you purchase your Contract, your premium payment net of any applicable taxes will be used as the basis for determining the GWB.  The GWB will not include any Contract Enhancement.  The 5% GMWB With Annual Step-Up may also be selected after the Issue Date within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order.  If you select the 5% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added.  In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1c in Appendix D).  The GWB can never be more than $5 million (including upon “step-up”), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below).  Upon selection, the GAWA is equal to 5% of the GWB.  The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 5%.  However, withdrawals are not cumulative.  If you do not take 5% in one Contract Year, you may not take more than 5% the next Contract Year.  If you withdraw more than 5%, the guaranteed amount available may be less than the total premium payments and the GAWA will likely be reduced.  The GAWA can be divided up and taken on a payment schedule that you request.  You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges and Contract Enhancement recapture charges, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 5% GMWB With Annual Step-Up, but these charges are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA.  Each time you make a premium payment, the GWB is increased by the amount of the net premium payment.  Also, the GAWA will increase by 5% of the net premium payment or 5% of the increase in the GWB, if the maximum GWB is reached.  We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate.  We also reserve the right to refuse subsequent premium payments.  See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future.  In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s), likely reducing the GAWA, too.  Recalculation of the GWB and GAWA may result in reducing or extending the payout period.  Examples 4, 5, and 7 in Appendix D illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees.  Examples 4, 5, and 7 in Appendix D supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “Required Minimum Distribution Calculations” below for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA or RMD, as applicable, the GWB is equal to the greater of:

●	the GWB prior to the partial withdrawal less the partial withdrawal; or
●	zero.

If all your partial withdrawals made in the current Contract Year are less than or equal to the GAWA or RMD, as applicable, the GAWA is the lesser of:

●	the GAWA prior to the partial withdrawal; or
●	the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, the GWB is equal to the greater of:

●

the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, the GAWA is equal to the lesser of:

●	the GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or
●	the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	the total amount of the current partial withdrawal, or
●	the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Consistent with the explanation above, Excess Withdrawals may have a significantly negative impact on the value of this benefit through prematurely reducing the GWB and GAWA and, therefore, cause the benefit to prematurely terminate (see Example 5 in Appendix D).  For purposes of all of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges and recapture charges.

Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals, including systematic withdrawals, for the purposes of calculating any other values under the Contract and any other endorsements.  They are subject to the same restrictions and processing rules as described in the Contract.  Withdrawals under the guarantee of this endorsement are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 82 .

Required Minimum Distribution Calculations.  Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice.  The administrative form allows for one time or systematic withdrawals.  Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract.  You, as Owner, are responsible for complying with the Internal Revenue Code's RMD requirements.  We monitor for whether your requested RMD exceeds the standardized calculation for your contract and we will impose the applicable charges, if necessary, which will be reflected in the confirmation of the transaction.  For information regarding the standardized calculation for your contract, please contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

Under the Code, RMDs are calculated and taken on a calendar year basis.  But with the 5% GMWB With Annual Step-Up, GAWA is based on Contract Years.  Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised.  With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above.  (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.)  Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described.  The GAWA for the 2008 Contract Year (ending June 30) is $10.  The RMD requirements for calendar years 2007 and 2008 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2007 and $8 in each of the two halves of calendar year 2008, then at the time the withdrawal in the first half of calendar year 2008 is taken, the Owner will have withdrawn $15.  Because the sum of the Owner's withdrawals for the 2008 Contract Year is less than the higher RMD requirement for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1937, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first RMD (the 2007 RMD) until March 30, 2008, he may still take the 2008 RMD before the next Contract Year begins, June 30, 2008 without exposing the GWB and GAWA to the possibility of adverse recalculation.  However, if he takes his second RMD (the 2008 RMD) after June 30, 2008, he should wait until the next Contract Year begins (that is after June 30, 2009) to take his third RMD (the 2009 RMD).  Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples that are relevant specific to tax-qualified Contracts, illustrating the GMWB in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix D, particularly examples 4, 5, and 7.  Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that the 5% GMWB With Annual Step-Up ultimately suits your needs relative to your RMD.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Step-Up. Step-Ups with the 5% GMWB With Annual Step-Up reset your GWB to the greater of Contract Value or the GWB before step-up, and GAWA becomes the greater of 5% of the new GWB or GAWA before step-up.  Step-Ups occur automatically upon each of the first 12 Contract Anniversaries from the endorsement's effective date, then on or after the 13th Contract Anniversary, at any time upon your request, so long as there is at least one year between step-ups.  Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.  The request will be processed and effective on the day we receive the request in Good Order.  Before deciding to “step-up,” please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Spousal Continuation.  If you die before annuitizing a Contract with the 5% GMWB With Annual Step-Up, the Contract's death benefit is still payable when Contract Value is greater than zero.  Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner.  If the spouse continues the Contract and the 5% GMWB With Annual Step-Up endorsement already applies to the Contract, the 5% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  Step-Ups will continue automatically or as permitted (as described above), and Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date.  Upon spousal continuation of a Contract without the 5% GMWB With Annual Step-Up, if the 5% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination.  The 5% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge on the date you annuitize or surrender the Contract.  In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 5% GMWB With Annual Step-Up.  The 5% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract); or upon the first date both the GWB and Contract Value equal zero – whichever occurs first.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value.  Upon your death as the Owner, your Beneficiary will receive the scheduled payments.  No other death benefit will be paid.

Annuitization.  If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 38 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  The purchase of the 5% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors on this and other matters prior to electing the 5% GMWB With Annual Step-Up.

6% Guaranteed Minimum Withdrawal Benefit With Annual Step-Up (“AutoGuard 6”). The following description is supplemented by the examples in Appendix D that may assist you in understanding how calculations are made in certain circumstances.  For Owners 80 years old and younger on the Contract's Issue Date, or on the date on which this endorsement is selected if after the Contract's Issue Date, a 6% GMWB With Annual Step-Up may be available, which permits an Owner to make partial withdrawals, prior to the Income Date that, in total, are guaranteed to equal the Guaranteed Withdrawal Balance (GWB)(as defined below), regardless of your Contract Value.  The 6% GMWB With Annual Step-Up is not available on a Contract that already has a GMWB (one GMWB only per Contract).  We may further limit the availability of this optional endorsement.  Once selected, the 6% GMWB With Annual Step-Up cannot be canceled.  If you select the 6% GMWB With Annual Step-Up when you purchase your Contract, your premium payment net of any applicable taxes will be used as the basis for determining the GWB.  The GWB will not include any Contract Enhancement.  The 6% GMWB With Annual Step-Up may also be selected after the Issue Date within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if your request is in Good Order.  If you select the 6% GMWB With Annual Step-Up after the Issue Date, to determine the GWB, we will use your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added.  In determining the GWB, a recapture charge associated with any Contract Enhancement will reduce the GWB below the Contract Value (see Example 1c in Appendix D).  The GWB can never be more than $5 million (including upon “step-up”), and the GWB is reduced with each withdrawal you take.

Once the GWB has been determined, we calculate the Guaranteed Annual Withdrawal Amount (GAWA), which is the maximum annual partial withdrawal amount, except for certain tax-qualified Contracts (as explained below).  Upon selection, the GAWA is equal to 6% of the GWB.  The GAWA will not be reduced if partial withdrawals taken within any one Contract Year do not exceed 6%.  However, withdrawals are not cumulative.  If you do not take 6% in one Contract Year, you may not take more than 6% the next Contract Year.  If you withdraw more than 6%, the guaranteed amount available may be less than the total premium payments and the GAWA will likely be reduced.  The GAWA can be divided up and taken on a payment schedule that you request.  You can continue to take the GAWA each Contract Year until the GWB has been depleted.

Withdrawal charges and Contract Enhancement recapture charges, as applicable, are taken into consideration in calculating the amount of your partial withdrawals pursuant to the 6% GMWB With Annual Step-Up, but these charges are offset by your ability to make free withdrawals under the Contract.

Any time a subsequent premium payment is made, we recalculate the GWB and the GAWA.  Each time you make a premium payment, the GWB is increased by the amount of the net premium payment.  Also, the GAWA will increase by 6% of the net premium payment or 6% of the increase in the GWB, if the maximum GWB is reached.  We require prior approval for a subsequent premium payment, however, that would result in your Contract having $1 million of premiums in the aggregate.  We also reserve the right to refuse subsequent premium payments.  See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is reached.

If the total of your partial withdrawals made in the current Contract Year is greater than the GAWA, we will recalculate your GWB and your GAWA will likely be lower in the future.  In other words, withdrawing more than the GAWA in any Contract Year could cause the GWB to be reduced by more than the amount of the withdrawal(s), likely reducing the GAWA, too.  Recalculation of the GWB and GAWA may result in reducing or extending the payout period.  Examples 4, 5, and 7 in Appendix D illustrate the impact of such withdrawals.

For certain tax-qualified Contracts, this GMWB allows for withdrawals greater than GAWA to meet the Contract's required minimum distributions (RMDs) under the Internal Revenue Code (Code) without compromising the endorsement's guarantees.  Examples 4, 5, and 7 in Appendix D supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “Required Minimum Distribution Calculations” below for more information.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the GAWA or RMD, as applicable, the GWB is equal to the greater of:

●	the GWB prior to the partial withdrawal less the partial withdrawal; or
●	zero.

If all your partial withdrawals made in the current Contract Year are less than or equal to the GAWA or RMD, as applicable, the GAWA is the lesser of:

●	the GAWA prior to the partial withdrawal; or
●	the GWB after the partial withdrawal.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, the GWB is equal to the greater of:

●

the GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; or

●	zero.

If the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is greater than the GAWA or RMD, as applicable, the GAWA is equal to the lesser of:

●	the GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, or
●	the GWB after the partial withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	the total amount of the current partial withdrawal, or
●	the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Consistent with the explanation above, Excess Withdrawals may have a significantly negative impact on the value of this benefit through prematurely reducing the GWB and GAWA and, therefore, cause the benefit to prematurely terminate (see Example 5 in Appendix D).  For purposes of all of these calculations, all partial withdrawals are assumed to be the total amount withdrawn, including any withdrawal charges and recapture charges.

Withdrawals made under the guarantee of this endorsement are considered to be the same as any other partial withdrawals, including systematic withdrawals, for the purposes of calculating any other values under the Contract and any other endorsements.  They are subject to the same restrictions and processing rules as described in the Contract.  Withdrawals under the guarantee of this endorsement are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 82 .

Required Minimum Distribution Calculations.  Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice.  The administrative form allows for one time or systematic withdrawals.  Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Code allows for the taking of RMDs for multiple contracts from a single contract.  You, as Owner, are responsible for complying with the Internal Revenue Code's RMD requirements.  We monitor for whether your requested RMD exceeds the standardized calculation for your contract and we will impose the applicable charges, if necessary, which will be reflected in the confirmation of the transaction.  For information regarding the standardized calculation for your contract, please contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

Under the Code, RMDs are calculated and taken on a calendar year basis.  But with the 6% GMWB With Annual Step-Up, GAWA is based on Contract Years.  Because the intervals for the GAWA and RMDs are different, the endorsement's guarantees may be more susceptible to being compromised.  With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of either of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above.  (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.)  Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described.  The GAWA for the 2008 Contract Year (ending June 30) is $10.  The RMD requirements for calendar years 2007 and 2008 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2007 and $8 in each of the two halves of calendar year 2008, then at the time the withdrawal in the first half of calendar year 2008 is taken, the Owner will have withdrawn $15.  Because the sum of the Owner's withdrawals for the 2008 Contract Year is less than the higher RMD requirement for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1937, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first RMD (the 2007 RMD) until March 30, 2008, he may still take the 2008 RMD before the next Contract Year begins, June 30, 2008 without exposing the GWB and GAWA to the possibility of adverse recalculation.  However, if he takes his second RMD (the 2008 RMD) after June 30, 2008, he should wait until the next Contract Year begins (that is after June 30, 2009) to take his third RMD (the 2009 RMD).  Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples that are relevant specific to tax-qualified Contracts, illustrating the GMWB in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix D, particularly examples 4, 5, and 7.  Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that the 6% GMWB With Annual Step-Up ultimately suits your needs relative to your RMD.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Step-Up. Step-Ups with the 6% GMWB With Annual Step-Up reset your GWB to the greater of Contract Value or the GWB before step-up, and GAWA becomes the greater of 6% of the new GWB or GAWA before step-up.  Step-Ups occur automatically upon each of the first 12 Contract Anniversaries from the endorsement's effective date, then on or after the 13th Contract Anniversary, at any time upon your request, so long as there is at least one year between step-ups.  Upon election of a Step-Up, the GMWB charge may be increased, subject to the maximum charges listed above.  The request will be processed and effective on the day we receive the request in Good Order.  Before deciding to “step-up,” please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon election of a Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Spousal Continuation.  If you die before annuitizing a Contract with the 6% GMWB With Annual Step-Up, the Contract's death benefit is still payable when Contract Value is greater than zero.  Alternatively, the Contract allows the Beneficiary who is your spouse to continue it, retaining all rights previously held by the Owner.  If the spouse continues the Contract and the 6% GMWB With Annual Step-Up endorsement already applies to the Contract, the 6% GMWB With Annual Step-Up will continue and no adjustment will be made to the GWB or the GAWA at the time of continuation.  Step-Ups will continue automatically or as permitted (as described above), and Contract Anniversaries will continue to be based on the anniversary of the original Contract's Issue Date.  Upon spousal continuation of a Contract without the 6% GMWB With Annual Step-Up, if the 6% GMWB With Annual Step-Up is available at the time, the Beneficiary may request to add this endorsement within 30 days before any Contract Anniversary, and the endorsement will take effect on the Contract Anniversary if the request is made in Good Order.

Termination.  The 6% GMWB With Annual Step-Up endorsement terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge on the date you annuitize or surrender the Contract.  In surrendering the Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under the 6% GMWB With Annual Step-Up.  The 6% GMWB With Annual Step-Up also terminates: with the Contract upon your death (unless the beneficiary who is your spouse continues the Contract); or upon the first date both the GWB and Contract Value equal zero – whichever occurs first.

Contract Value Is Zero.  If your Contract Value is reduced to zero as the result of a partial withdrawal, contract charges or poor fund performance and the GWB is greater than zero, the GWB will be paid automatically to you on a periodic basis elected by you, which will be no less frequently than annually, so long as the Contract is still in the accumulation phase.  The total annual payment will equal the GAWA, but will not exceed the current GWB.  The payments continue until the GWB is reduced to zero.

All other rights under your Contract cease and we will no longer accept subsequent premium payments and all optional endorsements are terminated without value.  Upon your death as the Owner, your Beneficiary will receive the scheduled payments.  No other death benefit will be paid.

Annuitization.  If you decide to annuitize your Contract, you may choose the following income option instead of one of the other income options listed in your Contract:

Fixed Payment Income Option.  This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that you select.  If you should die (assuming you are the Owner) before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

This income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the Annuitant at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 38 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  The purchase of the 6% GMWB With Annual Step-Up may not be appropriate for the Owners of Contracts who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors on this and other matters prior to electing the 6% GMWB With Annual Step-Up.

For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up (“LifeGuard Freedom 6 GMWB”).  The following description of this GMWB is supplemented by the examples in Appendix D, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the Step-Ups and example 11 for the guaranteed withdrawal balance adjustment.  This GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

●	The Owner's life (the “For Life Guarantee”) if the For Life Guarantee is in effect;

The For Life Guarantee is based on the life of the first Owner to die with joint Owners.  There are also other GMWB options for joint Owners that are spouses, as described below.
For the Owner that is a legal entity, the For Life Guarantee is based on the Annuitant's life (or the life of the first Annuitant to die if there is more than one Annuitant).

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the Owner (or with joint Owners, the oldest Owner) attaining the age of 59 1/2.  If the Owner (or oldest Owner) is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.  The For Life Guarantee remains effective until the date this endorsement is terminated, as described below, or until the Continuation Date on which this GMWB endorsement is continued under spousal continuation.

So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.
Or
●	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.
The GWB is the guaranteed amount available for future periodic withdrawals.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Owners 45 to 80 years old (proof of age is required); may be added to a Contract on the Issue Date or any Contract Anniversary; and once added cannot be canceled except by a Beneficiary who is the Owner's spouse, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract).  We allow ownership changes of a Contract with this GMWB when the Owner is a legal entity – to another legal entity or the Annuitant.  Otherwise, ownership changes are not allowed.  When the Owner is a legal entity, changing Annuitants is not allowed.  Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to	The GWB equals initial premium net of any applicable premium taxes.
the Contract on the Issue Date –

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.
Anniversary –

The GAWA is determined based on the Owner's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancements, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D.)  The GWB can never be more than $5 million (including upon Step-Up, the application of the GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void.  However, this GMWB might be continued by a spousal Beneficiary without the For Life Guarantee.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the Owner’s attained age at the time of the first withdrawal.  If there are joint Owners, the GAWA percentage is based on the attained age of the oldest joint Owner.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
45 – 64	4%
65 – 74	5%
75 – 80	6%
81+	7%

Withdrawals cause the GWB to be recalculated.  Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  The tables below clarify what happens in either instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only. There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” below for more information.

When a withdrawal, plus all	The GWB is recalculated, equaling the greater of:
prior withdrawals in the current Contract Year, is less	●	The GWB before the withdrawal less the withdrawal; Or
than or equal to the greater of the GAWA or RMD, as	●	Zero.
applicable –	The GAWA:
	●	Is unchanged while the For Life Guarantee is in effect; Otherwise
	●	Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.

The GAWA is generally not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable, unless the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D).  In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all	The GWB is recalculated, equaling the greater of:
prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or RMD, as applicable –	●

The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.
●

If the For Life Guarantee is not in force, the GAWA is equal to the lesser of:

• The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, Or

• The GWB after the withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 82 .

If the age of any Owner is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of the Owner (or oldest joint Owner) falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

RMD NOTES:  Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice.  The administrative form allows for one time or systematic withdrawals.  Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract.  You, as Owner, are responsible for complying with the Internal Revenue Code's RMD requirements.  We monitor for whether your requested RMD exceeds the standardized calculation for your contract and we will impose the applicable charges, if necessary, which will be reflected in the confirmation of the transaction.  For information regarding the standardized calculation for your contract, please contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis.  But with this GMWB, the GAWA is based on Contract Years.  Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised.  With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above.  (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.)  Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described.  The GAWA for the 2008 Contract Year (ending June 30) is $10.  The RMDs for calendar years 2007 and 2008 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2007 and $8 in each of the two halves of calendar year 2008, then at the time the withdrawal in the first half of calendar year 2008 is taken, the Owner will have withdrawn $15.  Because the sum of the Owner's withdrawals for the 2008 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1937, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first RMD (the 2007 RMD) until March 30, 2008, he may still take the 2008 RMD before the next Contract Year begins, June 30, 2008 without exposing the GWB and GAWA to the possibility of adverse recalculation.  However, if he takes his second RMD (the 2008 RMD) after June 30, 2008, he should wait until the next Contract Year begins (that is after June 30, 2009) to take his third RMD (the 2009 RMD).  Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples that are relevant or specific to tax-qualified Contracts, illustrating this GMWB, in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix D, particularly examples 4, 5, and 7.  Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the Owner's (or oldest joint Owner's) 70th birthday, Or
●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.
●

With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

●

With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment.  No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below).  Once the GWB is re-set, this GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D for an illustration of this 200% GWB adjustment provision.)

Premiums.

With each subsequent premium payment on the	The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.
Contract –	If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate.  We also reserve the right to refuse subsequent premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a “Step-Up”).

In addition to an increase in the GWB, a Step-Up allows for a potential increase in the GAWA percentage in the event that the Step-Up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Baseline (BDB).  The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue.

Upon Step-Up, if the Contract Value is greater than the BDB and the Step-Up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the Owner's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume an Owner was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the Owner is age 76, a Step-Up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the Owner's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon Step-Up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future Step-Up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent premium payments increase the BDB by the amount of the premium net of any applicable premium taxes.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a Step-Up –	The GWB equals the Contract Value (subject to a $5 million maximum).

If the Contract Value is greater than the BDB prior to the Step-Up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the Step-Up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the Owner.

	●	If there are joint Owners, the GAWA percentage is recalculated based on the oldest joint Owner.
	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation.
For all Contracts to which this GMWB is added, if the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to Step-Up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to Step-Up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Upon Step-Up on or after the 5th Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 1.50%.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the Step-Up provision together with the GWB bonus provision at the then current GMWB Charge. All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The GWB can never be more than $5 million with a Step-Up. However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic Step-Ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a Step-Up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of Step-Up, the Contract Value is $6 million, a Step-Up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the Owner’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon your death (or the first Owner's death with joint Owners) while the Contract is still in force, this GMWB terminates without value.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the Owner (or the death of any joint Owner), so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the Owner's (or oldest joint Owner's) attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when	The GWB is recalculated, equaling the greater of:
the Contract Value is zero –	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA:
	●	Is unchanged so long as the For Life Guarantee is in effect; Otherwise
	●	Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.

Payments are made on the periodic basis you elect, but no less frequently than annually.  If you die, all rights under your Contract cease.  No subsequent premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable.

Spousal Continuation.  In the event of the Owner's death (or the first Owner's death with joint Owners), the Beneficiary who is the Owner's spouse may elect to:

●

Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

	○	Upon the Owner's death, the For Life Guarantee is void.
	○	Only the GWB is payable while there is value to it (until depleted).
	○	The GWB adjustment provision is void.
	○	Step-Ups will continue as permitted in accordance with the Step-Up rules above.
	○	Contract Anniversaries will continue to be based on the Contract's Issue Date.
○

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the original Owner's (or oldest joint Owner's) attained age on the continuation date.  The GAWA percentage will not change on future Step-Ups, even if the Contract Value exceeds the BDB.

○

The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the availability of the “Specified Period Income of the GAWA” option if the GWB has been continued by a spousal Beneficiary upon the death of the original Owner.

●	Continue the Contract without this GMWB (GMWB is terminated).
●

Add this GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the Beneficiary's eligibility – whether or not the spousal Beneficiary terminated the GMWB in continuing the Contract.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 81 .

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●	The date of the Owner's death (or the first Owner's death with joint Owners), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB;
●	The Continuation Date if the spousal Beneficiary elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of the Owner (or, with joint Owners, the lifetime of joint Owner who dies first).  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the Owner (or the first Owner's death with joint Owners), and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if the Owner dies before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the Owner's (or oldest joint Owner's) attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary upon the death of the original Owner, in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 38 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●

With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal.  Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a premium payment, the Bonus Base increases by the amount of the premium payment net of any applicable premium taxes.
●	With any Step-Up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.
The Bonus Base can never be more than $5 million.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year.  Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.
When the bonus is applied:

●	The GWB is recalculated, increasing by 6% of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.

The Bonus is only available during the Bonus Period.  The Bonus Period begins on the effective date of this GMWB endorsement.  In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a Step-Up so long as the Step-Up occurs on or before the Contract Anniversary immediately following the Owner’s (if Joint Owners, the oldest Owner’s) 80th birthday.  (See example below.)
The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a Step-Up, if later; or
●	The date the Contract Value is zero.

The Bonus Base will continue to be calculated even after the Bonus Period expires.  Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a Step-Up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus.  For example, assume this GMWB was added to a Contract on December 1, 2008.  At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement).  If a Step-Up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the Owner is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021.  Further, assuming that the next Bonus Base increase due to a Step-Up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the Owner is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033.  (Please also see Examples 6 and 7 in Appendix D for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus and Annual Step-Up (“LifeGuard Freedom 6 GMWB With Joint Option”). The description of this GMWB is supplemented by the examples in Appendix D, particularly example 2 for the varying benefit percentage, examples 6 and 7 for the Step-Ups, example 10 for the For Life guarantees and example 11 for the guaranteed withdrawal balance adjustment.

The election of this GMWB under a non-qualified Contract requires the joint Owners to be spouses (as defined under the Internal Revenue Code) and each joint Owner is considered to be a “Covered Life.”

The Owners cannot be subsequently changed and new Owners cannot be added.  Upon death of either joint Owner, the surviving joint Owner will be treated as the primary Beneficiary and all other Beneficiaries will be treated as contingent Beneficiaries.  The For Life Guarantee will not apply to these contingent Beneficiaries, as they are not Covered Lives.

This GMWB is available on a limited basis under non-qualified Contracts for certain kinds of legal entities, such as (i) custodial accounts where the spouses are the joint Annuitants and (ii) trusts where the spouses are the sole beneficial owners, and the For Life Guarantee is based on the Annuitant's life who dies last.

Tax-qualified Contracts cannot be issued to joint Owners and require the Owner and Annuitant to be the same person.  Under a tax-qualified Contract, the election of this GMWB requires the Owner and primary Beneficiary to be spouses (as defined in the Internal Revenue Code).  The Owner and only the primary spousal Beneficiary named at the election of this GMWB under a tax-qualified Contract will also each be considered a Covered Life, and these Covered Lives cannot be subsequently changed.

For tax-qualified Contracts, the Owner and primary spousal Beneficiary cannot be changed while both are living.  If the Owner dies first, the primary spousal Beneficiary will become the Owner upon Spousal Continuation and he or she may name a Beneficiary; however, that Beneficiary is not considered a Covered Life.  Likewise, if the primary spousal Beneficiary dies first, the Owner may name a new Beneficiary; however, that Beneficiary is also not considered a Covered Life and consequently the For Life Guarantee will not apply to the new Beneficiary.

For both non-qualified and tax-qualified Contracts, this GMWB guarantees partial withdrawals during the Contract's accumulation phase (i.e., before the Income Date) for the longer of:

●	The lifetime of the last surviving Covered Life if the For Life Guarantee is in effect;

The For Life Guarantee becomes effective on the Contract Anniversary on or immediately following the youngest Covered Life attaining the age of 59 1/2.  If the youngest Covered Life is 59 1/2 years old or older on the endorsement's effective date, then the For Life Guarantee is effective when this GMWB is added to the Contract.  The For Life Guarantee remains effective until the date this endorsement is terminated, as described below, or until the Continuation Date on which a spousal Beneficiary who is not a Covered Life continues this GMWB endorsement under spousal continuation.

So long as the For Life Guarantee is in effect, withdrawals are guaranteed even in the event Contract Value is reduced to zero.

Or

●	Until all withdrawals under the Contract equal the Guaranteed Withdrawal Balance (GWB), without regard to Contract Value.

The GWB is the guaranteed amount available for future periodic withdrawals.

Because of the For Life Guarantee, your withdrawals could amount to more than the GWB.  But PLEASE NOTE:  The guarantees of this GMWB are subject to the endorsement's terms, conditions, and limitations that are explained below.

Please consult the representative who is helping, or who helped, you purchase your Contract to be sure that this GMWB ultimately suits your needs.

This GMWB is available to Covered Lives 45 to 80 years old (proof of age is required and both Covered Lives must be within the eligible age range).  This GMWB may be added to a Contract on the Issue Date or on any Contract Anniversary and cannot be canceled except by a spousal Beneficiary who is not a Covered Life, who, upon the Owner's death, may elect to continue the Contract without the GMWB.  To continue joint GMWB coverage upon the death of the Owner (or the death of either joint Owner of a non-qualified Contract), provided that the other Covered Life is still living, the Contract must be continued by election of Spousal Continuation.  Upon continuation, the spouse becomes the Owner and obtains all rights as the Owner.

At least 30 calendar days' prior notice and proof of age is required for Good Order to add this GMWB to a Contract on a Contract Anniversary.  This GMWB is not available on a Contract that already has a GMWB (only one GMWB per Contract). Availability of this GMWB may be subject to further limitation.

There is a limit on withdrawals each Contract Year to keep the guarantees of this GMWB in full effect – the greater of the Guaranteed Annual Withdrawal Amount (GAWA) and for certain tax-qualified Contracts, the required minimum distribution (RMD) under the Internal Revenue Code.  Withdrawals exceeding the limit do not invalidate the For Life Guarantee, but cause the GWB and GAWA to be recalculated.

Election.  The GWB depends on when this GMWB is added to the Contract, and the GAWA derives from the GWB.

When this GMWB is added to	The GWB equals initial premium net of any applicable premium taxes.
the Contract on the Issue Date –

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

When this GMWB is added to the Contract on any Contract	The GWB equals Contract Value less the recapture charge on any Contract Enhancement.
Anniversary –

The GAWA is determined based on the youngest Covered Life's attained age at the time of first withdrawal and equals the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  See the GAWA percentage table below.

Contract Enhancements and the corresponding recapture charges are not included in the calculation of the GWB when this GMWB is added to the Contract on the Issue Date.  This is why premium (net of any applicable premium taxes) is used to calculate the GWB when this GMWB is added to the Contract on the Issue Date.  If you were to instead add this GMWB to your Contract post issue on any Contract Anniversary, the GWB is calculated based on Contract Value, which will include any previously applied Contract Enhancement, and, as a result, we subtract any applicable recapture charge from the Contract Value to calculate the GWB.  In any event, with Contract Enhancements, the result is a GWB that is less than Contract Value when this GMWB is added to the Contract.  (See Example 1 in Appendix D.)  The GWB can never be more than $5 million (including upon Step-Up, the application of the GWB adjustment or the application of any bonus), and the GWB is reduced by each withdrawal.

PLEASE NOTE:  Upon the Owner's death, the For Life Guarantee is void unless this GMWB is continued by a spousal Beneficiary who is a Covered Life.  However, it is possible for this GMWB to be continued without the For Life Guarantee by a spousal Beneficiary who is not a Covered Life.  Please see the “Spousal Continuation” subsection below for more information.

Withdrawals.  The GAWA percentage and the GAWA are determined at the time of the first withdrawal.  The GAWA is equal to the GAWA percentage multiplied by the GWB prior to the partial withdrawal.  The GAWA percentage varies according to age group and is determined based on the youngest Covered Life's attained age at the time of the first withdrawal.  (In the examples in Appendix D and elsewhere in this prospectus we refer to this varying GAWA percentage structure as the “varying benefit percentage”.)  The GAWA percentage for each age group is:

Ages	GAWA Percentage
45 – 64	4%
65 – 74	5%
75 – 80	6%
81+	7%

Withdrawals cause the GWB to be recalculated.  Withdrawals may also cause the GAWA to be recalculated, depending on whether or not the withdrawal, plus all prior withdrawals in the current Contract Year, is less than or equal to the GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA).  The tables below clarify what happens in either instance.  (RMD denotes the required minimum distribution under the Internal Revenue Code for certain tax-qualified Contracts only.  There is no RMD for non-qualified Contracts.)  In addition, if the For Life Guarantee is not yet in effect, withdrawals that cause the Contract Value to reduce to zero void the For Life Guarantee.  See “Contract Value is Zero” below for more information.

For certain tax-qualified Contracts, this GMWB allows withdrawals greater than GAWA to meet the Contract's RMD without compromising the endorsement's guarantees.  Examples 4, 5 and 7 in Appendix D supplement this description.  Because the intervals for the GAWA and RMDs are different, namely Contract Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Contract is a tax-qualified Contract, then please see “RMD NOTES” below for more information.

When a withdrawal, plus all	The GWB is recalculated, equaling the greater of:
prior withdrawals in the current Contract Year, is less	●	The GWB before the withdrawal less the withdrawal; Or
than or equal to the greater of the GAWA or RMD, as	●	Zero.
applicable –	The GAWA:
	●	Is unchanged while the For Life Guarantee is in effect; Otherwise
	●	Is recalculated, equaling the lesser of the GAWA before the withdrawal, or the GWB after the withdrawal.

The GAWA is generally not reduced if all withdrawals during any one Contract Year do not exceed the greater of the GAWA or RMD, as applicable, unless the For Life Guarantee is not in effect and the GWB is nearly depleted, resulting in a GWB that is less than the GAWA.  You may withdraw the greater of the GAWA or RMD, as applicable, all at once or throughout the Contract Year.  Withdrawing less than the greater of the GAWA or RMD, as applicable, in a Contract Year does not entitle you to withdraw more than the greater of the GAWA or RMD, as applicable, in the next Contract Year.  The amount you may withdraw each Contract Year and not cause the GWB and GAWA to be recalculated does not accumulate.

Withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year causes the GWB and GAWA to be recalculated (see below and Example 5 in Appendix D). In recalculating the GWB, the GWB could be reduced by more than the withdrawal amount.  The GAWA is also likely to be reduced.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit.

When a withdrawal, plus all–	The GWB is recalculated, equaling the greater of:
prior withdrawals in the current Contract Year, exceeds the greater of the GAWA or RMD, as applicable	●

The GWB prior to the partial withdrawal, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal; Or

	●	Zero.
The GAWA is recalculated as follows:
	●	If the For Life Guarantee is in force, the GAWA prior to the partial withdrawal is reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal.
●

If the For Life Guarantee is not in force, the GAWA is equal to the lesser of:

• The GAWA prior to the partial withdrawal reduced in the same proportion that the Contract Value is reduced by the Excess Withdrawal, Or

• The GWB after the withdrawal.

The Excess Withdrawal is defined to be the lesser of:

●	The total amount of the current partial withdrawal, or
●	The amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, as applicable.

Withdrawals under this GMWB are assumed to be the total amount deducted from the Contract Value, including any withdrawal charges, recapture charges and other charges or adjustments.  Withdrawals may be subject to a recapture charge on any Contract Enhancement.  Withdrawals in excess of free withdrawals may be subject to a withdrawal charge.

Withdrawals under this GMWB are considered the same as any other partial withdrawals for the purposes of calculating any other values under the Contract and any other endorsements (for example, the Contract's death benefit).  All withdrawals count toward the total amount withdrawn in a Contract Year, including systematic withdrawals, RMDs for certain tax-qualified Contracts, withdrawals of asset allocation and advisory fees, and free withdrawals under the Contract.  They are subject to the same restrictions and processing rules as described in the Contract.  They are also treated the same for federal income tax purposes.  For more information about tax-qualified and non-qualified Contracts, please see “TAXES” beginning on page 82 .

If the age of any Covered Life is incorrectly stated at the time of election of the GMWB, on the date the misstatement is discovered, the GWB and the GAWA will be recalculated based on the GAWA percentage applicable at the correct age.  Any future GAWA percentage recalculation will be based on the correct age.  If the age at election of either Covered Life falls outside the allowable age range, the GMWB will be null and void and all GMWB charges will be refunded.

RMD NOTES:  Notice of an RMD is required at the time of your withdrawal request, and there is an administrative form for such notice.  The administrative form allows for one time or systematic withdrawals.  Eligible withdrawals that are specified as RMDs may only be taken based on the value of the Contract to which the endorsement applies, even where the Internal Revenue Code allows for the taking of RMDs for multiple contracts from a single contract.  You, as Owner, are responsible for complying with the Internal Revenue Code's RMD requirements.  We monitor for whether your requested RMD exceeds the standardized calculation for your contract and we will impose the applicable charges, if necessary, which will be reflected in the confirmation of the transaction.  For information regarding the standardized calculation for your contract, please contact our Annuity Service Center.  Our contact information is on the cover page of this prospectus.

Under the Internal Revenue Code, RMDs are calculated and taken on a calendar year basis.  But with this GMWB, the GAWA is based on Contract Years.  Because the intervals for the GAWA and RMDs are different, the For Life Guarantee may be more susceptible to being compromised.  With tax-qualified Contracts, if the sum of your total partial withdrawals in a Contract Year exceed the greatest of the RMD for each of the two calendar years occurring in that Contract Year and the GAWA for that Contract Year, then the GWB and GAWA could be adversely recalculated, as described above.  (If your Contract Year is the same as the calendar year, then the sum of your total partial withdrawals should not exceed the greater of the RMD and the GAWA.)  Below is an example of how this modified limit would apply.

Assume a tax-qualified Contract with a Contract Year that runs from July 1 to June 30, and that there are no withdrawals other than as described.  The GAWA for the 2008 Contract Year (ending June 30) is $10.  The RMDs for calendar years 2007 and 2008 are $14 and $16, respectively.

If the Owner takes $7 in each of the two halves of calendar year 2007 and $8 in each of the two halves of calendar year 2008, then at the time the withdrawal in the first half of calendar year 2008 is taken, the Owner will have withdrawn $15.  Because the sum of the Owner's withdrawals for the 2008 Contract Year is less than the higher RMD for either of the two calendar years occurring in that Contract Year, the GWB and GAWA would not be adversely recalculated.

An exception to this general rule is that with the calendar year in which your RMDs are to begin (generally, when you reach age 70 1/2), however, you may take your RMDs for the current and next calendar years during the same Contract Year, as necessary (see example below).

The following example illustrates this exception. It assumes an individual Owner, born January 1, 1937, of a tax-qualified Contract with a Contract Year that runs from July 1 to June 30.

If the Owner delays taking his first RMD (the 2008 RMD) until March 30, 2008, he may still take the 2008 RMD before the next Contract Year begins, June 30, 2008 without exposing the GWB and GAWA to the possibility of adverse recalculation.  However, if he takes his second RMD (the 2008 RMD) after June 30, 2008, he should wait until the next Contract Year begins (that is after June 30, 2009) to take his third RMD (the 2009 RMD).  Because, except for the calendar year in which RMDs begin, taking two RMDs in a single Contract Year could cause the GWB and GAWA to be adversely recalculated (if the two RMDs exceeded the applicable GAWA for that Contract Year).

Examples that are relevant or specific to tax-qualified Contracts, illustrating this GMWB, in varying circumstances and with specific factual assumptions, are at the end of the prospectus in Appendix D, particularly examples 4, 5, and 7.  Please consult the representative who is helping, or who helped, you purchase your tax-qualified Contract, and your tax adviser, to be sure that this GMWB ultimately suits your needs relative to your RMD.

Withdrawals made under section 72(t) or section 72(q) of the Code are not considered RMDs for purposes of preserving the guarantees under this GMWB.  Such withdrawals that exceed the GAWA will have the same effect as any withdrawal or excess withdrawal as described above and, consistent with that description, may cause a significant negative impact to your benefit.

Guaranteed Withdrawal Balance Adjustment.  If no withdrawals are taken from the Contract on or prior to the GWB Adjustment Date (as defined below), then you will receive a GWB adjustment.

The GWB Adjustment Date is the later of:

●	The Contract Anniversary on or immediately following the youngest Covered Life's 76th birthday, Or
●	The 10th Contract Anniversary following the effective date of this endorsement.

The GWB adjustment is determined as follows:

●	On the effective date of this endorsement, the GWB adjustment is equal to 200% of the GWB, subject to a maximum of $5,000,000.
●

With each subsequent premium received after this GMWB is effective and prior to the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus 200% of the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

●

With each subsequent premium received on or after the first Contract Anniversary following this GMWB's effective date, the GWB adjustment is recalculated to equal the GWB adjustment prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000.  (See Example 3 in Appendix D.)

If no partial withdrawals are taken on or prior to the GWB Adjustment Date, the GWB will be re-set on that date to equal the greater of the current GWB or the GWB adjustment.  No adjustments are made to the Bonus Base or the Benefit Determination Baseline (explained below).  Once the GWB is re-set, this GWB adjustment provision terminates.  In addition, if a withdrawal is taken on or before the GWB Adjustment Date, this GWB adjustment provision terminates without value.  (Please see example 11 in Appendix D for an illustration of this 200% GWB adjustment provision.)

Premiums.

With each subsequent premium payment on the Contract –	The GWB is recalculated, increasing by the amount of the premium net of any applicable premium taxes.
If the premium payment is received after the first withdrawal, the GAWA is also recalculated, increasing by:
	●	The GAWA percentage multiplied by the subsequent premium payment net of any applicable premium taxes; Or
	●	The GAWA percentage multiplied by the increase in the GWB – if the maximum GWB is hit.

We require prior approval for a subsequent premium payment that would result in your Contract having $1 million of premiums in the aggregate.  We also reserve the right to refuse subsequent premium payments.  The GWB can never be more than $5 million.  See Example 3b in Appendix D to see how the GWB is recalculated when the $5 million maximum is hit.

Step-Up.  On each Contract Anniversary following the effective date of this GMWB, if the Contract Value is greater than the GWB, the GWB will be automatically re-set to the Contract Value (a “Step-Up”).

In addition to an increase in the GWB, a Step-Up allows for a potential increase in the GAWA percentage in the event that the Step-Up occurs after the first withdrawal.  The value used to determine whether the GAWA percentage will increase upon Step-Up is called the Benefit Determination Baseline (BDB).  The BDB equals initial premium net of any applicable premium taxes, if this GMWB is elected at issue, or the Contract Value on the Contract Anniversary on which the endorsement is added less the recapture charge that would be assessed on a full withdrawal for any Contract Enhancement, if elected after issue.

Upon Step-Up, if the Contract Value is greater than the BDB and the Step-Up occurs after the first withdrawal, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age.  If an age band is crossed, the GAWA percentage will be increased.  For example, assume the youngest Covered Life was age 73 at the time of the first withdrawal resulting in, according to the table above, a GAWA percentage of 5%.  Also assume that, when the youngest Covered Life is age 76, a Step-Up occurs and the Contract Value is greater than the BDB; in that case, the GAWA percentage will be re-determined based on the youngest Covered Life's attained age of 76, resulting in a new GAWA percentage of 6%.

Upon Step-Up, if the Contract Value is not greater than the BDB, the GAWA percentage remains unchanged regardless of whether an age band has been crossed.

In the event that the Contract Value is greater than the BDB, the BDB is set equal to the Contract Value.  The purpose of this re-set is to increase the BDB that will be used to determine whether the GAWA percentage will increase upon a future Step-Up if an age band is crossed.

Withdrawals do not affect the BDB.  Subsequent premium payments increase the BDB by the amount of the premium net of any applicable premium taxes.  In addition, unlike the GWB, the BDB is not subject to any maximum amount.  Therefore, it is possible for the BDB to be more than $5 million.

With a Step-Up –	The GWB equals the Contract Value (subject to a $5 million maximum).

If the Contract Value is greater than the BDB prior to the Step-Up, then the BDB is set to equal the Contract Value (not subject to any maximum amount); and, if the Step-Up occurs after the first withdrawal, the GAWA percentage is recalculated based on the attained age of the youngest Covered Life.

	●	The GAWA percentage will not be recalculated upon step-ups following Spousal Continuation if the spouse electing Spousal Continuation is not a Covered Life.
For all Contracts to which this GMWB is added, if the Step-Up occurs after the first withdrawal, the GAWA is recalculated, equaling the greater of:
	●	The GAWA percentage multiplied by the new GWB, Or
	●	The GAWA prior to Step-Up.

PLEASE NOTE: Withdrawals from the Contract reduce the GWB and Contract Value but do not affect the BDB.  In the event of withdrawals, the BDB remains unchanged.  Therefore, because the Contract Value must be greater than the BDB prior to Step-Up in order for the GAWA percentage to increase, a GAWA percentage increase may become less likely when continuing withdrawals are made from the Contract.

Upon Step-Up on or after the 5th Contract Anniversary following the effective date of this GMWB, the GMWB charge may be increased, subject to the maximum annual charge of 1.86%.  You will be notified in advance of a GMWB Charge increase and may elect to discontinue the automatic step-ups.  Such election must be received in Good Order prior to the Contract Anniversary.  Please be aware that election to discontinue the automatic step-ups will also discontinue the application of the GWB bonus.  While electing to discontinue the automatic step-ups will prevent an increase in charge, discontinuing step-ups and, therefore, discontinuing application of the GWB bonus also means foregoing possible increases in your GWB and/or GAWA so carefully consider this decision should we notify you of a charge increase.  (Please see the “Bonus” subsection below for more information.)  Also know that you may subsequently elect to reinstate the Step-Up provision together with the GWB bonus provision at the then current GMWB Charge.  All requests will be effective on the Contract Anniversary following receipt of the request in Good Order.

The GWB can never be more than $5 million with a Step-Up.  However, the BDB is not subject to a $5 million maximum; therefore, it is still possible for the GAWA percentage to increase even when the GWB has hit its $5 million maximum because automatic Step-Ups still occur if the Contract Value is greater than the BDB.  For example, assume the GWB and BDB are equal to $5 million prior to a Step-Up.  Also assume that the GAWA percentage is 5% and the GAWA is $250,000.  If, at the time of Step-Up, the Contract Value is $6 million, a Step-Up will occur.  The GWB will remain at its maximum of $5 million but the BDB will be set equal to $6 million.  If an age band has been crossed and the GAWA percentage for the youngest Covered Life’s attained age is 6%, then the GAWA will be equal to $300,000 (6% x $5 million).

Please consult the representative who helped you purchase your Contract to be sure if a Step-Up is right for you and about any increase in charges upon a Step-Up.  Upon Step-Up, the applicable GMWB charge will be reflected in your confirmation.

Owner's Death.  The Contract's death benefit is not affected by this GMWB so long as Contract Value is greater than zero and the Contract is still in the accumulation phase.  Upon the death of the sole Owner of a qualified Contract or the death of either joint Owner of a non-qualified Contract while the Contract is still in force, this GMWB terminates without value.  Please see the information beginning on page 64 regarding the required ownership and beneficiary structure under both qualified and non-qualified Contracts when selecting the Joint For Life GMWB With Bonus and Annual Step-Up benefit.

Contract Value Is Zero.  With this GMWB, in the event the Contract Value is zero, the Owner will receive annual payments of the GAWA until the death of the last surviving Covered Life, so long as the For Life Guarantee is in effect and the Contract is still in the accumulation phase.  If the For Life Guarantee is not in effect, the Owner will receive annual payments of the GAWA until the earlier of the death of the Owner (or the death of any joint Owner) or the date the GWB, if any, is depleted, so long as the Contract is still in the accumulation phase.  The last payment will not exceed the remaining GWB at the time of payment.  If the GAWA percentage has not yet been determined, it will be set at the GAWA percentage corresponding to the youngest Covered Life's attained age at the time the Contract Value falls to zero and the GAWA will be equal to the GAWA percentage multiplied to the GWB.

After each payment when the	The GWB is recalculated, equaling the greater of:
Contract Value is zero –	●	The GWB before the payment less the payment; Or
	●	Zero.
The GAWA:
	●	Is unchanged so long as the For Life Guarantee is in effect; Otherwise
	●	Is recalculated, equaling the lesser of the GAWA before, or the GWB after, the payment.

Payments are made on the periodic basis you elect, but no less frequently than annually.  Upon death of the last surviving Covered Life, all rights under the Contract cease.  No subsequent premium payments will be accepted.  All optional endorsements terminate without value.  And no death benefit is payable.

Spousal Continuation.  In the event of the Owner's (or either joint Owner's) death, the surviving spousal Beneficiary may elect to:

●

Continue the Contract with this GMWB – so long as Contract Value is greater than zero, and the Contract is still in the accumulation phase.  (The date the spousal Beneficiary's election to continue the Contract is in Good Order is called the Continuation Date.)

○

If the surviving spouse is a Covered Life, then the For Life Guarantee remains effective on and after the Continuation Date.
If the surviving spouse is not a Covered Life, the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted.

○

For a surviving spouse who is a Covered Life, continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee.  The For Life Guarantee is not a separate guarantee and only applies if the related GMWB has not terminated.

○

If the surviving spouse is a Covered Life and the GWB adjustment provision is in force on the continuation date then the provision will continue to apply in accordance with the GWB adjustment provision rules above.  The GWB adjustment date will continue to be based on the original effective date of the endorsement or the youngest Covered Life's attained age, as applicable.
If the surviving spouse is not a Covered Life, the GWB adjustment is null and void.

	○	Step-Ups will continue as permitted in accordance with the Step-Up rules above.
	○	Contract Anniversaries will continue to be based on the original Contract's Issue Date.
	○	If the surviving spouse is a Covered Life, the GAWA percentage will continue to be calculated and/or recalculated based on the youngest Covered Life's attained age.
○

If the surviving spouse is not a Covered Life and if the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age on the continuation date.  The GAWA percentage will not change on future Step-Ups.

○

The Latest Income Date is based on the age of the surviving spouse.  Please refer to “Annuitization” subsection below for information regarding the additional Income Options available on the Latest Income Date.

	○	A new joint Owner may not be added in a non-qualified Contract if a surviving spouse continues the Contract.
●

Continue the Contract without this GMWB (GMWB is terminated) if the surviving spouse is not a Covered Life.  Thereafter, no GMWB charge will be assessed.  If the surviving spouse is a Covered Life, the Contract cannot be continued without this GMWB.

●

Add another GMWB to the Contract on any Contract Anniversary after the Continuation Date, subject to the spousal Beneficiary's eligibility, and provided that this GMWB was terminated on the Continuation Date.

For more information about spousal continuation of a Contract, please see “Special Spousal Continuation Option” beginning on page 81 .

Termination.  This GMWB terminates subject to a prorated GMWB Charge assessed for the period since the last monthly charge and all benefits cease on the earliest of:

●	The Income Date;
●	The date of complete withdrawal of Contract Value (full surrender of the Contract);
In surrendering your Contract, you will receive the Contract Value less any applicable charges and adjustments and not the GWB or the GAWA you would have received under this GMWB.
●

The date of death of the Owner (or either joint Owner), unless the Beneficiary who is the Owner's spouse elects to continue the Contract with the GMWB (continuing the Contract with this GMWB is necessary to be able to fully realize the benefit of the For Life Guarantee if the surviving spouse is a Covered Life);

●	The Continuation Date on a Contract if the spousal Beneficiary, who is not a Covered Life, elects to continue the Contract without the GMWB; or
●	The date all obligations under this GMWB are satisfied after the Contract has been terminated.

Annuitization.

Joint Life Income of GAWA.  On the Latest Income Date if the For Life Guarantee is in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  This income option provides payments in a fixed dollar amount for the lifetime of last surviving Covered Life.  The total annual amount payable will equal the GAWA in effect at the time of election of this option.  This annualized amount will be paid in the frequency (no less frequently than annually) that the Owner selects.  No further annuity payments are payable after the death of the last surviving Covered Life, and there is no provision for a death benefit payable to the Beneficiary.  Therefore, it is possible for only one annuity payment to be made under this Income Option if both Covered Lives die before the due date of the second payment.

If the GAWA percentage has not yet been determined, the GAWA percentage will be based on the youngest Covered Life's attained age at the time of election of this option.  The GAWA percentage will not change after election of this option.

Specified Period Income of the GAWA.  On the Latest Income Date if the For Life Guarantee is not in effect, the Owner may choose this income option instead of one of the other income options listed in the Contract.  (This income option only applies if the GMWB has been continued by the spousal Beneficiary and the spousal Beneficiary is not a Covered Life in which case the spouse becomes the Owner of the Contract and the Latest Income Date is based on the age of the spouse.)

This income option provides payments in a fixed dollar amount for a specific number of years.  The actual number of years that payments will be made is determined on the calculation date by dividing the GWB by the GAWA.  Upon each payment, the GWB will be reduced by the payment amount.  The total annual amount payable will equal the GAWA but will never exceed the current GWB.  This annualized amount will be paid over the specific number of years in the frequency (no less frequently than annually) that the Owner selects.  If the Owner should die before the payments have been completed, the remaining payments will be made to the Beneficiary, as scheduled.

The “Specified Period Income of the GAWA” income option may not be available if the Contract is issued to qualify under Sections 401, 403, 408 or 457 of the Internal Revenue Code.  For such Contracts, this income option will only be available if the guaranteed period is less than the life expectancy of the spouse at the time the option becomes effective.

See “Guaranteed Minimum Withdrawal Benefit General Considerations” and “Guaranteed Minimum Withdrawal Benefit Important Special Considerations” beginning on page 38 for additional things to consider before electing a GMWB; when electing to annuitize your Contract after having purchased a GMWB; or when the Latest Income Date is approaching and you are thinking about electing or have elected a GMWB.

Effect of GMWB on Tax Deferral.  This GMWB may not be appropriate for Owners who have as a primary objective taking maximum advantage of the tax deferral that is available to them under an annuity contract to accumulate assets.  Please consult your tax and financial advisors before adding this GMWB to a Contract.

Bonus.  The primary purpose of the bonus is to act as an incentive for you to defer taking withdrawals.  A bonus equal to 6% of the Bonus Base (defined below) will be applied to the GWB at the end of each Contract Year within the Bonus Period (also defined below) if no withdrawals are taken during that Contract Year.  The bonus enables the GWB and GAWA to increase in a given Contract Year (even during a down market relative to your Contract Value allocated to the Investment Divisions).  The increase, however, may not equal the amount that your Contract Value has declined.  This description of the bonus feature is supplemented by the examples in Appendix D, particularly example 8.  The box below has more information about the bonus, including:

●	How the bonus is calculated;
●	What happens to the Bonus Base (and bonus) with a withdrawal, premium payment, and any Step-Up;
●	For how long the bonus is available; and
●	When and what happens when the bonus is applied to the GWB.

The bonus equals 6% of the Bonus Base, which is an amount that may vary after this GMWB is added to the Contract, as described immediately below.
●	When this GMWB is added to the Contract, the Bonus Base equals the GWB.
●

With a withdrawal, if that withdrawal, and all prior withdrawals in the current Contract Year, exceeds the greater of the GAWA and the RMD, as applicable, then the Bonus Base is set to the lesser of the GWB after, and the Bonus Base before, the withdrawal.  Otherwise, there is no adjustment to the Bonus Base with withdrawals.

○ All withdrawals count, including: systematic withdrawals; RMDs for certain tax-qualified Contracts; withdrawals of asset allocation and advisory fees; and free withdrawals under the Contract.
○ A withdrawal in a Contract Year during the Bonus Period (defined below) precludes a bonus for that Contract Year.
●	With a premium payment, the Bonus Base increases by the amount of the premium payment net of any applicable premium taxes.
●	With any Step-Up (if the GWB increases upon step-up), the Bonus Base is set to the greater of the GWB after, and the Bonus Base before, the Step-Up.
The Bonus Base can never be more than $5 million.

The bonus is applied at the end of each Contract Year during the Bonus Period, if there have been no withdrawals during that Contract Year.  Conversely, any withdrawal, including but not limited to systematic withdrawals and required minimum distributions, taken in a Contract Year during the Bonus Period causes the bonus not to be applied.
When the bonus is applied:

●	The GWB is recalculated, increasing by 6% of the Bonus Base.
●	If the Bonus is applied after the first withdrawal (in a prior year), the GAWA is then recalculated, equaling the greater of the GAWA percentage multiplied by the new GWB or the GAWA before the bonus.
Applying the bonus to the GWB does not affect the Bonus Base, GWB adjustment or BDB.

The Bonus is only available during the Bonus Period.  The Bonus Period begins on the effective date of this GMWB endorsement.  In addition, the Bonus Period will re-start at the time the Bonus Base increases due to a Step-Up so long as the Step-Up occurs on or before the Contract Anniversary immediately following the youngest Covered Life's 80th birthday.  (See example below.)
The Bonus Period ends on the earlier of:

●	The tenth Contract Anniversary following (1) the effective date of the endorsement or (2) the most recent increase to the Bonus Base due to a Step-Up, if later; or
●	The date the Contract Value is zero.

The Bonus Base will continue to be calculated even after the Bonus Period expires.  Therefore, it is possible for the Bonus Period to expire and then re-start on a later Contract Anniversary if the Bonus Base increases due to a Step-Up.

The purpose of the re-start provision is to extend the period of time over which the Owner is eligible to receive a bonus.  For example, assume this GMWB was added to a Contract on December 1, 2008.  At that time, the bonus period is scheduled to expire on December 1, 2018 (which is the tenth Contract Anniversary following the effective date of the endorsement).  If a Step-Up increasing the Bonus Base occurs on the third Contract Anniversary following the effective date of the endorsement (December 1, 2011), and the youngest Covered Life is younger than age 80, the Bonus Period will re-start and will be scheduled to expire on December 1, 2021.  Further, assuming that the next Bonus Base increase due to a Step-Up does not occur until December 1, 2023 (which is two years after the Bonus Period in this example expired) and that the youngest Covered Life is still younger than age 80 at that time, the Bonus Period would re-start on December 1, 2023, and would be scheduled to expire on December 1, 2033.  (Please also see Examples 6 and 7 in Appendix D for more information regarding the re-start provision.)

Spousal continuation of a Contract with this GMWB does not affect the Bonus Period; Contract Anniversaries are based on the Contract's Issue Date.

Systematic Withdrawal Program.  You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase.  You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings.  Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis.  If you have arranged for systematic withdrawals, schedule any planned Step-Up under a GMWB to occur prior to the withdrawal.  Example 7 in Appendix D illustrates the consequences of a withdrawal preceding a Step-Up.  There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive.  You may also be subject to a withdrawal charge.

Suspension of Withdrawals or Transfers.  We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

●	the New York Stock Exchange is closed (other than customary weekend and holiday closings);
●	under applicable SEC rules, trading on the New York Stock Exchange is restricted;
●	under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or
●	the SEC, by order, may permit for the protection of Contract Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for up to six months or the period permitted by law.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us.  The Income Date, which is the day those payments begin, cannot be sooner than 13 months from the Issue Date.  Once income payments begin, the Contract cannot be returned to the accumulation phase.  You can choose the Income Date and an income option.  All of the Contract Value must be annuitized.  The income options are described below.

If you do not choose an income option, we will assume that you selected option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date may only be to a later date.  You must give us written notice at least seven days before the scheduled Income Date.  Income payments must begin by the Contract Anniversary on or next following your 95th birthday under a non-qualified Contract, or by such earlier date as required by the applicable qualified plan, law or regulation.  Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law).  Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire.  You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities.  Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed payments or variable payments based on the Investment Divisions.  Unless you tell us otherwise, your income payments will be based on the fixed and variable options that were in place on the Income Date.

You can choose to have income payments made monthly, quarterly, semi-annually or annually.  Or you can choose a single lump sum payment.  If you have less than $5,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income.  Likewise, if your first income payment would be less than $50, we may set the frequency of payments so that the first payment would be at least $50.

Variable Income Payments.  If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

●	the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;
●	the amount of any applicable premium taxes deducted from your Contract Value on the Income Date;
●	which income option you select; and
●

the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including the age and gender of the Annuitant if you select an income option with a life contingency and an assumed investment rate of 2.50%.

If the actual net investment rate experienced by an Investment Division exceeds the assumed net investment rate, variable annuity payments will increase over time.  Conversely, if the actual net investment rate is less than the assumed net investment rate, variable annuity payments will decrease over time.  If the actual net investment rate equals the assumed net investment rate, the variable annuity payments will remain constant.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select.  If that performance (measured by changes in the value of Annuity Units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease.  Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

Income Options.  The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant).

Option 1 - Life Income.  This income option provides monthly payments for your life.  No further payments are payable after your death.

Option 2 - Joint and Survivor.  This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.  Upon the death of either person, the monthly payments will continue during the lifetime of the survivor.  No further payments are payable after the death of the survivor.

Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments.  This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period.  If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Option 4 - Income for a Specified Period.  This income option provides monthly payments for any number of years from 5 to 30.  If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

DEATH BENEFIT

The Contract has a death benefit, namely the basic death benefit, which is payable during the accumulation phase.  Instead you may choose an optional death benefit for an additional charge.  As opposed to the LifeGuard Freedom 6 DB optional death benefit, which may be selected after the Contract has been issued but only in conjunction with the purchase of the LifeGuard Freedom 6 GMWB, the optional Highest Anniversary Value Death Benefit is only available upon application.  In addition, once an optional death benefit is chosen, it cannot be canceled.

The effects of any GMWB on the amount payable to your beneficiaries upon your death should be considered in selecting the death benefits in combination with a GMWB.  Except as provided in certain of the GMWB endorsements, no death benefit will be paid upon your death in the event the Contract Value falls to zero.

The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes, but is not limited to, due proof of death and a completed claim form from the Beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary).  Payment will include interest to the extent required by law.  The death benefit paid will be the basic death benefit unless you have selected an optional death benefit endorsement.  If you have a guaranteed minimum death benefit, the amount by which the guaranteed minimum death benefit exceeds the account value will be put into your account as of the date we receive all required documentation from the Beneficiary of record and will be allocated among the Investment Divisions and Fixed Account according to the current allocation instructions on file for your account as of that date.  Each Beneficiary will receive their portion of the remaining value, subject to market fluctuations, when their option election form is received at our Home Office in Lansing, Michigan.

Basic Death Benefit.  If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive a death benefit.  If you have a joint Owner, the death benefit will be paid when the first joint Owner dies.  The surviving joint Owner will be treated as the Beneficiary.  Any other Beneficiary designated will be treated as a contingent Beneficiary.  Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

The death benefit equals the greater of:

●	your Contract Value on the date we receive all required documentation from your Beneficiary; or
●

the total premiums you have paid since your Contract was issued reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal.

Optional Death Benefits.  Optional death benefits are available, which are designed to protect your Contract Value from potentially poor investment performance and the impact that poor investment performance could have on the amount of the basic death benefit.  Because there is an additional annual charge for each of these optional death benefits, and because you cannot change your selection, please be sure that you have read about and understand the Contract's basic death benefit before selecting an optional death benefit.

The Highest Anniversary Value Death Benefit is available if you are 79 years of age or younger on the Contract's Issue Date.  The LifeGuard Freedom 6 DB is only available in conjunction with the purchase of the LifeGuard Freedom 6 GMWB and only if the Owner is 75 years of age or younger on the date the endorsement is added to the Contract.  The older you are at the time of selection, the less advantageous it would be for you to select an optional death benefit.  These optional death benefits are subject to our administrative rules to assure appropriate use, which administrative rules may be changed, as necessary.

For purposes of these optional death benefits, “Net Premiums” are defined as your premium payments net of premium taxes, reduced by any withdrawals (including applicable charges and deductions) at the time of the withdrawal in the same proportion that the Contract Value was reduced on the date of the withdrawal.  Accordingly, if a withdrawal were to reduce the Contract Value by 50%, for example, Net Premiums would also be reduced by 50%.

Following are the calculations for the optional death benefits:

Highest Anniversary Value Death Benefit changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	your Contract Value as of the end of the business day on which we receive all required documentation from your Beneficiary; or
(b)	total Net Premiums since your Contract was issued; or
(c)

your greatest Contract Value on any Contract Anniversary prior to your 81st birthday, minus any withdrawals (including any applicable withdrawal charges and adjustments), plus any premiums paid (net of any applicable premium taxes) subsequent to that Contract Anniversary.

Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Latest Income Date, then this optional death benefit endorsement terminates and no death benefit is payable.  However, if the Income Date is on the Latest Income Date, then the death benefit amount is equal to the excess, if any, of (a) minus (b) where:

(a) = the greatest Contract Value on any Contract Anniversary prior to the Owner's 81st birthday, minus any withdrawals (including any applicable withdrawal charges and adjustments), plus any premiums paid (net of any applicable premium taxes) subsequent to that Contract Anniversary, determined at the end of the business day on the Income Date; and

(b) = the Contract Value determined at the end of the business day on the Income Date.

If there is a death benefit amount on or after the Income Date, it will be payable to the Beneficiary when due proof of the Owner’s death is received by the Company in Good Order.  If the Owner is not deceased as of the date that the final annuity payment under the elected income option is due, the death benefit amount will be payable in a lump sum to the Owner along with the final annuity payment.

LifeGuard Freedom 6 DB, changes your basic death benefit during the accumulation phase of your Contract to the greatest of:

(a)	The Contract's Basic Death Benefit (see the description above); or
(b)	The GMWB Death Benefit

The LifeGuard Freedom 6 DB is only available in conjunction with the purchase of the LifeGuard Freedom 6 GMWB and only if the Owner is 75 years of age or younger on the date the endorsement is added to the Contract.  At election, the GMWB Death Benefit equals the LifeGuard Freedom 6 GMWB Guaranteed Withdrawal Balance (GWB).  If you select the LifeGuard Freedom 6 GMWB when you purchase your Contract, the GWB is generally your initial premium payment, net of any applicable premium taxes and adjusted for any subsequent premium payments and withdrawals.  If the LifeGuard Freedom 6 GMWB is elected after the issue date, the GWB is generally your Contract Value less any recapture charges that would be paid were you to make a full withdrawal on the date the endorsement is added, adjusted for any subsequent premium payments and withdrawals.  Election after issue of LifeGuard Freedom 6 DB is only permitted if another optional death benefit endorsement has not been elected.

At the time of a partial withdrawal, if the partial withdrawal plus all prior partial withdrawals made in the current Contract Year is less than or equal to the greater of (1) the LifeGuard Freedom 6 GMWB Guaranteed Annual Withdrawal Amount (GAWA) or (2) the required minimum distribution (RMD) under the Internal Revenue Code (for certain tax-qualified Contracts), the GMWB Death Benefit will be unchanged.  If a partial withdrawal plus all prior partial withdrawals made in the current Contract Year exceeds the greater of the GAWA or the RMD, the excess withdrawal is defined to be the lesser of (1) the amount of the partial withdrawal or (2) the amount by which the cumulative partial withdrawals for the current Contract Year exceeds the greater of the GAWA or the RMD, and the GMWB Death Benefit is reduced in the same proportion as the Contract Value is reduced for the excess withdrawal.  Therefore, please note that withdrawing more than the greater of the GAWA or RMD, as applicable, in a Contract Year may have a significantly negative impact on the value of this benefit and may lead to its premature termination.

With each subsequent premium received after this endorsement is effective, the GMWB Death Benefit is recalculated to equal the GMWB Death Benefit prior to the premium payment plus the amount of the premium payment, net of any applicable premium taxes, subject to a maximum of $5,000,000.00.

In addition, on the 7th Contract Anniversary following the effective date of the endorsement, the GMWB Death Benefit will automatically step up to the Contract Value if the Contract Value is greater than the GMWB Death Benefit.

The GMWB Death Benefit is not adjusted upon step-up of the LifeGuard Freedom 6 GMWB GWB, the application of the GWB adjustment or the application of any bonus.  The GMWB Death Benefit will terminate on the date the Contract Value equals zero.

For more information about how the LifeGuard Freedom 6 GMWB works, including how the GWB and GAWA are calculated, please see “For Life GMWB With Bonus and Annual Step-Up” beginning on page 54 .

Unlike the basic death benefit, this optional death benefit may provide value on or after the Income Date, which is the date on which you begin receiving annuity payments.  If the Income Date is before the Latest Income Date, then this optional death benefit endorsement terminates and no death benefit is payable.  However, if the Income Date is on the Latest Income Date and one of the following income options is elected, then the corresponding death benefit is payable:

●
Life Income of the GAWA.  If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner's death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.

●

Specified Period Income of the GAWA.  If this income option is elected, the death benefit payable to the Beneficiary when due proof of the Owner's death is received by the Company in Good Order is equal to the GMWB Death Benefit as of the Income Date.
If, under this income option, the Owner is not deceased as of the date that the final payment of the remaining GWB is due, the death benefit will be payable in a lump sum to the Owner along with the remaining GWB.

●

Life Income.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant's death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:
(a) = the GMWB Death Benefit on the Income Date; and
(b) = the Contract Value on the Income Date.

●

Joint and Survivor.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the survivor's death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:
(a) = the GMWB Death Benefit on the Income Date; and
(b) = the Contract Value on the Income Date.

●

Life Annuity With at Least 120 Monthly Payments.  If this income option is elected and the Owner is the Annuitant or is a non-natural person, the death benefit payable to the Beneficiary when due proof of the Annuitant's death is received by the Company in Good Order is equal to the excess, if any, of (a) minus (b) where:
(a) = the GMWB Death Benefit on the Income Date; and
(b) = the Contract Value on the Income Date.

Payout Options.  The Contract's death benefit is payable pursuant to one of the following payout options:

●	single lump sum payment; or
●	payment of entire death benefit within 5 years of the date of death; or
●

payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary.  Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time.  The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death.  If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days.  If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name.  For more information, please see “Special Spousal Continuation Option” beginning on page 81 .

Pre-Selected Payout Options.  As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date.  However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary.  If this Pre-selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract.  This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code.  If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death.

Special Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option, no death benefit will be paid at that time.  Moreover, we will contribute to the Contract a Continuation Adjustment, which is the amount by which the death benefit that would have been payable exceeds the Contract Value.  We calculate this amount using the Contract Value and death benefit as of the date we receive completed forms and due proof of death from the Beneficiary of record and the spousal Beneficiary's written request to continue the Contract (the “Continuation Date”).  We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse.

If your spouse continues the Contract in his/her own name under the Special Spousal Continuation Option, the new Contract Value will be considered the initial premium for purposes of determining any future death benefit under the Contract.  The age of the surviving spouse at the time of the continuation of the Contract will be used to determine all benefits under the Contract prospectively, so the death benefit may be at a different level.

If your spouse elects to continue the Contract, your spouse, as new Owner, cannot terminate most of the optional benefits you elected.  A GMWB will terminate upon your death (and no further GMWB charges will be deducted), unless your spouse is eligible for the benefit and elects to continue it with the Contract.  For more information, please see the respective GMWB subsections in this prospectus.

The Special Spousal Continuation Option is available to elect one time on the Contract.  However, if you have elected the Pre-Selected Death Benefit Option the Contract cannot be continued under the Special Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code.

Death of Owner On or After the Income Date.  If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death.  If you die, the Beneficiary becomes the Owner.  If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary.  Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.  A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant.  If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules.  If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant.  However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected.  Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

TAXES

The following is only general information and is not intended as tax advice to any individual.  Additional tax information is included in the SAI.  You should consult your own tax adviser as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts.  If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract.  Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral.  You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified Contract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts – General Taxation.  Increases in the value of a non-qualified Contract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal, including withdrawals under any GMWB you may elect, or an income payment) is made from the Contract.  This tax deferral is generally not available under a non-qualified Contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person).  Loans based on a non-qualified Contract are treated as distributions.

Non-Qualified Contracts – Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract.  Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts – Withdrawals and Income Payments.  Any withdrawal from a non-qualified Contract, including withdrawals under any GMWB you may elect, is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract.  In contrast, a part of each income payment under a non-qualified Contract is generally treated as a non-taxable return of premium.  The balance of each income payment is taxable as ordinary income.  The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made.  Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income.  Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified Contract.  This penalty tax will not apply to any amounts:

●	paid on or after the date you reach age 59 1/2;
●	paid to your Beneficiary after you die;
●	paid if you become totally disabled (as that term is defined in the Code);
●

paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

●	paid under an immediate annuity; or
●	which come from premiums made prior to August 14, 1982.

Non-Qualified Contracts – Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner's death.

The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death.  The Owner's “designated beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death.  However, if the Owner's “designated beneficiary” is the surviving spouse of the Owner, the contract may be continued with the surviving spouse as the new Owner.

Tax-Qualified Contracts – Withdrawals and Income Payments.  The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts.  The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract.  These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI.  Any withdrawals under a tax-qualified Contract, including withdrawals under any GMWB you may elect, will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals – Tax-Sheltered Annuities.  The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities.  Withdrawals can only be made when an Owner:

●	reaches age 59 1/2;
●	leaves his/her job;
●	dies;
●	becomes disabled (as that term is defined in the Code); or
●	experiences hardship. However, in the case of hardship, the Owner can only withdraw the premium and not any earnings.

Withdrawals – Roth IRAs.  Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity.  Qualified distributions from Roth IRA annuities are entirely federal income tax free.  A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals – Investment Adviser Fees.  Withdrawals from non-qualified Contracts for the payment of investment adviser fees will be considered taxable distributions from the Contract.  In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified Contract need not be considered a distribution for income tax purposes.  Under the facts in these Rulings:

●	there was a written agreement providing for payments of the fees solely from the annuity Contract,
●	the Contract Owner had no liability for the fees, and
●	the fees were paid solely from the annuity Contract to the adviser.

Extension of Latest Income Date.  If you do not annuitize your non-qualified Contract on or before the latest Income Date, it is possible that the IRS could challenge the status of your Contract as an annuity Contract for tax purposes.  The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the Contract Value each year from the inception of the Contract or the entire increase in the Contract Value would be taxable in the year of your Latest Income Date.  In either situation, you could realize taxable income even if the Contract proceeds are not distributed to you at that time.  Accordingly, before purchasing a Contract, you should consult your tax advisor with respect to these issues.

Death Benefits.  None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits.  The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments.  Estate or gift taxes may also apply.

IRS Approval.  The Contract and all death benefit riders attached thereto have been approved by the IRS for use as an Individual Retirement Annuity prototype.

Assignment.  An assignment of your Contract will generally be a taxable event.  Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended.  These limits are summarized in the SAI.  You should consult your tax adviser prior to making any assignment of your Contract.

Diversification.  The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract.  We believe that the underlying investments are being managed so as to comply with these requirements.  A fuller discussion of the diversification requirements is contained in the SAI.

Owner Control.  In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets.  Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the contract owner and Jackson of NY regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects.  The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract offers 92 Investment Divisions and at least one Fixed Account Option, although a Contract Owner's Contract Value can be allocated to no more than 18 fixed and variable options at any one time.  The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner will be permitted to make up to 15 transfers in any one year without a charge.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.  Jackson of NY does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract.  At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance.  We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld.  Some states have enacted similar rules.  Different rules may apply to payments delivered outside the United States.

Eligible rollover distributions from a Contract issued under certain types of  tax-qualified plans  will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments.  Distributions which may not be rolled over are those which are:

(a)
one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee's beneficiary, or (c) for a specified period of ten years or more;

(b)	a required minimum distribution;
(c)	a hardship withdrawal; or
(d)	the non-taxable portion of a distribution.

JACKSON OF NY TAXATION

We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below.  While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract.  We will periodically review the issue of charging for these taxes and may impose a charge in the future.  (We do impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, but the “Federal (DAC) Tax Charge” merely compensates us for the required deferral of acquisition cost and does not constitute company income taxes.)

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law.  These benefits reduce our overall corporate income tax liability.  Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material.  We do not pass these benefits through to the separate accounts, principally because:  (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) while we impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, we do not currently include company income taxes in the charges owners pay under the products.

OTHER INFORMATION

Dollar Cost Averaging.  If the amount allocated to the Investment Divisions plus the amount allocated to the Fixed Account is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions from the one-year Fixed Account Option or any of the Investment Divisions.  If the one-year Fixed Account Option is not available or otherwise restricted, dollar cost averaging will be exclusively from the Investment Divisions.  In the case of transfers from the one-year Fixed Account Option or Investment Divisions with a stable unit value to the Investment Divisions, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase.  Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets.  There is no charge for Dollar Cost Averaging.

Dollar Cost Averaging Plus (DCA+).  The DCA+ Fixed Account Option is a “source account” designed for dollar cost averaging transfers to Investment Divisions.  The DCA+ Fixed Account Option is credited with an enhanced interest rate.  If a DCA+ Fixed Account Option is selected, monies in the DCA+ Fixed Account Option will be systematically transferred to the Investment Divisions chosen over the DCA+ term selected.  There is no charge for DCA+.    You should consult your Jackson of NY representative with respect to the current availability of DCA+.

Earnings Sweep.  You can choose to move your earnings from the source accounts (only applicable from the one-year Fixed Account Option, if currently available, and the Money Market Investment Division).  There is no charge for Earnings Sweep.

Rebalancing.  You can arrange to have us automatically reallocate your Contract Value among Investment Divisions and the one-year Fixed Account Option (if currently available) periodically to maintain your selected allocation percentages.  Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions.  There is no charge for Rebalancing.

You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods you use to change your allocation instructions.

Free Look. You may return your Contract to the selling agent or us within twenty days after receiving it.  We will return

●	the Contract Value in the Investment Divisions, plus
●	any fees and expenses deducted from the premium prior to allocation to the Investment Divisions, plus
●	the full amount of premium you allocated to the Fixed Account (minus any withdrawals), minus
●	any withdrawals from the Fixed Account and applicable Contract Enhancement recapture charge.

We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract or the date you return it to the selling agent.  We will return premium payments where required by law.

Advertising.  From time to time, we may advertise several types of performance of the Investment Divisions.

●	Total return is the overall change in the value of an investment in an Investment Division over a given period of time.
●	Standardized average annual total return is calculated in accordance with SEC guidelines.
●

Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return.  For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

●	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period.  Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of the annual contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features.  The deduction of withdrawal charges and/or the charges for optional features would reduce the percentage increase or make greater any percentage decrease.

Restrictions Under the Texas Optional Retirement Program (ORP).  Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code.  In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education.  The restrictions on withdrawal do not apply in the event a participant in ORP transfers the Contract Value to another approved contract or vendor during the period of ORP participation.  These requirements will apply to any other jurisdiction with comparable requirements.

Modification of Your Contract.  Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract.  Any change or waiver must be in writing.  We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Legal Proceedings. There are no material legal proceedings, other than the ordinary routine litigation incidental to the business to which Jackson of NY is a party.

Jackson, Jackson of NY's parent, is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale or administration of insurance products. These matters are sometimes referred to as market conduct litigation. The market conduct litigation currently pending against Jackson asserts various theories of liability and purports to be filed on behalf of individuals or differing classes of persons in the United States who purchased either life insurance or annuity products from Jackson during periods ranging from 1981 to present.  Jackson has retained national and local counsel experienced in the handling of such litigation. To date, such litigation has either been resolved by Jackson on a non-material basis, or is being vigorously defended.  Jackson accrues for legal contingencies once the contingency is deemed to be probable and estimable.  Please see the Jackson National Life Insurance Company and Subsidiaries Consolidated Financial Statements for the year ending December 31, 2008, for information concerning such amounts that have been accrued.  At this time, it is not feasible to make a meaningful estimate of the amount or range of any additional losses that could result from an unfavorable outcome in such actions.

PRIVACY POLICY

Collection of Nonpublic Personal Information.  We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

●	Information we receive from you on applications or other forms;
●	Information about your transactions with us;
●	Information we receive from a consumer reporting agency;
●	Information we obtain from others in the process of verifying information you provide us; and
●	Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic Personal Information.  We will not disclose our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, except as permitted by law.  To the extent permitted by law, we may disclose to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request.  We do not sell information to either affiliated or non-affiliated parties.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract Owner communications.  Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested.  These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of premium, accelerated death benefits, terminal illness benefits or death benefits.

You should know that your representative is independent of Jackson.  He or she is responsible for the use and security of information you provide him or her.  Please contact your representative if you have any questions about his or her privacy policy.

Security to Protect the Confidentiality of Nonpublic Personal Information.  We have security practices and procedures in place to prevent unauthorized access to your nonpublic personal information.  Our practices of safeguarding your information help protect against the criminal use of the information.  Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products or services to you.  We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to guard your nonpublic personal information.

TABLE OF CONTENTS OF
THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	2
Services	6
Purchase of Securities Being Offered	7
Underwriters	7
Calculation of Performance	7
Additional Tax Information	9
Annuity Provisions	19
Net Investment Factor	19

APPENDIX A

TRADEMARKS, SERVICE MARKS, AND RELATED DISCLOSURES

“JNL®,” “Jackson National®”, “JacksonSM” and “Jackson of NYSM” are trademarks or service marks of Jackson National Life Insurance Company.

“Dow Jones,” “Dow Jones Industrial AverageSM,” “Dow Jones Select Dividend IndexSM,” “DJIASM,” “The DowSM” and “the Dow 10SM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”).  Dow Jones has no relationship to the annuity and Jackson, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the following funds:

JNL/Mellon Capital Management DowSM 10 Fund;
JNL/Mellon Capital Management DowSM Dividend Fund;
JNL/Mellon Capital Management JNL 5 Fund;
JNL/Mellon Capital Management VIP Fund;
JNL/Mellon Capital Management JNL Optimized 5 Fund;
JNL/Mellon Capital Management Communications Sector Fund;
JNL/Mellon Capital Management Consumer Brands Sector Fund;
JNL/Mellon Capital Management Financial Sector Fund;
JNL/Mellon Capital Management Healthcare Sector Fund;
JNL/Mellon Capital Management Oil & Gas Sector Fund; and
JNL/Mellon Capital Management Technology Sector Fund.

Dow Jones does not:
●
Sponsor, endorse, sell or promote the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

●

Recommend that any person invest in the JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund or any other securities.

●

Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

●

Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund.

●

Consider the needs of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund or the owners of the JNL/Mellon Capital Management Dow SM 10 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund in determining, composing or calculating the DJIA or have any obligation to do so.

Dow Jones will not have any liability in connection with the JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, or the JNL/Mellon Capital Management Technology Sector Fund. Specifically,

●	Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:
●

The results to be obtained by the JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund, the owners of the JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund or any other person in connection with the use of the DJIA and the data included in the DJIA;

	●	The accuracy or completeness of the DJIA and its data;
	●	The merchantability and the fitness for a particular purpose or use of the DJIA and its data;
	●	Dow Jones will have no liability for any errors, omissions or interruptions in the DJIA or its data;
	●	Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

The licensing agreement between Jackson National Life Insurance Company® and Dow Jones is solely for their benefit and not for the benefit of the owners of the JNL/Mellon Capital Management DowSM 10 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management DowSM Dividend Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, the JNL/Mellon Capital Management Communications Sector Fund, the JNL/Mellon Capital Management Consumer Brands Sector Fund, the JNL/Mellon Capital Management Financial Sector Fund, the JNL/Mellon Capital Management Healthcare Sector Fund, the JNL/Mellon Capital Management Oil & Gas Sector Fund, and the JNL/Mellon Capital Management Technology Sector Fund or any other third parties.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations).  The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s).  The Corporations make no representation or warranty, express or implied to the Owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance.  The Corporations’ only relationship to Jackson (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index® and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s).  Nasdaq has no obligation to take the needs of the Licensee or the Owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®.  The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 index® or any data included therein.  The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, Owners of the product(s) or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein.  The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein.  Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect or consequential damages, even if notified of the possibility of such damages.

“The Nasdaq-100®,” “Nasdaq-100 Index®,” “Nasdaq Stock Market®” and “Nasdaq®” are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the “Corporations”) and have been licensed for use by Jackson.  The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Management Nasdaq®25 Fund, the JNL/Mellon Capital Management JNL Optimized 5 Fund, or the JNL/Mellon Capital Management VIP Fund.  The JNL/Mellon Capital Management Nasdaq® 25 Fund, the JNL/Mellon Capital Management VIP Fund and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations.  THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL MANAGEMENT NASDAQ® 25 FUND, THE JNL/MELLON CAPITAL MANAGEMENT VIP FUND AND THE JNL/MELLON CAPITAL MANAGEMENT JNL OPTIMIZED 5 FUND.

“NYSE®” is a registered mark of, and “NYSE International 100 IndexSM” is a service mark of, the New York Stock Exchange, Inc. (“NYSE”) and have been licensed for use for certain purposes by Jackson National Asset Management, LLC.  The JNL/Mellon Capital Management NYSE® International 25 Fund is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management NYSE® International 25 Fund.

“NYSE International 100 IndexSM” is a service mark of NYSE Group, Inc.  NYSE Group, Inc. has no relationship to Jackson National Asset Management, LLC, other than the licensing of the “NYSE International 100 IndexSM” (the “Index”) and its service marks for use in connection with the JNL/Mellon Capital Management NYSE® International 25 Fund.

NYSE Group, Inc. does not:

• Sponsor, endorse, sell or promote the JNL/Mellon Capital Management NYSE® International 25 Fund.
• Recommend that any person invest in the JNL/Mellon Capital Management NYSE® International 25 Fund or any other securities.
• Have any responsibility or liability for or make any decisions about the timing, amount or pricing of JNL/Mellon Capital Management NYSE® International 25 Fund.
• Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital Management NYSE® International 25 Fund.
• Consider the needs of the JNL/Mellon Capital Management NYSE® International 25 Fund or the owners of the JNL/Mellon Capital Management NYSE® International 25 Fund in determining, composing or calculating the NYSE International 100 IndexSM or have any obligation to do so.

NYSE Group, Inc. and its affiliates will not have any liability in connection with the JNL/Mellon Capital Management NYSE® International 25 Fund.  Specifically,

• NYSE Group, Inc. and its affiliates make no warranty, express or implied, and NYSE Group, Inc. and its affiliates disclaim any warranty about:
• The results to be obtained by the JNL/Mellon Capital Management NYSE® International 25 Fund, the owner of the JNL/Mellon Capital Management NYSE® International 25 Fund or any other person in connection with the use of the Index and the data included in the NYSE International 100 IndexSM;
• The accuracy or completeness of the Index and its data;
• The merchantability and the fitness for a particular purpose or use of the Index and its data;
• NYSE Group, Inc. will have no liability for any errors, omissions or interruptions in the Index or its data;
• Under no circumstances will NYSE Group, Inc. or any of its affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE Group, Inc. knows that they might occur.

The licensing agreement between Jackson National Asset Management, LLC and NYSE Group, Inc. is solely for their benefit and not for the benefit of the owners of the JNL/Mellon Capital Management NYSE® International 25 Fund or any other third parties.

Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes.  Russell is a trademark of Russell Investment Group.

JNL/Mellon Capital Management Small Cap Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Russell Investment Group (“Russell”).  Russell is not responsible for and has not reviewed JNL/Mellon Capital Management Small Cap Index Fund nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.

Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Indexes.  Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating any of the Russell Indexes.

Russell’s publication of the Russell Indexes in no way suggests or implies an opinion by Russell as to the attractiveness or appropriateness of investment in any or all securities upon which the Russell Indexes are based.  RUSSELL MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE RUSSELL INDEXES.  RUSSELL MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES.  RUSSELL MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RUSSELL INDEX(ES) OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500,” “S&P MidCap 400 Index,” “S&P 500/Citigroup Value Index,” “S&P MidCap 400/Citigroup Value Index,” and the “S&P SmallCap 600 Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson.  The JNL/Mellon Capital Management S&P 500 Index Fund, the JNL/Mellon Capital Management S&P 400 MidCap Index Fund, the JNL/Mellon Capital Management S&P® 10 Fund, the JNL/Mellon Capital Management S&P® SMid 60 Fund, the JNL/Mellon Capital Management JNL 5 Fund, the JNL/Mellon Capital Management VIP Fund, the JNL/Mellon Capital Management S&P® 24 Fund and any other investment fund or other vehicle that is offered by third parties and that seeks to provide an investment return based on the returns of any Standard & Poor’s Index  are not sponsored, endorsed, sold or promoted by Standard & Poor’s Financial Services LLC, a wholly owned subsidiary of The McGraw-Hill Companies, Inc. (“S&P”) and its affiliates. S&P and its affiliates make no representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability of investing in these Funds.  Among the fund options considered are index funds based on the S&P 500 and other indexes that are published by S&P.  S&P typically receives license fees from the issuers of such funds, some of which may be based on the amount of assets invested in the fund.  Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

“Value Line®,” “The Value Line Investment Survey,” and “Value Line TimelinessTM Ranking System” are trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Jackson.  The JNL/Mellon Capital Management Value Line® 30 Fund, the JNL/Mellon Capital Management VIP Fund, and the JNL/Mellon Capital Management JNL Optimized 5 Fund are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. (“Value Line”).  Value Line makes no representation regarding the advisability of investing in the JNL/Mellon Capital Management Value Line® 30 Fund, the JNL/Mellon Capital Management VIP Fund, and the JNL/Mellon Capital Management JNL Optimized 5 Fund.  Jackson is not affiliated with any Value Line Company.

THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”).  THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.  MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC.  NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE.  MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR ANY OTHER PERSON OR ENTITY.  NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES.  NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND IS REDEEMABLE.  FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND, OWNERS OF THE JNL/MELLON CAPITAL MANAGEMENT INTERNATIONAL INDEX FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

A-

APPENDIX B

CONTRACT ENHANCEMENT RECAPTURE CHARGE PROSPECTUS EXAMPLES

Example 1 illustrates the application of the Contract Enhancement to a Contract with a single premium payment and the application of withdrawal charges and recapture charges upon a partial withdrawal when earnings exceed 10% of remaining premium (and, therefore, there is no free withdrawal).  The withdrawal charges and recapture charges are applied only to the withdrawal in excess of earnings.

Example 2 illustrates the application of the Contract Enhancement for a Contract with multiple premium payments and the application of the withdrawal charges and recapture charges upon a partial withdrawal when there are no earnings.  The withdrawal charges and recapture charges are applied only to the withdrawal in excess of earnings and the free withdrawal, first to the premium with the lowest withdrawal charges and recapture charges and last to the premium with the highest withdrawal charges and recapture charges.

Example 1
10/1/2008
$100,000.00	: Premium
6.00%	: Contract Enhancement Percentage
$6,000.00	: Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (6.00%))
3.00%	: Withdrawal Charge Percentage for Completed Year 3-4 (WC%)
4.00%	: Recapture Charge Percentage for Completed Year 3-4 (RC%)
5.50%	: Hypothetical Net Return

At end of Year 4
9/30/2012
$131,315.41	: Contract Value at end of Year 4
$100,000.00	: Net Withdrawal requested

$25,315.41	: Earnings (Contract Value ($131,315.41) less Premium ($100,000) less Contract Enhancement ($6,000))
$80,306.01
 : Total Premium withdrawn is computed as the difference between the Net Withdrawal requested
 ($100,000), minus Earnings ($25,315.41) that are presumed to be withdrawn first and without charges, plus the Withdrawal Charge ($2,409.18) and Recapture Charge ($3,212.24) that is imposed on the withdrawal of premium

$100,000.00	: Net Withdrawal
$2,409.18	: Withdrawal Charge: $80,306.01 multiplied by WC% (3.00%)
$3,212.24	: Recapture Charge: $80,306.01 multiplied by RC% (4.00%)
$105,621.42	: Total Withdrawal (total amount deducted from the Contract Value)

$25,693.99	: Contract Value after Total Withdrawal ($131,315.41 less $105,621.42)

JNL Example 2
10/1/2008
$50,000.00	: Premium 1
6.00%	: Contract Enhancement Percentage
$3,000.00	: Contract Enhancement (Premium ($50,000) multiplied by the Contract Enhancement Percentage (6.00%))
3.50%	: Withdrawal Charge Percentage for Completed Year 2-3 (WC%1)
4.50%	: Recapture Charge Percentage for Completed Year 2-3 (RC%1)
12/1/2008
$75,000.00	: Premium 2
6.00%	: Contract Enhancement Percentage
$4,500.00	: Contract Enhancement (Premium 2 ($75,000) multiplied by the Contract Enhancement Percentage (6.00%))
3.50%	: Withdrawal Charge Percentage for Completed Year 1-2 (WC%2)
5.50%	: Recapture Charge Percentage for Completed Year 1-2 (RC%2)
0.00%	: Hypothetical Net Return

11/1/2010
$132,500.00	: Contract Value
$75,000.00	: Net Withdrawal Requested

$0.00	: Earnings (Contract Value ($132,500) less Premiums ($125,000) less Contract Enhancements ($7,500))
$12,500.00	: Amount available for withdrawal under the free withdrawal provision [(Premium ($125,000) multiplied by 10%) less Earnings ($0.00)]
$50,000.00
 : Total Premium 1 withdrawn is computed as the difference between the Net Withdrawal requested
 ($75,000), minus Earnings ($0.00) that are presumed to be withdrawn first and without charges, minus the free withdrawal ($12,500), plus the Withdrawal Charge from Premium 1 ($1,750.00) and Recapture
Charge from Premium 1 ($2,250.00) that is imposed on the withdrawal of premium.  (The computed total premium withdrawn is capped at the amount of the premium, which is $50,000 in this example.)

$46,000.00
: Premium 1 withdrawn not including Withdrawal Charge and Recapture Charge (Total Premium 1
withdrawn ($50,000) less the Withdrawal Charge from Premium 1($1,750.00) less the Recapture Charge from Premium 1 ($2,250.00))

$18,131.87
 : Total Premium 2 withdrawn is computed as the difference between the Net Withdrawal requested
($75,000), minus Earnings ($0.00) that are presumed to be withdrawn first and without charges, minus the free withdrawal ($12,500), minus Premium 1 withdrawn not including Withdrawal Charge and
Recapture Charge ($46,000), plus the Withdrawal Charge from Premium 2 ($634.62) and the Recapture
Charge from Premium 2 ($997.25) that is imposed on the withdrawal of premium

$75,000.00	: Net Withdrawal
$1,750.00	: Withdrawal Charge from Premium 1: $50,000 multiplied by WC%1 (3.50%)
$2,250.00	: Recapture Charge from Premium 1: $50,000 multiplied by RC%1 (4.50%)
$634.62	: Withdrawal Charge from Premium 2: $18,131.87 multiplied by WC%2 (3.50%)
$997.25	: Recapture Charge from Premium 2: $18,131.87 multiplied by RC%2 (5.50%)
$80,631.87	: Total Withdrawal (total amount deducted from the Contract Value)
$51,868.13	: Contract Value after Total Withdrawal ($132,500.00 less $80,631.87)

B-

APPENDIX C

BROKER-DEALER SUPPORT

Below is a complete list of broker-dealers that received marketing and distribution and/or administrative support in 2008 from the Distributor in relation to the sale of our variable insurance products.

1st Discount Brokerage, Inc.	Capital Analysts, Inc.	Essex National Securities	Harvest Capital
1st Global Capital Corp.	Capital City Securities	Feltl & Company	Hazard & Siegel, Inc.
Abbott Bennett Group LLC	Capital Financial Group	Ferris Baker Watts, Inc.	HBW Securities
A.G. Edwards & Sons, Inc.	CCF Investments, Inc.	FFP Securities, Inc.	Heim, Young & Associates, Inc.
Acorn Financial	CCO Investment Services Corp.	Fifth Third Securities	Hornor Townsend & Kent, Inc.
Advantage Capital Corp.	Centennial Securities Company	Financial Network Investment	Huckin Financial Group, Inc.
Advisors Marketing, Inc.	Centaurus Financial, Inc.	First Allied Securities, Inc.	Huntington Investment Company
AIG Financial Advisors	Century Securities	First Brokerage America	IMS Securities
Allegiant Securities	CFD Investments, Inc.	First Heartland Capital, Inc.	Independent Financial Group
C- American General Securities	Chevy Chase Securities	First Independent Financial	Infinex Investments
American Investors Company	Choice Investments, Inc.	First Merit Insurance Agency	ING Financial
American Portfolios Financial	Colonial Brokerage	FNB Brokerage Services	Institutional Securities Corp.
Ameriprise Advisor Services	Colonial Financial Services	Fortune Financial Services	InterCarolina Financial Services
Ameritas Investment Corp.	Colonial Investments Services	Founders Financial Securities	Intersecurities, Inc.
Apple Tree Investments	Commonwealth Financial Network	Fox & Company Investments, Inc.	Intervest International
Askar Corp.	Community Bankers Securities	FSC Securities Corp.	Invest Financial Corp.
Associated Securities Corp.	Comprehensive Asset Management, Inc.	FTC Methods Inc.	Investacorp, Inc.
AXA Advisors, LLC	Coordinated Capital Securities	G.A. Repple and Company	Investment Center, Inc.
BancWest Investment Services	Countrywide Investment Services	G.W. Sherwold Associates, Inc.	Investment Centers of America, Inc.
BB&T Investment Services Inc.	Crowell, Weedon & Company	GBA Financial Group, LLC	Investment Professionals, Inc.
BCG Securities	Crown Capital Securities L.P.	Geneos Wealth Management, Inc.	Investors Capital Corp.
Bentley Lawrence Securities	CUE Financial Group, Inc.	GF Investment Services	J P Turner & Company, LLC
Berthel Fisher & Company Financial Services	CUNA Brokerage Services, Inc.	GLP Investment Services	J.J.B. Hilliard, W.L. Lyons, LLC
BFT Financial	CUSO Financial Services	Great American Advisors, Inc.	J.W. Cole Financial, Inc.
BOSC, Inc.	Cutter and Company	Great Nation Investment Corp.	Janney Montgomery Scott, LLC
Brecek & Young Advisors, Inc.	D.A. Davidson & Company	Great Southern Investments	Jefferson Pilot Securities Corp.
Brewer Financial Services	Dunwoody Brokerage Services, Inc.	Gunn Allen Financial, Inc.	John James Investments, Inc.
Broad Street Securities	E Planning Securities, Inc.	GWN Securities, Inc.	Kalos Capital, Inc.
Broker Dealer Financial	Economy Securities, Inc.	H D Vest Investment Securities	KCD Financial
Brookstone Securities	EDI Financial, Inc.	H&R Block Financial Advisors	Key Investments
Bueter & Company, Inc.	Ensemble Financial Services	H. Beck, Inc.	KMS Financial
Cadaret, Grant & Company	Equable Securities Corp.	Hantz Financial Services, Inc.	Koehler Financial, LLC
Calton & Associates, Inc.	Equitas America	Harbour Investment, Inc.	Kovack Securities, Inc.
Cambridge Investment Research	Equity Services, Inc.	Harger & Company	Labrunerie Financial, Inc.
Cantella & Company	ESI Financial	Harold Dance Investments	Landolt Securities, Inc.

Lasalle St Securities LLC	O.N. Equity Sales Company	Royal Alliance Associates, Inc.	Triune Capital Advisors
Legend Equities Corp.	OneAmerica Securities	Sammons Securities Company, Inc.	Trustmont Financial Group
Leigh Baldwin & Company, LLC	Oppenheimer & Company	Schlitt Investor Services, Inc.	UBS Financial Services, Inc.
Lesko Securities, Inc.	P.T. Bloyd & Associates	Scott & Stringfellow, Inc.	UnionBanc Investment Services LLC
Liberty Partners Financial	Pacific West	Securian Financial Services	United Equity Securities
Life Investors Financial	Packerland Brokerage Services	Securities America, Inc.	United Planners Financial
Lincoln Financial Securities Corp.	Park Avenue Securities	Securities Service Network	USA Advanced Planners, Inc.
LPL Financial Corporation	Paulson Investment Company	Sicor Securities, Inc.	USA Financial Securities Corp.
Madison Ave Securities	Peak Securities	Sigma Financial Corp.	UVEST Corp.
Main Street Securities	Pension Planners Securities	Signator Investors, Inc.	Valmark Securities, Inc.
Medallion Investment Services Inc.	Peoples Securities	SII Investments, Inc.	Vanderbilt Securities LLC
Merrimac Corporate Securities Inc.	Planmember Securities	Sorrento Pacific	VSR Financial Services, Inc.
Metlife Securities	Prime Capital Services Inc.	South West Securities Financial Services, Inc.	Wachovia Securities LLC
Michigan Securities Inc.	Prime Financial Services	Spectrum Capital	Wall Street Financial Group
Mid Atlantic Securities Inc.	Primevest	Spire Securities LLC	Walnut Street Securities
Milkie/Ferguson Investments	Pro Equities, Inc.	Stanford Group Company	WaMu Investments, Inc.
MML Investors Services Inc.	Professional Asset Management	Sterne Agee Financial Services	Waterstone Financial Group
C-2 Money Concepts Capital Corp.	Prospera Financial Services, Inc.	Stifel Nicolaus & Company	Webster Investments
Moors & Cabot Inc.	Purshe Kaplan Sterling	Strategic Financial Alliance	Wedbush Morgan Securities
Morgan Keegan & Company	Qa3 Financial Corp.	Summit Alliance Securities LLC	Western Equity Group
Morgan Peabody, Inc.	Questar Capital Corp.	Summit Brokerage Services, Inc.	Western International Securities, Inc.
Multi-Financial Securities Corp.	R.L. Harger & Associates Inc.	Summit Equities Inc.	Wilmington Brokerage Services
Mutual Service Corp.	Raymond James & Associates, Inc.	Sunset Financial Services, Inc.	Woodbury Financial Services, Inc.
National Planning Corporation	RBC Capital Markets Corp.	Syndicated Capital Inc.	Workman Securities Corp.
National Securities Corp.	RC Dunwoody & Associates Inc.	Synergy Investment Group	World Equity Group, Inc.
New England Securities	Regal Securities Inc.	TFS Securities Inc.	World Financial Group
Newbridge Securities Corp.	Resource Horizons Group	The Leaders Group	World Group Securities, Inc.
Next Financial Group, Inc.	Riderwood Group	Thomas McDonald Partners	WRP Investments, Inc.
NFP Securities, Inc.	River Stone Wealth Management	Thrivent Investment Management	Wunderlich Securities
North Atlantic Securities LLC	RNR Securities LLC	Tower Square Securities, Inc.
North Ridge Securities Corp.	Robert W Baird & Company, Inc.	Transamerica Financial Advisors, Inc.
NYLife Securities LLC	Roche Securities Sales	Triad Advisors, Inc.

APPENDIX D

GMWB PROSPECTUS EXAMPLES

Unless otherwise specified, the following examples assume you elected a GMWB with a 5% benefit when you purchased your Contract, no other optional benefits were elected, your initial premium payment was $100,000, your GAWA is greater than your RMD (if applicable) at the time a withdrawal is requested, all partial withdrawals requested include any applicable charges, no prior partial withdrawals have been made, and the bonus percentage (if applicable) is 7%.  The examples also assume that the GMWB and any For Life Guarantee have not been terminated as described in the Access to Your Money section of this prospectus.  If you elected a GMWB other than a GMWB with a 5% benefit, the examples will still apply, given that you replace the 5% in each of the GAWA calculations with the appropriate GAWA%.  If you elected a GMWB with a bonus percentage other than 7%, the examples will still apply if you replace the 7% in each of the bonus calculations with the appropriate bonus percentage.

Example 1: At election, your GWB is set and your GAWA is determined based on that value.

▪	Example 1a: If the GMWB is elected at issue:
♦	Your initial GWB is $100,000, which is your initial Premium payment.
♦	Your GAWA is $5,000, which is 5% of your initial GWB ($100,000*0.05 = $5,000).
▪	Example 1b: If the GMWB is elected after issue when the Contract Value is $110,000 and your Contract has a total Recapture Charge of $5,000 at the time the GMWB is elected:
♦	Your initial GWB in your new GMWB is $105,000, which is your Contract Value ($110,000) less the Recapture Charge ($5,000) on the effective date of the endorsement.
♦	Your GAWA is $5,250, which is 5% of your initial GWB ($105,000*0.05 = $5,250).

▪	Notes:
♦	If your endorsement contains a varying benefit percentage:
-
Your GAWA% and GAWA are not determined until the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of a GMWB Income Option.

-
If your endorsement allows for re-determination of the GAWA%, your initial Benefit Determination Baseline (BDB) is set equal to your initial Premium payment if the endorsement is elected at issue or your Contract Value less any applicable Recapture Charge if the endorsement is elected after issuance of the Contract.

♦	If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base is set equal to your GWB at the time of election.
♦	If your endorsement includes a 200% Guaranteed Withdrawal Balance Adjustment provision, your initial GWB adjustment is set equal to 200% times your initial GWB.
♦	If your endorsement includes a GMWB Death Benefit provision, your initial GMWB death benefit is set equal to your initial GWB.

Example 2: If your endorsement contains a varying benefit percentage, your GAWA% is determined on the earlier of the time of your first withdrawal, the date that your Contract Value reduces to zero, the date that the GMWB is continued by a spousal Beneficiary who is not a Covered Life, or upon election of the Life Income of a GMWB Income Option.  Your GAWA% is set based upon your attained age at that time.  Your initial GAWA is determined based on this GAWA% and the GWB at that time.

▪
If, at the time the GAWA% is determined, your GAWA% is 5% based on your attained age and your GWB is $100,000, your initial GAWA is $5,000, which is your GAWA% multiplied by your GWB at that time ($100,000 * 0.05 = $5,000).

▪	If your endorsement allows for re-determination of the GAWA%, your GAWA% will be re-determined based on your attained age if your Contract Value at the time of a step-up is greater than the BDB.

Example 3: Upon payment of a subsequent Premium, your GWB and GAWA are re-determined.  Your GWB is subject to a maximum of $5,000,000.

▪	Example 3a: If you make an additional Premium payment of $50,000 and your GWB is $100,000 at the time of payment:
♦	Your new GWB is $150,000, which is your GWB prior to the additional Premium payment ($100,000) plus your additional Premium payment ($50,000).
♦	Your GAWA is $7,500, which is your GAWA prior to the additional Premium payment ($5,000) plus 5% of your additional Premium payment ($50,000*0.05 = $2,500).

▪	Example 3b: If you make an additional Premium payment of $100,000 and your GWB is $4,950,000 and your GAWA is $247,500 at the time of payment:
♦	Your new GWB is $5,000,000, which is the maximum, since your GWB prior to the additional Premium payment ($4,950,000) plus your additional Premium payment ($100,000) exceeds the maximum of $5,000,000.
♦	Your GAWA is $250,000, which is your GAWA prior to the additional Premium payment ($247,500) plus 5% of the allowable $50,000 increase in your GWB (($5,000,000 - $4,950,000)*0.05 = $2,500).

▪	Notes:
♦	If your endorsement contains a varying benefit percentage:
-	Your GAWA is recalculated upon payment of an additional Premium (as described above) only if such payment occurs after your GAWA% has been determined.
-	If your endorsement allows for re-determination of the GAWA%, your BDB is increased by the Premium payment.
♦	If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base is increased by the Premium payment, subject to a maximum of $5,000,000.
♦	If your endorsement includes a 200% Guaranteed Withdrawal Balance Adjustment provision:
-
If the Premium payment occurs prior to the first Contract Anniversary following the effective date of the endorsement, your GWB adjustment is increased by the Premium payment times 200%, subject to a maximum of $5,000,000.  For example, if, as in Example 3a, you make an additional Premium payment of $50,000 prior to your first Contract Anniversary following the effective date of the endorsement, and your GWB adjustment value before the additional Premium payment is $200,000, then the GWB adjustment is increased by 200% of the additional premium payment.  The resulting GWB adjustment is $200,000 + $100,000 = $300,000.

-
If the Premium payment occurs on or after the first Contract Anniversary following the effective date of the endorsement, your GWB adjustment is increased by the Premium payment, subject to a maximum of $5,000,000.  For example, if you make an additional Premium payment of $50,000 after your first Contract Anniversary following the effective date of the endorsement, and your GWB adjustment value before the additional Premium payment is $200,000, then the GWB adjustment is increased by 100% of the additional premium payment.  The resulting GWB adjustment is $200,000 + $50,000 = $250,000.

♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit is increased by the Premium payment, subject to a maximum of $5,000,000.

Example 4: Upon withdrawal of the guaranteed amount (which is your GAWA for endorsements for non-qualified and qualified contracts that do not permit withdrawals in excess of the GAWA or which is the greater of your GAWA or your RMD for those GMWBs related to qualified contracts that permit withdrawals in excess of the GAWA to equal your RMD), your GWB and GAWA are re-determined.

▪	Example 4a: If you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000:
♦	Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000).
♦	Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA.
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($95,000 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 4b: If you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement:
♦	Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500).
♦	Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500).
♦
If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($92,500 / $5,000 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	If your endorsement allows for re-determination of the GAWA%, your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base remains unchanged since the withdrawal did not exceed the guaranteed amount; however, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	If your endorsement includes a 200% Guaranteed Withdrawal Balance Adjustment provision, your 200% Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
♦
If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit may be reduced.  In the case where your GMWB death benefit is reduced for all withdrawals, it will be reduced by the amount of the withdrawal since the withdrawal did not exceed the greater of the GAWA or the RMD.

♦	If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your new GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 5: Upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4), your GWB and GAWA are re-determined.

▪	Example 5a: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $130,000 and your GWB is $100,000:
♦	Your GWB is recalculated based on the type of endorsement you have elected.
-
If your endorsement contains an annual Step-Up provision, your new GWB is $91,200, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $91,200].

-
Otherwise, your new GWB is $90,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($130,000 - $10,000 = $120,000).

♦	Your GAWA is recalculated based on the type of endorsement you have elected
-
If your endorsement contains an annual Step-Up provision, your GAWA is recalculated to equal $4,800, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000) / ($130,000 - $5,000)) = $4,800].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($91,200 / $4,800 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
Otherwise, if your endorsement is not a For Life GMWB, your GAWA for the next year remains $5,000, since it is recalculated to equal the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($120,000*0.05 = $6,000).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA.

▪	Example 5b: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $105,000 and your GWB is $100,000:
♦	Your GWB is recalculated based on the type of endorsement you have elected.
-
If your endorsement contains an annual Step-Up provision, your new GWB is $90,250, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000)*(1 - ($10,000 - $5,000) / ($105,000 - $5,000)) = $90,250].

-
Otherwise, your new GWB is $90,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($105,000 - $10,000 = $95,000).

♦	Your GAWA is recalculated based on the type of endorsement you have elected
-
If your endorsement contains an annual Step-Up provision, your GAWA is recalculated to equal $4,750, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($10,000 - $5,000)/($105,000 - $5,000)) = $4,750].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,250 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
Otherwise, if your endorsement is not a For Life GMWB, your GAWA for the next year is recalculated to equal $4,750, which is the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($95,000*0.05 = $4,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($90,000 / $4,750 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date, and the amount of your final withdrawal would be less than your GAWA (and equal to your remaining GWB).  In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA.

▪	Example 5c: If you withdraw an amount ($10,000) that exceeds your GAWA ($5,000) when your Contract Value is $55,000 and your GWB is $100,000:
♦	Your GWB is recalculated based on the type of endorsement you have elected.
-
If your endorsement contains an annual Step-Up provision, your new GWB is $85,500, which is your GWB reduced dollar for dollar for your GAWA, then reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [($100,000 - $5,000) * (1 - ($10,000 - $5,000) / ($55,000 - $5,000)) = $85,500].

-
Otherwise, your new GWB is $45,000, which is the lesser of 1) your GWB prior to the withdrawal less the amount of the withdrawal ($100,000 - $10,000 = $90,000) or 2) your Contract Value prior to the withdrawal less the amount of the withdrawal ($55,000 - $10,000 = $45,000).

♦	Your GAWA is recalculated based on the type of endorsement you have elected
-
If your endorsement contains an annual Step-Up provision, your GAWA is recalculated to equal $4,500, which is your current GAWA reduced in the same proportion that the Contract Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000*(1-($10,000-$5,000)/($55,000 - $5,000))=$4,500].  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 19 years to deplete your GWB ($85,500 / $4,500 per year = 19 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if your For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 19 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
Otherwise, if your endorsement is not a For Life GMWB, your GAWA for the next year is recalculated to equal $2,250, which is the lesser of 1) your GAWA prior to the withdrawal ($5,000) or 2) 5% of your Contract Value after the withdrawal ($45,000*0.05 = $2,250).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($45,000 / $2,250 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  In addition, if you have elected a For Life GMWB, your For Life Guarantee becomes null and void since the amount of the withdrawal exceeds your GAWA.

▪	Notes:
♦	If your endorsement contains a varying benefit percentage and allows for re-determination of your GAWA%, your BDB remains unchanged since the BDB is not adjusted for partial withdrawals.
♦
If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision, your bonus base is recalculated to equal the lesser of 1) your bonus base prior to the withdrawal or 2) your GWB following the withdrawal.  In addition, no bonus will be applied to your GWB at the end of the Contract Year in which the withdrawal is taken.

♦	If your endorsement includes a 200% Guaranteed Withdrawal Balance Adjustment provision, your 200% Guaranteed Withdrawal Balance Adjustment provision is terminated since a withdrawal is taken.
♦
If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit will be reduced.  In the case where your GMWB Death Benefit is reduced for all withdrawals, the GMWB Death Benefit is reduced in the same manner that the GWB is reduced; it is first reduced dollar for dollar for the GAWA and then is reduced in the same proportion that the Contract Value is reduced for the amount of the withdrawal in excess of the GAWA.  Otherwise, your GMWB Death Benefit is only reduced in the same proportion that the Contract Value is reduced for the amount of the withdrawal in excess of the GAWA.

♦	If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where your minimum death benefit is reduced proportionately for withdrawals, your death benefit may be reduced by more than the amount of the withdrawal.

Example 6: Upon step-up, your GWB and GAWA are re-determined.  (This example only applies if your endorsement contains a Step-Up provision.)

▪	Example 6a: If at the time of step-up your Contract Value is $200,000, your GWB is $90,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $200,000, which is equal to your Contract Value.
♦
If your GAWA% is not eligible for re-determination, your GAWA for the next year is recalculated to equal $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).

-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($200,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

♦
However, if your GAWA% is eligible for re-determination and the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value at the time of the step-up is greater than your BDB.

-	If, in the example above, your BDB is $100,000 and the GAWA% at the applicable attained age is 6%:
•	Your GAWA% is set to 6%, since your Contract Value ($200,000) is greater than your BDB ($100,000).
•	Your GAWA is equal to $12,000, which is your new GWB multiplied by your new GAWA% ($200,000 * 0.06 = $12,000).
•	Your BDB is recalculated to equal $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000).
♦
If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision your bonus base is $100,000 just prior to the step-up, your bonus base is recalculated to equal $200,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).

-
If your endorsement allows for the Bonus Period to re-start and you have not passed your Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.

▪	Example 6b: If at the time of step-up your Contract Value is $90,000, your GWB is $80,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $90,000, which is equal to your Contract Value.
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($90,000*0.05 = $4,500).
-
After step-up, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 18 years to deplete your GWB ($90,000 / $5,000 per year = 18 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 18 years, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If your GAWA% is eligible for re-determination and the step-up occurs after the initial determination of your GAWA%, the GAWA% will be re-determined based on your attained age (or the youngest Covered Life's attained age if your endorsement is a For Life GMWB with Joint Option) if your Contract Value is greater than your BDB.  However, in this case, it is assumed that your initial Premium is $100,000.  Your BDB would not be less than $100,000, implying that this would not be an opportunity for a re-determination of the GAWA%.  In addition, if your BDB is $100,000 prior to the step-up, your BDB remains $100,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($90,000).

♦
If your endorsement includes a Guaranteed Withdrawal Balance Bonus provision and your bonus base is $100,000 just prior to the step-up, your bonus base remains $100,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($90,000).

-	Even if your endorsement allows for the Bonus Period to re-start, your Bonus Period will not re-start since your bonus base has not been increased due to the step-up.
▪	Notes:
♦
Your endorsement may contain a provision allowing the Company to increase the GMWB charge upon step-up.  If the charge does increase, a separate calculation would be recommended to establish if the step-up is beneficial.

♦	If your endorsement contains a provision for automatic step-ups, your GWB will only step up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦
If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and a provision for automatic step-ups, your bonus base will be re-determined only if your GWB is increased upon step-up to a value above your bonus base just prior to the step-up.

♦	If your endorsement contains a varying benefit percentage, your GAWA is recalculated upon step-up (as described above) only if the step-up occurs after your GAWA% has been determined.
♦	If your endorsement contains a 200% Guaranteed Withdrawal Balance Adjustment provision, your GWB adjustment remains unchanged since step-ups do not impact the GWB adjustment.
♦	If your endorsement contains a GMWB Death Benefit provision, your GMWB death benefit remains unchanged since step-ups do not impact the GMWB death benefit.

Example 7: Impact of the order of transactions.  (This example only applies if your endorsement contains a Step-Up provision.)

▪
Example 7a: If prior to any transactions your Contract Value is $200,000, your GAWA is $5,000, your GAWA% is not eligible for re-determination upon step-up, your GWB is $100,000 and you wish to step up your GWB (or your GWB is due to step up automatically) and you also wish to take a withdrawal of an amount equal to $5,000:

♦
If you request the withdrawal the day after the step-up, upon step-up, your GWB is set equal to $200,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $10,000, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($200,000*0.05 = $10,000).  On the day following the step-up and after the withdrawal of $5,000, your new GWB is $195,000, which is your GWB less the amount of the withdrawal ($200,000 - $5,000 = $195,000) and your GAWA will remain at $10,000 since the amount of the withdrawal does not exceed your GAWA.  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $10,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and your bonus base is $100,000 just prior to the step-up, at the time of step-up, your bonus base is recalculated and is equal to $200,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($200,000).  Your bonus base is not adjusted upon withdrawal since the amount of the withdrawal does not exceed your GAWA.

-
If your endorsement allows for the Bonus Period to re-start and you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.

-
If your endorsement allows for re-determination of the GAWA% and your BDB is $100,000 just prior to the step-up, then at the time of step-up, your BDB is recalculated and is equal to $200,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($200,000).  Your BDB is not adjusted upon withdrawal since the BDB is not reduced for partial withdrawals.

♦
If you request the withdrawal prior to the step-up, immediately following the withdrawal transaction, your new GWB is $95,000, which is your GWB less the amount of the withdrawal ($100,000 - $5,000 = $95,000) and your Contract Value becomes $195,000, which is your Contract Value prior to the withdrawal less the amount of the withdrawal ($200,000 - $5,000 = $195,000).  Upon step-up following the withdrawal, your GWB is set equal to $195,000, which is your Contract Value.  At that time, your GAWA is recalculated and is equal to $9,750, which is the greater of 1) your GAWA prior to the step-up ($5,000) or 2) 5% of your new GWB ($195,000*0.05 = $9,750).  If you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($195,000 / $9,750 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

-
If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and your bonus base is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your bonus base is not adjusted since the amount of the withdrawal does not exceed your GAWA.  At the time of step-up, your bonus base is recalculated and is equal to $195,000, which is the greater of 1) your bonus base prior to the step-up ($100,000) or 2) your GWB following the step-up ($195,000).

-
If your endorsement allows for the Bonus Period to re-start and you have not passed the Contract Anniversary immediately following your 80th birthday (or the youngest Covered Life's 80th birthday if your endorsement is a For Life GMWB with Joint Option), your Bonus Period will re-start since your bonus base has been increased due to the step-up.

-
If your endorsement allows for re-determination of the GAWA% and your BDB is $100,000 just prior to the withdrawal, then at the time of the withdrawal, your BDB is not adjusted since the BDB is not reduced for partial withdrawals.  At the time of step-up, your BDB is recalculated and is equal to $195,000, which is the greater of 1) your BDB prior to the step-up ($100,000) or 2) your Contract Value at the time of step-up ($195,000).

D-

▪	Notes:
♦
As the example illustrates, when considering a request for a withdrawal at or near the same time as the election or automatic application of a step-up, the order of the transactions may impact your GAWA.

-
If the step-up would result in an increase in your GAWA and the requested withdrawal is less than or equal to your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.  This is especially true if your endorsement allows for re-determination of the GAWA% and the step-up would result in a re-determination of the GAWA%.

-
If your endorsement contains an annual Step-Up provision, the step-up would result in an increase in your GAWA, and the withdrawal requested is greater than your new GAWA, your GAWA resulting after the two transactions would be greater if the withdrawal is requested after the step-up is applied.

-	Otherwise, your GAWA resulting from the transactions is the same regardless of the order of transactions.
♦	This example would also apply in situations when the withdrawal exceeded your GAWA but not your permissible RMD.
♦	Your endorsement may contain a provision allowing the Company to increase the GMWB charge upon step-up.
♦	If your endorsement contains a provision for automatic step-ups, your GWB will only step up to the Contract Value if the Contract Value is greater than your GWB at the time of the automatic step-up.
♦
If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision and a provision for automatic step-ups, your bonus base will be re-determined only if your GWB is increased upon step-up to a value above your bonus base just prior to the step-up.

♦	If your endorsement contains a varying benefit percentage, the GAWA% is determined at the time of the withdrawal (if not previously determined).
-	If your endorsement allows for re-determination of the GAWA%, the GAWA% is re-determined upon step-up if your Contract Value is greater than your BDB.
♦	If your endorsement contains a 200% Guaranteed Withdrawal Balance Adjustment provision, your 200% Guaranteed Withdrawal Balance Adjustment provision is terminated at the time of the withdrawal.
♦
If your endorsement contains a GMWB Death Benefit provision, the GMWB death benefit would not be adjusted for the step-up since step-ups do not impact the GMWB death benefit, but your GMWB death benefit may be reduced for the withdrawal.

♦	If your endorsement does not include a For Life Guarantee or if the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.
♦
Withdrawals taken in connection with a GMWB are considered the same as any other withdrawal for the purpose of determining all other values under the Contract.  In the case where a minimum death benefit is reduced proportionately for withdrawals, the death benefit may be reduced by more than the amount of the withdrawal.

Example 8: Upon application of the Guaranteed Withdrawal Balance Bonus, your GWB and GAWA are re-determined.  (This example only applies during the Bonus Period if your endorsement contains a Guaranteed Withdrawal Balance Bonus provision.)

▪	Example 8a: If at the end of a Contract Year in which you have taken no withdrawals, your GWB is $100,000, your bonus base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $107,000, which is equal to your GWB plus 7% of your bonus base ($100,000 + $100,000*0.07 = $107,000).
♦	Your GAWA for the next year is recalculated to equal $5,350, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($107,000*0.05 = $5,350).
♦
After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($107,000 / $5,350 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Example 8b: If at the end of a Contract Year in which you have taken no withdrawals, your GWB is $90,000, your bonus base is $100,000, and your GAWA is $5,000:
♦	Your new GWB is recalculated to equal $97,000, which is equal to your GWB plus 7% of your bonus base ($90,000 + $100,000*0.07 = $97,000).
♦	Your GAWA for the next year remains $5,000, which is the greater of 1) your GAWA prior to the application of the bonus ($5,000) or 2) 5% of your new GWB ($97,000*0.05 = $4,850).
♦
After the application of the bonus, if you continued to take annual withdrawals equal to your GAWA, it would take an additional 20 years to deplete your GWB ($97,000 / $5,000 per year = 20 years), provided that there are no further adjustments made to your GWB or your GAWA (besides the annual reduction of your GWB by the amount of the withdrawal) and that the withdrawals are taken prior to the Latest Income Date.  However, if you have elected a For Life GMWB and the For Life Guarantee is in effect, withdrawals equal to your GAWA could continue for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), even beyond 20 years, provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦	Your bonus base is not recalculated upon the application of the bonus to your GWB.
♦
If your endorsement contains a varying benefit percentage, your GAWA is recalculated upon the application of the bonus (as described above) only if the application of the bonus occurs after your GAWA% has been determined.

♦	If your endorsement allows for re-determination of the GAWA%, your BDB remains unchanged since the BDB is not impacted by the application of the bonus.
♦	If your endorsement includes a 200% Guaranteed Withdrawal Balance Adjustment provision, your GWB adjustment remains unchanged since the GWB adjustment is not impacted by the application of the bonus.
♦	If your endorsement includes a GMWB Death Benefit provision, your GMWB death benefit remains unchanged since the GMWB death benefit is not impacted by the application of the bonus.
♦	If the For Life Guarantee is not in effect, your GAWA would not be permitted to exceed your remaining GWB.

Example 9: For Life Guarantee becomes effective after the effective date of the endorsement.  At the time the For Life Guarantee becomes effective, your GAWA is re-determined.  (This example only applies if your endorsement is a For Life GMWB that contains a For Life Guarantee that becomes effective after the effective date of the endorsement.)

▪	Example 9a: If on the reset date your Contract Value is $30,000, your GWB is $50,000, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $2,500, which is equal to 5% of the current GWB ($50,000*0.05 = $2,500).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

▪	Example 9b: If your Contract Value has fallen to $0 prior to the reset date, your GWB is $50,000 and your GAWA is $5,000:
♦
You will continue to receive automatic payments of a total annual amount that equals your GAWA until your GWB is depleted.  However, your GAWA would not be permitted to exceed your remaining GWB.  Your GAWA is not recalculated since the Contract Value is $0.

♦	The For Life Guarantee does not become effective due to the depletion of the Contract Value prior to the effective date of the For Life Guarantee.

▪	Example 9c: If on the reset date, your Contract Value is $50,000, your GWB is $0, and your GAWA is $5,000:
♦	Your GAWA for the next year is recalculated to equal $0, which is equal to 5% of the current GWB ($0*0.05 = $0).
♦
The For Life Guarantee becomes effective, thus allowing you to make annual withdrawals equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.  Once the For Life Guarantee becomes effective, it remains in effect until the endorsement is terminated, as described in the Access to Your Money section of this prospectus, or upon continuation of the Contract by the spouse (unless your endorsement is a For Life GMWB with Joint Option and the spouse continuing the Contract is a Covered Life in which case the For Life Guarantee remains in effect upon continuation of the Contract by the spouse).

♦
Although your GAWA is $0, upon step-up or subsequent premium payments, your GWB and your GAWA would increase to values greater than $0 and since the For Life Guarantee has become effective, you could withdraw an annual amount equal to your GAWA for the rest of your life (or in the case of Joint Owners, until the first death of the Joint Owners or until the death of the last surviving Covered Life if your endorsement is a For Life GMWB with Joint Option), provided that the withdrawals are taken prior to the Latest Income Date.

▪	Notes:
♦
Your reset date is the Contract Anniversary on or immediately following the date you attain age 59 1/2 (or the date the youngest Covered Life attains, or would have attained, age 59 1/2 if your endorsement is a For Life GMWB with Joint Option).

Example 10: For Life Guarantee on a For Life GMWB with Joint Option.  (This example only applies if your endorsement is a For Life GMWB with Joint Option.)

▪	If at the time of the death of the Owner (or either Joint Owner) the Contract Value is $105,000 and your GWB is $100,000:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect or become effective on the Contract Anniversary on the reset date.  Once the For Life Guarantee becomes effective, the surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
If your endorsement has a For Life Guarantee that becomes effective on the effective date of the endorsement, the surviving Covered Life may continue the Contract and the For Life Guarantee will remain in effect.  The GAWA% and the GAWA will continue to be determined or re-determined based on the youngest Covered Life’s attained age (or the age he or she would have attained).  The surviving Covered Life will be able to take annual withdrawals equal to the GAWA for the rest of his or her life, provided that the withdrawals are taken prior to the Latest Income Date.

♦
The surviving spouse who is not a Covered Life may continue the Contract and the For Life Guarantee is null and void.  However, the surviving spouse will be entitled to make withdrawals until the GWB is exhausted, provided that the withdrawals are taken prior to the Latest Income Date.

♦	Your GWB remains $100,000 and your GAWA remains unchanged at the time of continuation.

▪	Notes:
♦
If your endorsement has a For Life Guarantee that becomes effective after the effective date of the endorsement, your reset date is the Contract Anniversary on or immediately following the date that the youngest Covered Life attains (or would have attained) age 59 1/2.

♦	If your endorsement contains a Guaranteed Withdrawal Balance Bonus provision, your bonus base remains unchanged at the time of continuation.
♦	If your endorsement allows for re-determination of the GAWA%, your BDB remains unchanged at the time of continuation.

Example 11: Upon application of the 200% Guaranteed Withdrawal Balance Adjustment, your GWB is re-determined.  (This example only applies if your endorsement contains a 200% Guaranteed Withdrawal Balance Adjustment.)

▪	Example 11a: If on the GWB Adjustment Date, your GWB is $160,000, your GWB adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:
♦	Your new GWB is recalculated to equal $200,000, which is the greater of 1) your GWB prior to the application of the GWB adjustment ($160,000) or 2) the GWB adjustment ($200,000).

▪	Example 11b: If on the GWB Adjustment Date, your GWB is $210,000, your GWB adjustment is $200,000, and you have taken no withdrawals on or prior to the GWB Adjustment Date:
♦	Your new GWB is recalculated to equal $210,000, which is the greater of 1) your GWB prior to the application of the GWB adjustment ($210,000) or 2) the GWB adjustment ($200,000).

▪	Notes:
♦	The 200% GWB adjustment provision is terminated on the GWB Adjustment Date after the GWB adjustment is applied (if any).
♦	Since you have taken no withdrawals, your GAWA% and GAWA have not yet been determined, thus no adjustment is made to your GAWA.
♦	No adjustment is made to your bonus base since the bonus base is not impacted by the GWB adjustment.
♦	If your endorsement allows for re-determination of the GAWA%, no adjustment is made to your BDB since the BDB is not impacted by the GWB adjustment.
♦	If your endorsement includes a GMWB Death Benefit provision, no adjustment is made to your GMWB death benefit since the GMWB death benefit is not impacted by the GWB adjustment.

♦

D-

Questions: If you have any questions about your Contract, you may contact us at:
Jackson of NY Service Center:	1 (800) 599-5651 (8 a.m. - 8 p.m. ET)
Mail Address:	P.O. Box 30902, Lansing, Michigan 48909-8402
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951
Jackson of NY IMG Service Center:	1 (888) 464-7779 (8 a.m. - 8 p.m. ET)
(for Contracts purchased through a bank or another financial institution)
Mail Address:	P.O. Box 33178, Detroit, MI 48232-5178
Delivery Address:	c/o Standard Federal Bank, Drawer 5178, 12425 Merriman Road, Livonia, MI 48150
Home Office:	2900 Westchester Avenue, Purchase, New York 10577